Form 20-F
period 2025-12-31
Bullish
filed 2026-03-10
CIK 1872195

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[Mark One]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-42797

BULLISH

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name in English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10A Building A, 60 Nexus Way, Camana Bay,

George Town, Grand Cayman, Cayman Islands, KY1-9005

(Address of principal executive offices)

Nicholas Armstrong
Bullish
10A Building A
60 Nexus Way, Camana Bay
George Town, Grand Cayman
Cayman Islands, KY1-9005

Email: investors@bullish.com

(212) 309-6000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	BLSH	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Ordinary Shares

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. (1)

Title of each class	Number of shares outstanding
Ordinary Shares	150,833,916

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards ☒ as issued by the International Accounting Standards Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

In this Annual Report on Form 20‑F (this “Annual Report”), references to “Bullish,” the “company,” “we,” “us,” or similar terms are to Bullish and, as the context requires, its consolidated subsidiaries.

Our consolidated financial statements are prepared in accordance with the international financial reporting standards (“IFRS”). Our fiscal year ends on December 31 of each year. References to any specific fiscal year refer to the year ended December 31 of the calendar year specified.

Special Note Regarding Forward‑Looking Statements

This Annual Report contains forward‑looking statements that involve risks and uncertainties. Words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “would,” “could,” “will,” “may” or other words that convey judgments about future events or outcomes indicate such forward‑looking statements. Forward‑looking statements in this Annual Report may include statements about:

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	our financial performance, including financial projections and business metrics, and any underlying assumptions thereunder;

●	our mission, goals and strategies;

●	our future business development, including obtaining regulatory licenses in new jurisdictions, financial conditions and results of operations;

●	trends in, and expected growth and market size of, digital assets;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for, and market acceptance of, our products and services;

●	our expectations regarding our relationships with customers and third-party business partners;

●	competition in our industry;

●	potential breaches of our security systems;

●	assertions by third-parties of infringement or other violations by us of their intellectual property rights;

●	relevant laws and regulations in the jurisdictions in which we operate;

●	risks related to our status as a foreign private issuer;

●	general economic and business conditions in the markets; where we operate;

●

uncertainty in whether in the future the PRC government will exert substantial influence, discretion, oversight, and control over the manner in which Hong Kong-based entities must conduct their business activities; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

●	the other matters described in the section titled “Risk Factors.”.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this Annual Report are more fully described under the heading “Risk Factors” and elsewhere in this Annual Report. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this Annual Report describe additional factors that could adversely affect our business, financial condition or results of operations. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of future performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Certain Defined Terms

Currency

All references in this annual report on Form 20-F (“Annual Report”) to “U.S. dollar,” “USD,” or “$” are to the currency of the United States.

Presentation of Financial Information

In accordance with IFRS as issued by the IASB, we prepare our consolidated financial statements on a historical cost basis, except for the revaluation of certain assets that are measured at revalued amounts or fair values at the end of each reporting period. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, Bullish takes into account the characteristics of the asset or liability which market participants take into account when pricing the asset or liability at the measurement date.

Reverse Stock Split; Presentation of Ordinary Shares

Effective August 1, 2025, we effected a one-for-two reverse stock split with respect to all Class A Shares, Class B Shares and Class C common shares (of which none were outstanding) (the “Reverse Stock Split”) and all information respecting shares presented in this Annual Report gives effect to such Reverse Stock Split.

As of the date of this Annual Report, and after giving effect to the reverse stock split, the issuance of shares to a third-party investor in Bullish Global on July 31, 2025, and the related reorganization transactions (collectively, the “IPO Reorganization”), all outstanding share classes and equity interests have been converted into ordinary shares. Following these transactions, the Company had 115,833,916 ordinary shares issued and outstanding. In addition, restricted stock units and options previously outstanding at Bullish Global were converted into rights to receive or acquire an aggregate of 193,148 Ordinary Shares and options to acquire 5,845,207 Ordinary Shares, respectively, subject to the same vesting conditions and, in the case of the options, at a weighted average exercise price of $18.10. Certain equity interests held in the Company’s subsidiary, BMC1, by Thomas W. Farley, the Company’s Chief Executive Officer, and David W. Bonanno, the Company’s Chief Financial Officer, became subject to conversion rights pursuant to the IPO Reorganization, which, upon vesting, entitle Mr. Farley and Mr. Bonanno to exchange such interests for up to an aggregate of 5,213,528 and 1,861,976 ordinary shares, respectively.

For more information on the classes of shares, see section entitled “Description of Share Capital and Articles of Association”.

Rounding

Certain monetary amounts, percentages, and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

PART I.

Item 1.	Identity of Directors, Senior Management and Advisors.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A. [Reserved]

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

We operate in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond our control. Certain of these risk factors are described below. Additional risks not currently known to us, or that we currently consider as immaterial, may also adversely impact our business, operations, financial results or prospects, should any such other events occur. This Annual Report contains forward-looking statements that involve risks and uncertainties, and actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this Annual Report.

Risks Related to Our Business Strategy and Operations

The digital assets industry is rapidly evolving and increasingly regulated, and our operations are subject to significant legal, regulatory, operational, reputational, financial, tax, market, credit and other risks. Changes in the regulatory environment may affect our ability to adapt quickly, innovate, and pursue growth strategies, which could adversely impact our business, financial condition and results of operations.

The digital assets industry is characterized by rapid innovation, substantial market volatility, and an evolving, complex global regulatory landscape. Our success depends on our ability to navigate these significant challenges and risks and our ability to grow our customer base and revenue. We must continually innovate and adapt to new technologies and services to avoid our offerings becoming obsolete, which requires substantial expenditure, may not be successful, and any new products or services could fail to attract customers or generate revenue. Competitors may be better capitalized and able to respond more quickly to new opportunities, standards, or customer requirements. Our ability to compete may be inhibited by regulatory constraints, intellectual property rights, or other factors.

Our integrated operating model, which includes the Bullish Exchange, CoinDesk Data, CoinDesk Indices, and CoinDesk Events, exposes us to a wide array of interconnected risks. Operational risks such as cybersecurity threats or technological failures could have a cascading effect across our business units. Furthermore, our treasury management strategy involves significant direct exposure to the volatility of digital assets, primarily BTC and ETH, and a failure to manage our liquidity or raise additional capital could adversely affect our financial condition.

We face risks and significant challenges in an evolving and competitive digital assets industry, including, among other things, with respect to our ability to:

●	provide accurate and reliable information services and proprietary data products;
●	operate a reliable and quality trading platform for digital assets;
●	obtain necessary regulatory approvals in a timely manner;
●	build a well-recognized and respected brand;
●	establish and expand our customer base across various businesses;
●	implement, maintain and improve our operational efficiency;
●	execute our business model and maintain reliable, secure, high-performance and scalable technology infrastructure;
●	navigate in a new and rapidly evolving and changing space;
●	predict our future revenues and appropriately budget for our expenses;
●	attract, retain and motivate talented employees;
●	anticipate trends that may emerge and affect our business;
●	anticipate and adapt to changing market conditions, including technological developments and changes in the competitive landscape; and
●	navigate an evolving and complex global regulatory environment.

If we fail to adequately address any or all of these risks and challenges, such failure could have an adverse effect on our reputation, business, financial condition, results from operations and share price.

Furthermore, our ability to adapt and compete is deeply intertwined with the complex and uncertain global regulatory environment. As the digital assets ecosystem has grown, it has attracted increasing regulatory attention, which varies significantly by jurisdiction. The cost and complexity of complying with a multi-jurisdictional regulatory footprint can be substantial, and changing laws can hinder or delay our ability to bring new products to market in a timely and cost-effective manner, which could adversely impact our results of operations. If our offerings or technology solutions fail to meet the required quality of our customers or regulators, it could make transacting business less efficient and more prone to errors, diminishing the value we provide.

Conversely, a perceived shift toward a more favorable regulatory environment can introduce a different set of risks. Such a perception can lead to a buildup of valuation pressures and expose investors to increased risks of price manipulation, fraud, scams, and hacks. This resulting volatility can cause investors to lose confidence in the market for digital assets.

Ultimately, our success depends on our ability to navigate both the rapid pace of technological change and the dual-sided risks of the regulatory environment. If we are unable to develop new offerings and adapt to these evolving industry practices and regulations in a timely and cost-effective manner, our business, operating results, financial condition, and ability to attract new customers may be adversely affected.

We operate in a highly competitive industry and we compete against unregulated and less regulated companies, entities and platforms, including a growing number of decentralized finance (“DeFi”) and noncustodial platforms, decentralized exchanges (“DEXs”) and other distributed autonomous organizations (“DAOs”), which may be able to innovate faster than us and offer unregulated products and services that we cannot offer. Our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.

We compete against a number of companies, entities and platforms operating both within the United States and abroad, and both those that focus on traditional financial services and those that focus on digital asset-based services, including a growing number of decentralized finance (“DeFi”) and noncustodial platforms, decentralized exchanges (“DEXs”) and distributed autonomous organizations (“DAOs”). On many of these platforms, users can interact directly with a market-making smart contract or on-chain trading mechanism to exchange one type of digital asset for another without any centralized intermediary. These competing platforms may be more difficult to use than the Bullish Exchange, and some lack the speed and liquidity of centralized platforms, but various innovative models and incentives have been designed to bridge the gap. In addition, such platforms have low startup and entry costs as market entrants often remain unregulated or less regulated and have minimal operating and regulatory costs. A significant number of decentralized platforms have recently been developed and released, including on Ethereum, Tron, Polkadot, and Solana, and many such platforms have experienced significant growth and adoption. We have observed increased interest in certain decentralized platforms, and interest in decentralized and noncustodial platforms may continue to grow as the industry develops. If we are unable to secure or maintain substantial market share quickly, we may face intensified challenges in competing effectively with other entrants, which could harm our operating results.

Concerns about the security of assets following incidents on centralized exchanges, such as the Chapter 11 bankruptcy filing of FTX Trading Ltd (“FTX”) after its collapse in November 2022 and allegations of fraud and mismanagement of funds against its founder and former CEO, may increase user adoption of decentralized and noncustodial platforms. Decentralized exchanges may also not require their users to fill out KYC forms, or may impose less stringent customer identification procedures, offering an additional layer of privacy to their users. If our users move to these decentralized platforms, our revenues will decline and our business, financial condition, cash flows and results of operations will be adversely affected.

We believe that these platforms generally lack the speed and liquidity of centralized platforms, but various innovative models and incentives have been designed to bridge the gap. For example, decentralized and noncustodial platforms are often thought to be less vulnerable to the risk of a custodian’s misuse or loss of user funds since users do not need to transfer their assets to a third party, instead relying on a system of users to operate critical functions on the blockchain, which allows such users to have full and exclusive control over their assets. However, some DeFi or other decentralized applications are also designed to provide anonymity, which can allow malicious and criminal actors to evade traditional financial regulatory tools which can lead to manipulation or exploitation in the use of a DeFi platform in ways that were not intended or envisioned by their creators and may negatively impact confidence in digital asset markets more broadly.

We have expended significant managerial, operational, and compliance costs to meet the legal and regulatory requirements applicable to us in the United States and other jurisdictions in which we operate. We expect to continue to incur significant costs to comply with these requirements, which these unregulated or less regulated competitors, particularly those structured as DEXs, DAOs, and DeFi or other noncustodial platforms, have not had or may not choose to incur. Further, if we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results, and financial condition could be adversely affected.

Our ownership and operation of multiple businesses presents a number of significant risks, including those arising from perceived or actual conflicts of interest.

Bullish’s ownership and operation of multiple complimentary businesses may also create a perception among market participants of conflicts of interest. To address these concerns, Bullish has implemented a conflicts of interest policy to identify, manage and mitigate potential conflicts. The policy is applicable to all entities and individuals acting on behalf of the Bullish Group. Key areas in the conflicts of interest policy include conflict identification and management, guiding principles for transparency, procedures, such as structural segregation, regular training and governance oversight by the Bullish board of directors. These controls are subject to testing on an annual basis. However, there is no assurance that our conflicts of interest policy will be effective in preventing or mitigating all conflicts of interest or perceptions thereof. Any perceived or actual conflicts of interest could damage Bullish’s or its subsidiaries  reputation and undermine investor confidence. Negative press and public opinion could adversely impact our business and the price of our Ordinary Shares.

For example, CoinDesk, a leading online news publication and data provider in the digital asset industry, is our subsidiary and affiliate. CoinDesk plays a significant role in aggregating, creating and disseminating news and other editorial content across the global digital asset industry. Although CoinDesk has policies and procedures in place to shield its editorial operations from Bullish’s control, it is possible that CoinDesk’s news coverage could influence trading prices and demand for digital assets, and it is also possible that consumers of CoinDesk’s content may not appreciate that CoinDesk’s owner has substantial financial interests in digital assets, despite information to that effect on CoinDesk’s website. As a result, some consumers of CoinDesk’s content may place greater weight on such content than they would if they were aware of Bullish’s ownership stake, which could affect the trading prices or volatility of digital assets or our Ordinary Shares.

In addition, as a public company, Bullish expects to have access to material non-public information regarding market activities, trading volumes and other proprietary information from the Bullish Exchange and other businesses that could influence trading decisions. CoinDesk, while intended to provide objective news coverage, may inadvertently become privy to such material non-public information. The sharing of such material non-public information, whether intentional or inadvertent, could lead to allegations of insider trading, market manipulation or other claims if CoinDesk broadcasts or leverage this information in a manner that could advantage certain customers of, or investors in, Bullish, or advantage certain digital assets in which Bullish holds a large financial position.

Investors may question the integrity of CoinDesk’s reporting, fearing that it may be influenced by Bullish’s business objectives or by efforts to manage its public image, particularly during periods of heightened volatility in the prices of our Ordinary Shares or digital assets generally, or during periods of operational challenges. Furthermore, the dual operation of an exchange and a news publication may attract heightened scrutiny from regulatory bodies. Regulators may closely monitor Bullish’s compliance with securities laws and regulations governing the use and dissemination of material non-public information, which could lead to investigations or sanctions if Bullish or CoinDesk are alleged to have violated any applicable laws.

While we have implemented policies and procedures to limit and mitigate such risks, including information barriers to ensure compliance with securities laws relating to material non-public information, there is no assurance that such policies and procedures will be effective, or that we will be able to manage such conflicts of interest adequately. If we fail to manage these conflicts of interests, or if any of the foregoing risks were to materialize or be perceived negatively by market participants, we may be exposed to adverse media coverage, regulatory investigations and legal proceedings, leading to adverse impacts on our reputation, business, financial position and share price.

We may make early-stage investments in crypto-adjacent companies and protocols, including pre-ICO tokens and token warrants, which are subject to high levels of risk, complex vesting structures, and potential impairment.

We regularly deploy capital into early-stage enterprises and nascent blockchain protocols through seed-stage equity, Simple Agreements for Future Tokens (SAFTs), and other pre-initial coin offering (pre-ICO) instruments. These investments are inherently speculative and often include token warrants or similar rights that entitle us to receive digital assets over a period of time. Such assets are typically subject to stringent unlock schedules and vesting periods, which prevent us from liquidating our position during periods of significant market volatility or declining asset value. These early-stage ventures involve a higher degree of risk than investments in established digital assets, as many projects possess unproven business models, incomplete technology stacks, or founding teams without a track record of operational success. Furthermore, these investments are often highly illiquid, with no active secondary market for tokens prior to—or even immediately following—their initial unlock. The valuation of such positions is highly subjective and vulnerable to shifts in the regulatory landscape—such as a protocol’s tokens being classified as unregistered securities—or the failure of the project to reach technical milestones. If a project fails to achieve market adoption, suffers a critical security breach, or encounters significant selling pressure in connection with token unlocks, we may be required to recognize a significant impairment of the asset’s carrying value, leading to losses on our investment.

Financial Risks

Our operating results and cash flows are subject to volatility and may not achieve consistent profitability due to our strategy and focus, increasing operating expenses, and heavy reliance on the unpredictable digital asset market. Revenues and balance sheet figures are sensitive to fluctuations in digital asset prices, volume of transactions, exchange rates, as well as the performance of the liquidity provisioning activities (AMMI), all of which are beyond our control.

We take actions that we believe are in the best long-term interests of our business, even if they do not maximize short-term results, such as expending significant resources on compliance and making acquisitions or investments. We also anticipate that our operating expenses will increase substantially as we continue to hire, expand, and incur significant costs as a public company. Our revenue growth may not be sufficient to offset these higher expenses, and our strategic decisions may not produce the long-term benefits that are expected. While our strategy involves leveraging our balance sheet for growth, it is not intended to continuously cover operating expenses. If we are unable to effectively manage these risks and achieve profitability on a consistent basis, our business, operating results, and financial condition may suffer.

Our operating results are dependent on the broader digital asset industry and are therefore subject to significant fluctuation. Our results are impacted by a variety of unpredictable factors, including digital asset trading volume and prices, our ability to attract and retain customers, macroeconomic conditions, regulatory changes, and system failures. As a result of these factors, our business and future prospects are difficult to evaluate, and period-to-period comparisons of our operating results may not be meaningful as an indication of future performance. Our operating results may fall below the expectations of securities analysts and investors, which could cause the trading price of our shares to decrease.

A substantial portion of our revenues, including transaction and margin fees, is generated from the trading of digital assets. Consequently, our operating results are subject to significant uncertainty and volatility, as a decline in the price, trading volume, or market liquidity of digital assets would result in lower AMMI fees, transaction fees, perpetual fees and margin fees in the future and negative changes in fair value.

This volatility is driven by numerous factors, including overall market conditions, investment activity, regulatory changes, negative publicity, competition from other digital assets, and the ongoing technical maintenance and security of blockchain networks. There is no assurance that any supported digital asset will maintain its value, and a decline in trading demand would adversely affect our business and operating results.

We hold digital assets on our balance sheet, a portion of which is deployed using AMMI to provide liquidity to the Bullish Exchange. Due to the highly volatile nature of digital assets, our financial condition may fluctuate significantly. Even stablecoins are not immune to fluctuations and can "de-peg" from their underlying asset. De-pegging can trigger individual investment and trading losses, while also posing systemic market risks related to solvency and liquidity. In addition, because revenue and expenses from our international operations are denominated in local currencies, fluctuations in fiat currency exchange rates could also have an adverse effect on the results of our operations as reflected in our U.S. dollar-denominated financial statements.

Due to competition in the industry, our competitors may create pricing pressure, and it is expected that the fees charged will decline over time. Fee levels in the digital asset trading industry have declined over time and may continue to decline. Our Bullish Exchange services pricing is impacted by a number of factors. If we are unable to effectively manage our pricing and respond to pricing pressure, we may not be successful in attracting and retaining customers, which could have an adverse effect on our business, financial condition, and results of operations.

We may depend on dividends and distributions from our subsidiaries to fund our obligations, but regulatory and other legal restrictions may limit their ability to transfer funds. A significant decrease in our ability to access cash from our subsidiaries could reduce our liquidity and investor confidence. While the PRC government imposes controls on currency remittance out of mainland China, we currently have no operations there. However, if such capital controls were to extend to Hong Kong, it could restrict our Hong Kong subsidiaries' ability to remit currency to our offshore entities to pay dividends or fund business activities. This could have an adverse effect on our business and financial condition.

Lack of sufficiently diversified market participants interacting with our liquidity could also result in reduced revenues. Use of the AMMI order type to provide liquidity may also result in us buying assets at prices higher than their future market value and selling assets at prices lower than their future market value, and we may not be able to offset such trading losses through sufficiently large trading flows or cost-effective hedging solutions.

For CoinDesk Insights, we derive substantial revenues from advertising, which is sensitive to macroeconomic conditions and advertiser budgets. We compete for these budgets against large digital platforms that have greater audience reach and targeting capabilities. Our ability to deliver and target advertising is also adversely affected by evolving industry standards and regulations, including ad blocking, the phase-out of cookies and advertising identifiers, and rapidly evolving privacy regulations. Furthermore, our advertising operations rely on technologies (particularly ad servers) that, if interrupted or changed, could adversely impact our revenues and operating costs.

We have and may incur further indebtedness and other obligations, including our obligations under the loan from SPV KY Limited. If we are unable to generate sufficient cash to service our debt and other obligations, it could adversely affect our financial position and prevent us from fulfilling our obligations.

We have a substantial amount of indebtedness and other obligations. As of December 31, 2025, we had approximately $505.6 million in aggregate principal amount of outstanding long-term indebtedness (excluding digital asset borrowings). See section entitled ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Debt and Convertible Preference Shares”. This could make it difficult for us to satisfy our financial obligations, as a substantial portion of our cash flow may be required for debt service payments. Consequently, it limits our ability to use cash for working capital, capital expenditures, and other business purposes, places us at a competitive disadvantage compared to less leveraged competitors, and increases our vulnerability to adverse economic and industry conditions. In addition, covenants in our debt agreements may restrict our operational flexibility.

Our ability to make payments on our indebtedness (see section entitled “Certain Relationships and Related Party Transactions”), depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may be unable to attain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness and other obligations. We may need to refinance or restructure all or a portion of our debt obligations prior to maturity or sell our digital assets which may be at a loss. Our ability to refinance or restructure our debt and other obligations will depend upon market conditions and our financial condition at such time. Any refinancing or restructuring could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. If our cash flows are insufficient to service our debt and other obligations, we may not be able to refinance or restructure any of these obligations on commercially reasonable terms or at all, which could have a material adverse effect on our business, operating results or financial condition. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make interest and principal payments on our indebtedness.

If our cash flows are insufficient to fund our debt and other obligations and we are unable to refinance or restructure these obligations, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures, or to sell material assets or operations to meet our debt and other obligations. We may not be able to implement any of these alternative measures on satisfactory terms or at all and the proceeds from such alternatives may not be adequate to meet our debt or other obligations when due. If it becomes necessary to implement any of these alternative measures, our business, operating results, or financial condition could be materially and adversely affected.

With respect to the loan from SPV KY Limited, which carries a 7% per annum interest rate, the total outstanding amount as of December 31, 2025 was $514.4 million, consisting of the $505.6 million principal amount and $8.8 million accrued and unpaid interest.

Failure to manage growth, maintain operational control, or devote sufficient management attention to strategic investments could disrupt our operations, impair efficiency, and adversely affect our financial condition, operating results, and ability to achieve business objectives.

To manage periods of growth, we must invest heavily in our information technology and financial systems, which may strain our resources and requires significant expenditure before any substantial associated revenue is generated. This, combined with the rapidly evolving nature of the digital asset market, reduces our ability to accurately forecast growth. Conversely, from time to time we realign resources through actions like workforce reductions, but these carry risks of unforeseen expenses and may not result in the expected cost savings. Our failure to effectively manage any growth or any scaling back of our operations could lead to inefficiencies, undermine our financial reporting or internal controls, and have an adverse effect on our business, operating results, and financial condition.

As our business grows, its scope and complexity may increase, and we may experience difficulties maintaining this growth. Growth can increase the strain on resources and personnel, causing operating difficulties, including in daily operations, maintaining internal controls, and meeting customer needs. If we do not adapt to meet these challenges, it could have an adverse effect on our business, financial condition, and results of operations.

We may acquire other companies, but we may not be able to complete acquisitions on favorable terms, and there is no assurance of a favorable return on our investment. Our ability to acquire and integrate companies may be limited; the integration process requires significant time and resources, and we may not be able to manage it successfully or accurately forecast the financial impact. To pay for any acquisition, we may have to pay cash, incur debt, or issue equity, any of which could adversely affect our financial results, cause dilution to our shareholders, or result in restrictive covenants that impede our ability to manage our operations.

Fluctuations in interest rates could negatively impact us.

The level of prevailing interest rates could affect our profitability. Where rates increase, we may have indebtedness at floating interest rates or may need to refinance maturing indebtedness at higher cost. We could also suffer a decrease in the value of our investments that are interest rate sensitive. There may also be an adverse impact to us due to our financing partners’ solvency as a result of higher interest rates. When rates decrease, our margin fees or other sources of income that are interest dependent could correspondingly decline, which could negatively impact our profitability. Changes in interest rates can also affect our customers’ risk appetite and trading volume activity, potentially leading to reduced trading volumes on our platform. In addition, when interest rates change, investors may choose to shift their asset allocations, which could negatively impact our stock price or the digital asset economy more generally.

We face significant customer concentration risk across the Bullish Exchange, CoinDesk Data, CoinDesk Indices and CoinDesk Insights businesses, which could adversely affect our operating results and financial condition.

A relatively small number of institutional market makers, arbitrageurs, and high-transaction volume customers account for a significant amount of the trading volume on our platform and our net revenue from the Bullish Exchange business. Furthermore, in our CoinDesk business, a relatively small number of customers account for a significant portion of our total revenue, and while this revenue is not material to Bullish as a whole, this customer concentration at CoinDesk has become more pronounced in recent periods, especially with certain major customers’ assets under management growth and marketing commitments. The loss of these key customers from any of our Bullish Exchange, CoinDesk Indices, CoinDesk Data, and CoinDesk Insights businesses, or a reduction in their trading volume, media spending, or use of our indices, and our inability to replace these customers with others, could have an adverse effect on our business, operating results, and financial condition.

Our business requires the application of complex financial accounting rules and significant judgment. Changes in accounting rules or misapplication of critical estimates could adversely affect our financial condition, operating results, and compliance with regulatory requirements.

The accounting rules we must comply with are complex. This creates significant uncertainty in the appropriate accounting for digital assets and requires us to apply estimates and assumptions. Such uncertainties could result in the need to change our accounting policies or restate our financial statements, which could adversely affect our business, and operating results.

We are required to make estimates and assumptions in the preparation of our financial statements that affect reported amounts, including for the valuation of goodwill, share-based compensation expense, and legal and other contingencies. We base these estimates on historical experience and other assumptions we believe to be reasonable as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates”. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from our assumptions.

We are exposed to risks relating to the availability of capital to fund working capital, including regulatory capital requirements, margin requirements and required advances to third-party providers.

We are required to possess sufficient financial soundness and strength to adequately support our operations. We are exposed to risks relating to the availability of capital to fund working capital, including regulatory capital requirements, margin requirements, our ability to deploy capital for our business including lending and required advances to third-party providers. We have incurred and may from time to time incur indebtedness and other obligations which could make it more difficult to meet these capitalization requirements or any other requirements. Insufficient working capital may limit our ability to meet financial obligations or liquidity requirements as needed. In addition, we could become subject to new capital requirements introduced or imposed by regulators. Any change or increase in these regulatory requirements could have an adverse effect on our business, operating results and financial condition. For example, we or our regulated subsidiaries may be required to hold sufficient amounts of fiat currency reserves to maintain operations. We may be required to sell our digital assets to raise sufficient reserves, which could adversely impact our ability to deploy capital through AMMI to provide liquidity on our platform. In addition, we may incur significant social costs (employer portion of payroll taxes) with respect to our share-based compensation upon and subsequently to listing.

We believe that our capital allocated to the Bullish Exchange complies with the regulatory requirements set by our regulators. However, we may face increased regulatory capital requirements based on changes to our business, or we may experience errors in fiat currency and digital asset handling, accounting and regulatory reporting that lead us to be out of compliance with these requirements. Additionally, as we look to be regulated in the U.S., we may face diverse and new capital requirements imposed by different regulatory bodies. Any modifications or an increase in the amount of regulatory capital, or requirements as to the type of regulatory capital that we are required to maintain for our operations could adversely affect our business, operating results and financial condition. If we are unable to maintain the required reserves, we may have to change our business operations, and may be subject to regulatory sanctions, penalties, the revocation of licenses or other adverse regulatory actions as well as adverse impact on our business, reputation, and financial condition.

We may suffer losses due to abrupt and erratic market movements, which can also cause stress to all aspects of our business and operations.

The digital asset market has been characterized by significant volatility and unexpected price movements. Certain digital assets may become more volatile and less liquid in a very short period of time, resulting in market prices being subject to erratic and abrupt movements, which could harm our business. During times of market volatility, an asset price may move up or down suddenly in a single large movement or over a short period of time. Our products and services may be exposed to unforeseen operational risks. Our ability to respond to market risk and extreme market conditions is unlimited. At times of extreme market conditions, certain product features, particularly the automated market making services, may not function as expected or at all and may need to be suspended or recalibrated. For example, stablecoin prices may de-peg, and any digital asset that we have staked or similarly deployed may experience longer periods of de-staking than expected. Because of this sudden movement, we may be unable to execute or adjust risk management practices in a timely manner, which could result in losses. We may also be unable to recover losses suffered. Since digital assets are a significant portion of our liquid assets, this may exacerbate the foregoing impacts. Failure to effectively manage such events can adversely impact our reputation, business operations and financial condition.

The emergence of DeFi subjects us to evolving risks and uncertainties relating to our investments and our services.

DeFi refers to a variety of blockchain-based applications or protocols that provide for peer-to-peer financial services using smart contracts and other technologies rather than through such services being offered by central intermediaries. There are various DeFi applications and protocols, each with their own unique risks and uncertainties. Common DeFi applications include borrowing/lending digital assets and providing liquidity or market-making in digital assets and derivatives referencing digital assets. DeFi applications and ecosystems may significantly alter the manner in which certain financial services are provided, but the nascent technology comes with several risks that could materially and adversely affect our investments and trading strategies. It is difficult to quantify the amount of leverage that exists within the DeFi ecosystem and price volatility can result in deleveraging that moves asset prices dramatically. In addition, smart contracts may contain cybersecurity bugs which put funds at risk of theft or loss. Furthermore, in certain decentralized protocols, it may be difficult or impossible to verify the identity of a transaction counterparty necessary to comply with any applicable anti-money laundering, countering the financing of terrorism, or sanctions regulations or controls.

The complexity and interconnectedness of digital asset networks, applications, and economic systems enables new forms of malicious attacks that leverage a feature or vulnerability of one system to attack another. Such an attack may take the form of a temporary manipulation of the price of certain digital assets that triggers second order behaviors, such as automatic collateral liquidations on decentralized applications or digital asset trading platforms. Such an attack could adversely affect investments. A malicious actor can exploit the structure of one or a series of smart contracts or applications in ways that do not technically constitute exploitation of a “bug” or flaw in the smart contract or application. For example, there have been numerous instances of such exploitation in the Ethereum DeFi ecosystem, whereby a decentralized trading platform or lending application is designed to reference an external pricing source of a particular digital asset to determine when to liquidate collateral. By manipulating the price of the particular digital asset on a third-party platform (such as a digital asset trading platform), the pricing source used by the decentralized trading platform or application is consequently manipulated, which then leads to uneconomic collateral liquidations on the decentralized trading platform or application. Such liquidations may be processed automatically and could have a material adverse effect on our investments and trading strategies.

We engage in DeFi activities and may suffer losses if the DeFi protocols, or our activities thereon, do not function as expected.

We engage in various DeFi activities that involve borrowing and lending operations. These activities are integral to our financial strategy, utilized both for maintaining operational liquidity—ensuring we have the necessary capital for day-to-day functions—and for yield enhancement, where we deploy idle digital assets to generate returns.

DeFi protocols achieve these purposes through self-executing smart contracts. Some of these protocols allow users to transfer digital assets to a pool from which other users can borrow without requiring an intermediate party to facilitate these transactions. Digital assets transferred to a pool generally earn interest for the lender, based on the rates at which borrowers repay the loan, and can generally be withdrawn subject to the terms of the applicable protocol and prevailing market conditions. Conversely, our borrowing activities allow us to access capital for working purposes by providing digital asset collateral.

However, these DeFi protocols pose heightened regulatory concerns and are subject to various risks, including:

●	Hacking & Smart Contract Vulnerability: The risk that the underlying code is insecure or contains bugs that can be exploited.
●

Liquidation Risk: The risk that borrowers may default and the protocol’s liquidation mechanisms fail, meaning the lender (or the pool) cannot recover its digital assets, creating "bad debt" within the protocol.

●

Governance & Administrative / Fraud / Rug Pull Risk: The risk that core developers or those with protocol administration rights ("admin keys") can make unauthorized, malicious, or harmful changes to the smart contract logic.

●	Oracle Risk: The risk of a protocol acting on bad external data (for example a manipulated price feed), leading to incorrect liquidations or losses.
●	Upgradability Risk: The risk that a protocol upgrade introduces new, unforeseen bugs or vulnerabilities into code we are already using.
●	Network Congestion / Gas Fee Risk: The risk that high network fees or delays prevent us from executing time-sensitive transactions, like topping up collateral to avoid liquidation.
●	Contagion Risk: The risk that a failure in one DeFi protocol causes a cascading failure in another protocol that we use.
●	MEV Risk: The risk of sophisticated actors exploiting the public nature of blockchain transactions to front-run ours, resulting in us getting worse prices.
●	Doxing / On-Chain Privacy Risk: The risk that our blockchain addresses are publicly linked to our company, exposing our trading strategies and holdings to competitors and malicious actors.

If any of these risks materialize, our digital assets deployed in these DeFi protocols may be adversely impacted, our liquidity could be constrained, and we may lose a portion or, in certain circumstances, all of our digital assets.

Our operations involve exposure to a variety of market and operational risks, lending and leveraged trading activities, reliance on banking and insurance relationships, and the processing of payments and other manual processes. Failures or losses in these areas could result in financial loss, reputational harm, and adverse impacts on our business operations, liquidity, and results of operations.

We extend credit and leverage to customers, which exposes us to the risk of borrowers being unable to repay and subjects us to lending laws and regulations in the applicable jurisdiction. Our credit approval processes may be ineffective, and loan loss rates may be significantly affected by economic downturns or digital asset price fluctuations. If a borrower files for bankruptcy, an automatic stay may prevent or delay collection actions, and the efficacy of our security interest in collateral may be subject to legal or practical limitations. While we have not incurred material losses to date, if any of these events were to occur, our reputation and financial results could be adversely affected.

Our ability to operate our business and offer fiat rails is dependent on our ability to secure and maintain banking partners, but we face difficulty as banks view the digital asset industry as high-risk. The loss of these banking partners, as shown by the closures of Silvergate Capital Corp. and Signature Bank in March 2023, may result in service disruptions that adversely impact our business and financial condition. We also rely on insurance carriers to provide coverage required for our licenses. Our ability to maintain this insurance is subject to the carriers' continued appetite to underwrite the risks, and a failure to do so could adversely impact our business and reputation. In addition, our business involves payment processing and various manual processes across the organization which could present operational, security, financial, and reputational risks due to human errors. While we maintain a framework of internal controls to mitigate these risks, human errors can still inherently occur and adversely impact our business and results of operation.

Our recent expansion into crypto options trading may expose us to increased operational, regulatory, and credit risks, which could adversely affect our business and reputation.

Our recent expansion into offering crypto options trading introduces new and complex risks that could materially and adversely affect our business, financial condition, results of operations, and reputation. These risks include, but are not limited to, the following:

●

The underlying infrastructure required for options trading is inherently more complex than that for spot markets. It demands sophisticated real-time pricing models, high-throughput matching engines, and robust risk management systems to handle complex calculations for margining and settlement. Any flaw, error, or failure in our pricing algorithms, margin calculation models, or liquidation engines could lead to inaccurate trades, improper liquidations, and significant financial losses for both our customers and for us. Furthermore, the complexity of these systems increases our exposure to sophisticated cyberattacks and technical failures, which could disrupt our services, erode customer trust, and result in material financial liabilities.

●

Offering leveraged options products exposes us to significant credit risk from our customers. If a customer's position moves against them and their collateral is insufficient to cover their losses, we may be unable to liquidate their position in a volatile market without incurring a loss. This risk is amplified by the extreme price volatility inherent in the digital asset markets, which can cause rapid and severe changes in the value of both the options contracts and the underlying collateral. While we have implemented risk management procedures, such as collateral requirements and liquidation protocols, these measures may not be sufficient to protect us from all losses in the event of extreme market turmoil or a large-scale default, which could have a material adverse effect on our financial condition.

●

Success depends in part on our ability to grow, innovate and enhance our crypto options platform offerings. This requires us to keep pace with a rapidly changing industry and make significant, continued investments to develop and scale this new business line and attract and retain users. If we fail to innovate successfully or do not invest adequately in this area, or we fail to attract or retain users, this could have a material adverse effect on our business, operating results, and financial condition.

Risks Related to the Growth of Our Products and Services

We are constantly developing, testing or launching new products or services that may not lead to successful launches or achieve steady adoption in the market. If our products fail to perform properly due to undetected errors or similar problems, it could have a material adverse effect on our business, financial condition or results of operation.

We are developing new products and services, but it is not certain that all technical requirements can be fulfilled or that these products will be demanded by the market. There is no guarantee of a successful launch, and the legal frameworks are complex. We may not be successful in obtaining the necessary licenses or approvals, and potential non-compliance could lead to legal liability and have a material adverse effect on our business, financial condition, and reputation.

Products we develop may contain undetected errors despite testing, which can be found at any point in a product’s life cycle. Such errors could have a material adverse effect on our business and result in harm to our reputation, lost sales, delays in product releases, or third-party claims. Furthermore, our customers may use our products with their own software or third-party products, making it difficult to identify the source of problems when they occur. Even when our products are not the cause, these errors might cause us to incur significant costs, divert resources, and result in legal claims against us.

CoinDesk Indices, including many of the Index-focused assets acquired in the October 2024 CCData acquisition, support investment products with substantial AUM, and undetected flaws, errors, or technical failures in our index data or calculations could lead to losses for users and claims against us. Updates to our indices or manual data handling can increase the risk of error. While our customer contracts aim to limit our liability, these provisions could be invalidated or prove inadequate. Any such claims, even if resolved favorably, could negatively impact our reputation, operations, and financial position.

Our brands and reputation are key assets of Bullish. Negative perceptions or publicity could adversely affect our business, financial condition, and results of operations.

We believe the Bullish, CoinDesk Indices, CoinDesk Data, CoinDesk Insights, and Consensus brands are well-recognized brands within the digital asset industry and are key elements of our business. Our brands might be damaged by incidents that erode consumer trust, such as negative publicity, a perception that our journalism or financial services are unreliable, or a decline in the perceived value of independent journalism or trust in financial institutions. This may be exacerbated by changing political and cultural environments or active campaigns by political and commercial actors.

We may introduce new products or services that are not well-received and that may negatively affect our brands. Our brands and reputation could also be adversely impacted by negative claims or publicity regarding Bullish or our operations, products, employees, practices (including social, data privacy, and environmental practices), or business affiliates (including advertisers and partners), as well as our potential inability to adequately respond to such negative claims or publicity, even if untrue. Additionally, our brands and reputation could be damaged if we fail to provide adequate customer service or by failures of third-party vendors we rely on.

For the Bullish Exchange, the security and reliability of our financial services are paramount. Any incidents such as cybersecurity breaches, loss of digital assets, or failure to comply with regulatory standards could harm our reputation. CoinDesk Indices provide benchmarks in the digital asset market. Any errors, miscalculations, or perceived biases in our indices could damage our reputation and the trust that market participants place in our data. CoinDesk Data offers comprehensive digital asset market data and analytics. Any inaccuracies, delays, or perceived biases in our data offerings could undermine confidence among investors, analysts, and industry professionals, affecting our credibility and market position. For CoinDesk Insights, maintaining the integrity and independence of our journalism is crucial. Any perception that our journalism is biased or influenced by external factors could erode trust in our content. Consensus, as a leading conference and events brand, relies heavily on its reputation for delivering high-quality, insightful, and industry-leading events. Any failure to meet attendee expectations, logistical issues, or negative publicity could adversely affect the brand.

We invest significantly in defining and enhancing our brands, but these investments may not always be successful. To the extent our brands and reputation are damaged, our ability to attract and retain readers, subscribers, advertisers, investors, and employees focused on digital assets could be adversely affected. Further, we may in the future, be the target of social media campaigns criticizing actual or perceived actions or inactions that are disfavored by our customers, employees, or society at-large, which campaigns could materially impact our customers’ decisions to engage with our products and services. More broadly, because the digital asset and blockchain technology sectors are relatively nascent, public opinion is underdeveloped and will continue to evolve over time. For example, there has been focus on the environmental impact of the use of electricity and other resources for digital asset mining operations. Public debate regarding the regulation of the digital asset sector will continue to take shape as regulators and lawmakers make their positions known. Moreover, in 2022, each of Celsius Networks, Voyager Digital, Three Arrows Capital and FTX declared bankruptcy or otherwise became insolvent. In particular, in November 2022, FTX, which was at the time one of the world’s largest and most popular digital asset trading platforms, became insolvent, and it was revealed that the platform had been misusing customer assets, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. Unfavorable media coverage in relation to the digital asset industry, including allegations of fraud and illicit activity, the societal impact of digital assets and the infrastructure that supports them and/or the viability of any particular digital asset, digital asset trading platform, or firm engaged in digital asset-related businesses, could have a cascading impact on digital assets as an investable asset class, or even the digital asset ecosystem at large, and adversely impact our business, our operating results and the value of any investment in us.

Furthermore, the interconnected nature of our business means that negative events affecting one part of our business could have a ripple effect on the other. For example, a security breach involving the Bullish Exchange could undermine trust in CoinDesk Insights’s coverage of the digital asset industry, and vice versa. This interconnectedness raises the stakes for maintaining the integrity and reliability of all our brands.

Our brands and reputation are vital assets, and any negative perceptions or publicity could harm our business, financial condition, and results of operations.

We are dependent on third-party software, data, and service providers for critical aspects of our digital asset market data, analytics, and index products, and any reduction in the quality, availability, or reliability of these third-party products or services, the loss of key suppliers, or our or our vendors’ failure to comply with applicable licensing, consumer protection, competition, or antitrust laws across multiple jurisdictions could have a material adverse affect on our business, financial condition, results of operations, our ability to provide products and services, orresult in consumer complaints or claims.

We rely on third-party providers for software and data that are integral to our products and operations. Our business faces risks if this third-party software becomes obsolete or incompatible, if license fees increase, or if our use is legally challenged. A failure in a provider’s service could prevent us from serving our customers, forcing us to incur significant costs to either internalize the service or find a replacement. Replacing certain key providers would be difficult, disruptive, and could adversely affect our business, particularly where certain suppliers also compete with us.

CoinDesk Data and CoinDesk Indices are fundamentally dependent on third-party suppliers for the digital asset market data required to produce our index products. The accuracy, quality, and timely delivery of this data are critical; any errors, delays, or supply disruptions could prevent us from delivering our services. The stability of our data supply is not guaranteed, as some suppliers lack established operating histories and could fail or be acquired.

We face contractual risks, as some data agreements can be canceled on short notice, and we lack formal agreements with all sources. Competitive risks are also significant. Suppliers, some of whom are our competitors, could change terms to their advantage or enter into exclusive contracts with our rivals, restricting our data access. An inability to renegotiate licensing fees or find alternative data sources could reduce our profit margins. Finally, we also rely on third-party vendors to distribute our data, and a refusal to do so would impact revenue. Any of these factors could have a material adverse effect on our business, financial condition, and share price.

Furthermore, we rely on third-party vendors for critical functions and their ability to comply with applicable laws and regulations and are exposed to their compliance failures. A supplier's inability to comply with laws could force a suspension of their services, causing significant disruption to our operations. Certain jurisdictions have regulatory requirements for performing adequate diligence and supervision of these vendors. Any failure by us or our service providers to comply with these various legal obligations could adversely impact our reputation, business operations, financial condition, and results in operations.

We also rely on third-party open-source software, which inherently carries more risk than commercial software due to a lack of warranties, support, and indemnification, as well as increased cybersecurity risks. The most significant risk comes from "open source" licenses that could compel us to release our proprietary source code if we combine it with open-source code, that could result in the loss of certain intellectual property protections or competitive advantage.

Although we monitor our usage, compliance is challenging because license terms are often ambiguous and have not been interpreted by U.S. or foreign courts. A failure to comply, or an ownership dispute, could force us into litigation, require costly re-engineering, or result in the forced release of our proprietary code, any of which could adversely affect our business, operations, financial condition, and results in operations.

Catastrophic events could lead to interruptions in our operations, which may materially adversely affect our business, financial condition or results of operations.

Our operations depend on our ability to protect our equipment and the information stored in our database, as well as our reliance on third-party data centers, cloud infrastructure providers and telecommunications networks against fires, earthquakes and other natural disasters, as well as power losses, computer and telecommunications failures, technological breakdowns, unauthorized intrusions, terrorist attacks on sites where we or our customers are located, pandemics, public health emergencies, geopolitical conflicts, civil unrest, acts of war, sanctions regimes, and other catastrophic events. We also depend on accessible office facilities for our employees in order for our operations to function appropriately. There is no assurance that the business continuity measures we have taken to reduce the risk of interruption in our operations caused by these events will be sufficient. Such events could have a material adverse effect on our business, financial condition or results of operations. For example, during the COVID-19 pandemic, many of our customers were focusing on crisis management and business continuity rather than investing in additional products. In addition, the delivery of some of the data we receive from suppliers was delayed due to disruptions in their operations. Travel restrictions and lockdowns impaired our ability to conduct sales visits and other meetings at customer sites. During the periods of market volatility and temporary closures, some of the data updates supporting our products were interrupted. These types of interruptions could affect our ability to sell and deliver products and could have a material adverse effect on our business, financial condition, or results of operations.

Although we currently estimate that the total cost of developing and implementing our business continuity measures will not have a material impact on our business, financial condition or results of operations, actual costs could exceed our expectations, and we cannot provide any assurance that our estimates regarding the timing and cost of implementing these measures will be accurate.

Trading and Liquidity Infrastructure

The Bullish Exchange is responsible for the custody and safeguarding of digital assets held for customers. Failures in custody controls, security measures, or operational processes could result in loss, theft, or misappropriation of digital assets and cause regulatory scrutiny, reputational harm, or financial loss. The loss or compromise of private keys may be irreversible, and the transition to managing custody through an in-house solution introduces additional operational and execution risks.

We hold customer assets in custody in the United States, Germany, Hong Kong and Gibraltar, operating on the principle that these assets are held on trust or otherwise for customers’ benefit and segregated from our own assets. While our security includes a mix of hot and cold wallets and a private blockchain, we face significant risks.

Operational & Third-Party Risks: We depend on third-party custodians like BitGo and Fireblocks, and any failure in their controls, security, or financial stability could lead to asset loss. Our insurance is limited (e.g., $250 million per cold wallet) and shared on a first-loss basis, which may not fully indemnify losses.

Legal & Insolvency Risks: Our use of omnibus accounts means that in the event of a sub-custodian's failure, our claim may be unsecured, and customers could lose assets. While we believe assets held in custody or on trust would be safe from our creditors in an insolvency, this conclusion is subject to legal risks and uncertainties.

Any security incident or custody failure could result in substantial financial losses, regulatory penalties, litigation, and damage to our business and reputation.

Control over all digital assets, both ours and our customers', is maintained exclusively through private keys. The loss, destruction, or compromise of a private key for any of our wallets—whether through a hack, employee error, or other breach— could adversely affect our customers’ ability to access or sell their digital assets, and may result in losses for our customers

This risk is magnified by the fact that the total value of digital assets we control is significantly greater than our insurance coverage, which would not be sufficient to cover a large-scale loss. Such an event would likely result in significant financial losses, regulatory action, litigation, and material damage to customer trust and adversely affect our business, financial condition, operating results, cash flows and the market price of our shares.

The custody services and underlying blockchain technology we use are unproven, and we cannot guarantee they are fully secure. Loss of customer assets could occur through a wide range of failures, including cyberattacks that alter withdrawal instructions, hardware malfunctions, malicious manipulation of the blockchain, or bad acts by employees and third-party service providers.

While we take steps to protect against such incidents, any significant security failure could result in litigation, regulatory fines, and substantial reputational damage. Furthermore, it could seriously curtail the broader market's adoption of digital assets, adversely affecting our business, financial condition, and the market price of our shares.

Dependency on external pricing sources for certain products may adversely affect the Bullish Exchange operations and integrity.

Certain products offered by the Bullish Exchange, such as derivatives, rely on external pricing sources and dependencies. A number of these external pricing sources are relatively new rather than established players like traditional financial providers and may not have strong financial backing or established operating histories due to the nature of the industry. Any disruptions, manipulation, inaccuracies, or issues arising from these external price sources could adversely impact the functioning, fairness, and integrity of the perpetual markets offered by the Bullish Exchange. We may be forced to adjust, settle, or halt trading for these products in response to fluctuations or aberrations from relied-upon external pricing sources outside our control.

Reliance on external pricing sources may make us vulnerable to market manipulation, data feed errors, and latency issues, which could lead to incorrect pricing and unfair trading conditions. These incidents could result in significant financial losses for our customers, damage to our reputation, regulatory scrutiny, and potential legal liabilities.

Additionally, if external pricing sources experience prolonged outages or systemic issues, our ability to offer and maintain perpetual contracts could be severely compromised, leading to a loss of customer confidence and a decrease in trading volume on our platform. We are continuously monitoring and assessing these external dependencies, but their performance and reliability remain outside our control. Consequently, the inability to fully control these external pricing sources could have a material adverse effect on our business, financial condition, and results of operations.

Risks associated with leveraged trading may adversely impact the Bullish Exchange operations and expose customers to amplified losses.

The Bullish Exchange offers leveraged trading services which amplifies both potential profits and losses compared to standard spot trading. Customers may underestimate the risks of leverage and experience rapid losses stemming from illiquid market conditions, extreme volatility events, and other market developments. Despite our efforts to provide educational resources, leverage disclosures, and risk management tools, some customers may not fully understand or appreciate these heightened risks.

Leveraged trading naturally produces a broader distribution of customer profits and losses versus spot trading. Periods of extreme volatility and liquidations can rapidly deplete margin balances and concentrate losses among a subset of participants. The inherent complexity and risk profiles of leveraged trading therefore expose the Bullish Exchange to various forms of potential customer losses, adverse financial impact, regulatory scrutiny, litigation, and reputational damage that our risk management practices may not fully mitigate.

Information Services

We face significant competition in the digital asset information services landscape.

CoinDesk Insights operates in a highly competitive environment that is subject to rapid change within the digital asset and blockchain space. Through CoinDesk Insights, we compete for audience share, subscribers, as well as advertising, sponsorships and other revenues such as licensing and affiliate referral revenues. Our competitors include digital asset content providers and distributors, traditional news outlets, news aggregators, social media platforms, digital asset and Web3 conference organizers, and emerging products and tools powered by generative AI. The sector is fragmented, and this fragmentation may cause pricing pressure as peers compete for market share. Competition among these companies is robust, and new competitors can quickly emerge.

Our ability to compete effectively depends on many factors both within and beyond our control, including among others:

●	Our ability to continue delivering a breadth of high-quality, independent journalism and content that is differentiated and relevant to our audience within the digital asset and blockchain space;
●	Our reputation and brand strength relative to those of our competitors in the digital asset media landscape;
●	The popularity, usefulness, ease of use, format, performance, reliability, and value of our digital products, compared with those of our competitors;
●	The sustained engagement of our audience directly with our digital asset-focused products;
●	Our ability to reach new users interested in digital assets and blockchain technology globally;
●	Our products’ pricing and proposed subscription plans, and our content access models for digital asset-related content;

●	Our visibility on search engines, social media platforms, and in mobile app stores, compared with the visibility of our competitors in the digital asset space;
●

Our ability to effectively protect our intellectual property, including from unauthorized use by generative AI developers in ways that may harm our brand and promote the spread of misinformation related to digital assets;

●	Our marketing and selling efforts, including our ability to differentiate our digital asset-focused products and services from those of our competitors;
●

Our ability to attract, retain, and motivate talented employees, including journalists and people working in digital product development disciplines focused on digital assets and blockchain technology, who are in high demand;

●	Our ability to provide advertisers with a compelling return on their investments in our digital asset-focused products and events; and
●	Our ability to manage and grow our digital asset-focused business in a cost-effective manner.

Some of our current and potential competitors of CoinDesk Insights in the digital asset media and events space provide free and/or lower-priced alternatives to our products, and/or have greater resources than we do, which may allow them to compete more effectively than us. Developments in generative AI are increasing such competition. In addition, several companies with competing digital asset news destinations, subscriptions, and other products can affect our ability to compete effectively by controlling how content is discovered, displayed, and monetized in some of the primary environments in which we develop relationships with users interested in digital assets.

Key business and other metrics are subject to inherent challenges in measurement and to change as our business evolves, and our business, operating results, financial condition, and reputation could be adversely affected by real or perceived inaccuracies in those metrics or any changes in metrics we disclose.

We regularly review key business metrics to evaluate our business, measure our performance, identify trends affecting our business, and make strategic decisions. We also track certain metrics, such as unique visitors, pageviews, newsletter subscribers, podcast downloads, among other metrics, which are used to measure our performance and evaluate growth trends and strategic decisions related to CoinDesk Insights. While these metrics are based on what we believe to be reasonable estimates for the applicable period of measurement at the time of reporting, they are calculated using internal data as well as information from third parties and are subject to inherent challenges in such measurements. For example, monthly unique visitors may overstate the number of unique visitors to our site, as there may be individuals with multiple CoinDesk accounts or email addresses. The complex systems and methodologies used to measure these metrics require significant effort and judgment and are susceptible to errors and vulnerabilities. Accordingly, our metrics may not reflect the actual number of people using our digital asset products and may result in overstatement where a user intentionally or inadvertently maintains multiple accounts using different email addresses, phone numbers, or usernames. While we actively monitor for duplicate, fraudulent, or spam accounts and exclude those from our key metrics, we may not fully eliminate all duplication among legitimate users. Further, the introduction and increasing reliance on artificial intelligence (“AI”) as a primary tool for internet search presents challenges in accurately quantifying audience interaction. AI generated search summaries may not be captured in metrics used when evaluating the performance of our information services.

In addition, while we believe the third-party data we have used in the past or may use in the future is reliable, we have not independently verified and may not in the future independently verify the accuracy or completeness of the data contained in such sources and there can be no assurance that such data is free of error. Any inaccuracy in the third-party data we use could cause us to overstate or understate our key business and other metrics. Inaccuracies or limitations in these metrics may affect our understanding of our CoinDesk Insights business, leading to suboptimal decisions and strategies. As we seek to improve our metric estimates, there may be unexpected changes. Real or perceived inaccuracies in our reported metrics could harm our reputation, subject us to legal or regulatory actions, and adversely affect our operating and financial results.

We may also change our key business and other metrics from time to time, which may be perceived negatively. Given the rapid evolution of the digital asset markets and our revenue sources, we regularly evaluate whether our key business and other metrics remain meaningful indicators of the performance of our business. As a result of these evaluations, in the past we have decided to make changes, and in the future may make additional changes, to our key business and other metrics, including eliminating or replacing existing metrics.

The successful execution of the Consensus conference depends on third-party contractors and service providers. General economic conditions, public health emergencies, disruptions in global or local travel, and an increased focus on digital marketing could adversely affect event operations, attendee experience, reputation, and financial results.

The success and profitability of our Consensus conference are subject to a variety of risks. Demand from exhibitors and attendees is sensitive to general economic conditions and corporate spending patterns, particularly in the digital asset sector. A prolonged downturn or a continued shift in marketing budgets away from physical events toward digital media could materially reduce exhibitor revenue.

Furthermore, attendance is vulnerable to factors outside our control. Public health emergencies can lead to government restrictions forcing cancellation or virtualization, while other travel disruptions—such as high costs, security issues, or natural disasters—can also depress attendance levels.

Operationally, we rely on a limited number of outside contractors for critical services like facility set-up. The partial or complete loss of these contractors, or a union strike at one of our venues, could cause significant delays and added costs. An inability to replace these services in a timely or cost-effective manner could have a material adverse effect on our business, financial condition, and results of operations.

Data Products

Acquisitions, investments and other transactions involve significant risk that could adversely affect our business, results of operations and financial position.

In order to position our business to take advantage of growth opportunities, we intend to continue to engage in discussions, evaluate opportunities and enter into agreements for possible additional acquisitions, investments and other transactions.

Acquisitions involve significant risks and uncertainties, including failure to correctly anticipate liabilities, deficiencies, or other claims and/or other costs or obligations; diversion of management attention from other business concerns or resources; use of resources that are needed in other parts of our business; possible dilution of our brand or harm to our reputation; difficulties in integrating acquired businesses (including cultural challenges associated with transitioning employees from the acquired company into our organization); the potential loss of key employees; risks associated with integrating operations and systems, such as financial reporting, internal control, compliance and information technology (including blockchain, cybersecurity and data privacy controls) systems, in an efficient and effective manner; and other unanticipated problems and liabilities.

Competition for acquisitions in our industry is significant. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions or other strategic transactions on favorable terms, or at all. Even if successfully negotiated, closed and integrated, certain acquisitions may prove not to sufficiently advance our business strategy or provide the anticipated benefits, may cause us to incur unanticipated costs or liabilities, may result in write-offs of impaired assets, and may fall short of expected return on investment targets, any of which could adversely affect our business, results of operations and financial condition.

We may also make minority investments in companies. Such investments subject us to the operating and financial risks of these businesses and also to the risk that we do not have sole control over the operations of these businesses. Such investments are generally illiquid, and the absence of a market may inhibit our ability to dispose of them. In addition, if the book value of an investment were to exceed its fair value, we would be required to recognize an impairment charge related to the investment.

Although in completing any acquisition or investment, we will conduct a due diligence investigation of the target company that we deem reasonable and appropriate, such investigation may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such transaction for any of several factors. Given the fast-paced nature with which our industry has been and will continue to be developed, any acquisitions or investments we undertake may occur on an accelerated timeline, and this may limit our ability to conduct a thorough diligence investigation. Our investigation may also be constrained by limited information available to us with respect to the target. Further, in any diligence investigation, instances of fraud, accounting irregularities and other improper, illegal, or deceptive practices can be difficult to detect, and fraud and other deceptive practices can be present in our industry and in certain jurisdictions in which we may pursue acquisitions, including Asia Pacific countries. In addition, investment opportunities in our industry may involve companies that have historic and/or unresolved regulatory, tax, fraud or accounting-related investigations, audits or inquiries and/or have been subject to public accusations of improper behavior. Even specific, enhanced due diligence investigations with respect to such matters may not reveal or highlight all facts and circumstances that may be relevant to evaluating the target and/or accurately identifying and assessing settlements, enforcement actions and judgments that could arise and have a material adverse effect on the target company’s operations, financial condition, cash flow, reputation and prospects. Our due diligence investigations may not result in us making successful acquisitions or investments due to a failure to identify risks associated with a transaction that could have a material adverse effect on our business, results of operations and financial condition.

In addition, we may divest certain assets or businesses that no longer fit within our strategic direction or growth targets. Divestitures involve significant risks and uncertainties that could adversely affect our business, results of operations and financial condition. These include, among others, the inability to find potential buyers on favorable terms, disruption to our business and/or diversion of management attention from other business concerns, loss of key employees and possible retention of certain liabilities related to the divested business.

The market demand for digital asset indices, data, and analytics is highly competitive and continues to evolve. Increased competition, including from providers offering free or low-cost data, could result in pricing pressure, reduced demand, or loss of market share for our CoinDesk Indices, data, and insights businesses. These dynamics could also adversely affect our revenues, margins, business growth, and financial performance.

We face competition across all markets for our products. Our competitors range in size from large firms with greater resources to highly specialized businesses. A more significant risk, however, comes from the growing accessibility of free or low-cost information sources driven by the internet, public cloud, and open-source software. These low barriers to entry mean even our partners could become competitors.

During economic downturns, customers may be incentivized to use these free alternatives over our paid offerings. This competitive pressure could result in fewer customers, price reductions, and increased operating costs, adversely affecting our revenue and profitability.

Risks Inherent in the Digital Asset Industry

Volatility in the price of digital assets could cause significant fluctuation in our operating results and adversely affect our business and financial position.

The prices of digital assets, including Bitcoin, Ethereum, and other digital assets have historically been subject to dramatic fluctuations and are highly volatile. For example, over the past year, the market prices of Bitcoin and Ethereum have experienced significant declines from prior peak levels, as well as periods of sharp intraday and short-term volatility. A significant decline in the price of a major digital asset may trigger broader market volatility. Digital assets can also become highly volatile or illiquid over short periods, resulting in abrupt price movements. Such conditions may place pressure on the Bullish Exchange’s platform and infrastructure and could lead to temporary service disruptions or suspensions. In addition, a security breach that affects purchaser or customer confidence in Bitcoin or Ethereum may also affect the industry as a whole. This volatility may adversely affect interest in and demand for the products and services that we seek to offer and cause our operating results to fluctuate. This may adversely affect our reputation, business, financial condition, results of operations and share price.

We operate in a rapidly evolving digital asset market that is difficult to predict and subject to regulatory, competitive, and adoption-related factors. If the digital asset market does not grow as we expect, if competition from existing platforms or traditional financial institutions intensifies, or if customers lose confidence due to negative publicity or highly publicized hackings, our business, operating results, and financial condition could be adversely affected.

Our business viability is fundamentally tied to the success of the digital asset ecosystem, which remains in an early and early stages of development. The growth of this market is subject to a wide variety of risks:

●

Technical & Developmental Risk: The underlying blockchain technology is still evolving. Many networks face challenges with scalability, speed, and energy consumption. They are vulnerable to bugs during upgrades, network forks causing disruption, and the future threat of quantum computing breaking current cryptographic standards.

●

Security & Malicious Actors: Security is a major concern, with risks ranging from hacks and smart contract bugs to network-level threats like 51% attacks, where a single party can manipulate transactions.

●

Governance & Economic Risk: The governance of many networks is decentralized and unpredictable. In other cases, concentrated ownership or an "admin key" allow a small group to have significant influence over the protocol and market price.

●	Adoption & Regulatory Risk: Adoption is not guaranteed and faces headwinds from an uncertain global regulatory environment and potential opposition from established financial institutions.

A failure to overcome these challenges could slow or halt the growth of digital assets, thereby materially harming our business and financial condition.

Additionally, we operate in a dynamic and rapidly evolving competitive landscape. We face pressure from new, disruptive competitors and the potential for existing rivals to consolidate. A more significant challenge is the entry of large, traditional financial institutions (TradFi) like CME Group and Bloomberg, who possess substantial resources, extensive customer bases, and established brands.

The entry of these TradFi players could reshape the market by increasing pricing pressure, reducing our margins, and drawing away our customer base. Their superior access to capital may also allow them to innovate more rapidly than we can. Our ability to adapt and enhance our value proposition in the face of these threats is critical, and a failure to compete effectively could materially and adversely affect our business and financial condition.

The digital asset industry is marked by numerous unlicensed competitors, with a history of platform failures due to fraud and security breaches. The collapse of major platforms like FTX, which was found to have misused customer assets, has severely damaged public confidence in the entire ecosystem.

As a larger, more visible platform, we are also a more appealing target for both hackers and intense regulatory scrutiny from bodies like the SEC and DOJ. Any negative news, platform failure, or major enforcement action—even one not involving us—can trigger a loss of confidence, increase price volatility, and invite stricter regulation that could adversely impact our reputation, business, and financial results.

Further, we utilize stablecoins in our business, but they are subject to significant risks. Their core function—maintaining a stable 1:1 peg to an underlying asset—is not guaranteed. This "redemption risk" stems from the composition and liquidity of the issuer's reserve assets. While some, like USDC and PYUSD, report being backed by cash and U.S. treasuries, others have held less liquid assets. Even fully backed stablecoins can depeg during a crisis, as seen when USDC's price fell after its issuer's funds were temporarily trapped at Silicon Valley Bank. A failure of a major stablecoin could cause a contagious loss of confidence in the broader digital asset economy.

The regulatory environment is also a source of risk. While the recent passage of the GENIUS Act in the U.S. provides a federal framework, its ultimate impact and the treatment of stablecoins in other jurisdictions remain uncertain. Complying with the various banking, money transmission, and anti-money laundering laws that stablecoins touch is a significant undertaking. These combined risks could lead to enforcement actions, litigation, and a material adverse effect on our business and financial results.

As an alternative to fiat currencies that are backed by central governments, digital assets, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. For example, political or economic crises could motivate large-scale acquisitions or sales of digital assets either globally, regionally or locally. Geopolitical events, including sanctions, may also necessitate our exit from certain geographies or jurisdictions, further impacting our operations and market presence. Large-scale sales of certain digital assets could result in a reduction in their value and could adversely affect our reputation, business, financial condition, results of operations and share price.

We and our customers rely on secure systems, internet infrastructure, and blockchain networks. Cyberattacks, security breaches (internal and external), system failures, or vulnerabilities in third-party blockchain networks could compromise our operations, customer assets, or brand, and could adversely affect our business, operating results, and financial condition. Additionally, depositing, withdrawing, and transacting in digital assets with the Bullish Exchange involves operational and technical risks that could result in loss of customer assets, disputes, or other liabilities.

Our products and services may be subject to bugs, technical defects, and errors, which can arise from issues like unauthorized changes or faulty system algorithms. Efforts to remediate such issues may require technical solutions, such as automated trading features, that introduce additional operational risks, including potential accusations of market abuse. Such errors or defects may delay launches or cause service-level disruptions, leading to trading losses for both Bullish and its customers. This can result in a loss of consumer confidence, claims against Bullish, and regulatory investigations, adversely impacting our brand, reputation, business, and financial condition.

As a digital asset platform, we are a target for frequent and sophisticated cyberattacks, which can occur through hacking, malware, employee error, or third-party service provider failures. The techniques used are constantly evolving, and despite our security measures and external audits, we cannot guarantee absolute protection. This risk is compounded by our reliance on third-party service providers and our lack of dedicated cyber insurance, as our partners' coverage is limited.

Any actual or perceived security breach could have consequences, including the theft of our or our customers' assets, significant remediation costs, regulatory investigations and fines, and litigation. Such an event would harm our reputation and brand, leading to a loss of customer confidence and a reduction in the use of our services. Moreover, any major cyberattack in the broader digital asset industry, even if it does not affect us directly, could damage public trust and adversely affect our business and operating results.

Our success depends on the continued development of a stable and scalable blockchain infrastructure. There is no assurance this infrastructure can support continued growth, and the underlying protocols may have undiscovered flaws, be vulnerable to network scale attacks, or be broken by future advancements like quantum computing. Any such technological failure could adversely affect our business and financial results.

The control of digital assets relies on the proper handling of private keys and wallet addresses. While we secure our assets with measures like multi-signature cold storage and screen transactions, the process is highly susceptible to user error. A customer may incorrectly enter a wallet address, forget required transaction information, or, most critically, send an asset to an address on an incompatible blockchain (e.g., sending Bitcoin to an Ethereum address).

In such cases, the assets are permanently and irretrievably lost with no means of recovery. These incidents may occur from time to time and can lead to customer disputes, legal claims, and damage to our brand, adversely affecting our business.

Lastly, we and our customers may incur losses from various types of fraud and physical security threats. Our personnel or external parties may commit fraudulent acts, while physical threats—such as intimidation, extortion, or sabotage of our facilities—could disrupt operations and compromise our staff.

Despite measures to detect and reduce fraud, we cannot guarantee their effectiveness. Under our regulatory obligations (such as with the GFSC), we are required to maintain professional indemnity insurance and protect customer assets. In the event assets are lost due to fraud, we may be subject to a regulatory investigation, regardless of any limitation of liability clauses in our terms of service. If we are found to be in breach of a regulatory requirement, we could face penalties, including the suspension or revocation of our license.

Our failure to adequately detect or prevent these fraud and physical security risks could harm our reputation, result in litigation, and lead to expenses that could adversely affect our business, financial condition, and results of operations.

Temporary or permanent blockchain "forks", technical failures, network upgrades, miner or validator fee demands, could result in the loss of digital asset value, transaction reversals, or other operational disruptions. If smart contracts associated with supported assets do not perform as expected, the value of those assets and our business could be adversely affected.

Because blockchain protocols are open source, modifications can lead to a "fork" if they are not adopted by a substantial majority of users, resulting in two parallel but non-interchangeable networks. This has occurred multiple times, creating new assets like Bitcoin Cash and Ethereum Classic and may cause confusion over asset treatment and naming conventions.

Forks introduce significant security concerns. For example, splits in the Ethereum and Bitcoin Cash networks led to replay attacks, which allow for “double-spending”. A fork may decrease a network's security by splitting its mining or validation power, potentially making digital assets that rely on proof-of-work or similar consensus mechanisms more susceptible to attack.

Furthermore, we face legal and operational risks from forks. While we do not believe we are required to support forked digital assets, customers may assert claims that they are entitled to receive forked assets, which could result in disputes or potential liability. A fork can also disrupt our technology systems, impact trading volumes, and lead to the temporary or permanent loss of assets, or suspension of certain services, which could adversely affect our business, results of operations and financial condition.

Our platform supports digital assets that rely on smart contracts, which are vulnerable to bugs, technical defects, and errors. Since smart contracts typically cannot be stopped or reversed, these vulnerabilities can lead to security exposures, declines in value or reduced liquidity for assets held by our customers.

Furthermore, some smart contracts can be controlled by "admin keys" or "super users" with special privileges. These users can make changes to protocol parameters or, in certain cases, access assets held within a protocol. Even for digital assets that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core community members, who would be able to make similar changes unilaterally to the smart contract. If an attacker gains access to these privileges or a super user acts maliciously, customers may experience a total loss of their assets' value. Although we do not control these smart contracts, such events could cause customers to seek damages against Bullish and adversely impact our business, financial condition, and the market price of our shares.

Supporting any new digital asset requires significant front-and back-end technical integration, which is not guaranteed to be successful and may introduce software errors or security weaknesses into our existing infrastructure. Even if integration is initially successful, subsequent changes to the underlying blockchain network, such as forks or upgrades, can cause incompatibility or disruptions. If we are unable to successfully identify and resolve these issues, we may no longer be able to support the asset, customer access to certain assets may be delayed or restricted, and our business could be adversely impacted.

We may charge withdrawal fees to customers based on our cost to process transactions on the blockchain. We also pay unpredictable miner fees for operational purposes, such as transfers between hot and cold wallets, for which we do not charge customers. If miner fees become excessively high, our payment of these fees in excess of what we charge customers would negatively impact our operating results.

The value and continued existence of the digital assets held by us and our customers depend on the existence, integrity, and governance of the underlying blockchain networks. Blockchain networks may experience events or implement changes that adversely affect the value or functionality of digital assets held by us or our customers, or result in transaction delays, reversals, or cancellations.

Technical changes, software upgrades, soft or hard forks, cybersecurity incidents, governance decisions, or other modifications to an underlying blockchain network may occur from time to time. These developments may cause incompatibility with our platform, technical disruptions, security vulnerabilities, or other operational challenges. In certain circumstances, such changes may materially impair the value or functionality of particular digital assets.

If we are unable to identify, troubleshoot, or resolve such issues in a timely and effective manner, we may be required to suspend or discontinue support for the affected digital asset. Customer access to certain assets may be delayed or restricted, transactions may be disrupted or reversed, and wallet security may be adversely affected. Any such events could adversely impact our reputation, business, operating results, financial condition, and the market price of our shares.

Risk Related to the Legal and Regulatory Environment

We operate in a complex, multi-jurisdictional legal and regulatory environment, which can be inconsistent, conflicting, unclear, unpredictable, and subject to rapid change. Our regulatory compliance efforts may not fully mitigate all applicable risks, and we may not be able to obtain or maintain required licenses or approvals or to comply with evolving laws, any of which could limit our ability to offer products in certain jurisdictions or subject us to fines, penalties and/or other adverse action by regulators, law enforcement authorities, customers or other stakeholders. We may need to adapt our operations, or change or limit our businesses, in response to changes in this environment. Customers may circumvent restrictions we impose, which could expose us to regulatory investigations, fines, or other consequences.

Due to the international span of our business, we are subject to a complex, multi-jurisdictional legal environment that can result in conflicting obligations. We have implemented a compliance framework to address these requirements, but we cannot guarantee it will be sufficient to mitigate all legal and regulatory risks.

Our failure to comply with applicable laws and regulations —including those relating to market and business conduct, financial crime prevention, data protection, and consumer protection—may lead to the loss of our licenses, enforcement actions, investigations, and significant fines. In the future, we may receive examination reports citing violations that require us to incur significant costs to remediate, and a failure to do so could result in penalties ranging from fines to the forced removal of employees or revocation of licenses.

New laws or adverse changes to regulations could cause us to incur extraordinary expenses or prevent us from offering certain products. These risks, inherent in our international business model, could have a material adverse effect on our reputation, business, financial condition, and results of operations.

Acquiring and maintaining the necessary regulatory licenses is a costly, time-consuming, and uncertain process. We face the risk that we may not meet license requirements, that regulators may disagree with our interpretations, or that our controls may not be fully effective.

In the United States, we hold money transmission licenses from a number of states, including New York, and the New York BitLicense. We are in the process of applying for money transmission licenses from other states and are registered as a Money Services Business (“MSB”) with the U.S. Financial Crimes Enforcement Network (“FinCEN”). Significant uncertainty still remains regarding the jurisdiction of the SEC and CFTC, including the development of the Market Structure legislation and the implementation of GENIUS Act through federal agency rule-making, as well as how these federal laws and regulations will interact with the state regulations in the future. If we are deemed to be operating an unregistered securities or derivatives exchange, we could face significant enforcement actions. Globally, while we hold licenses in Gibraltar, Hong Kong, and Germany, these are subject to changing rules.

Even obtained licenses may have conditions that limit our business. A failure to comply with this complex web of regulations could adversely affect our ability to operate, harm our reputation, and materially affect our business and financial condition.

Given our complex products and services are available in numerous jurisdictions, it is difficult to ensure they meet all regulatory requirements. We use a risk-based assessment to decide where and how to offer our products, which often requires us to make interpretive judgments on unclear legal and regulatory requirements. Even when we obtain external advice, there is no assurance that local regulators will share our conclusions. If a regulator disagrees with our interpretation, we may be subject to investigations, enforcement actions, and fines, which could adversely affect our brand, reputation, business, and financial condition.

The fast and unpredictable pace of change in the legal and regulatory environments relevant to our business presents a significant risk. New laws, regulations, or interpretations may adversely impact the development of digital assets and our legal status by changing how we operate our business, how our products are regulated, and what services we can offer. This could require us to make costly adaptations to our systems, impose new licensing requirements, or even force us to stop or reduce services in certain countries. Our failure to comply with any of these new or changing laws and regulations may adversely impact our reputation, brand, business, and operating results.

As blockchain technology and digital assets have grown in popularity, governments and regulators around the world are examining the industry and may introduce regulations at a fast pace. To the extent that any government agency exerts regulatory authority, the issuance of, and transactions involving, digital assets may be adversely affected suddenly. We may not have a sufficient time frame or resources to appropriately respond to such sudden adverse changes, which could adversely impact our business, financial condition, results of operations, and share price.

Various governmental organizations and consumer agencies are examining digital asset platforms, focusing on how they can be used for illicit activities like money laundering. This has led to calls for heightened regulatory oversight. The digital assets industry is still relatively new and has comparatively more limited access to policymakers, while competitors from more established industries have greater influence.

Consequently, legislators may adopt new laws or interpretations without taking into account the full input from the digital asset industry or to adopt more restrictive laws or interpretations less favourable to the digital asset industry. We may not be able to adapt to such sudden adverse legal and regulatory changes, which could result in our being unable to offer certain services in certain jurisdictions. This could also lead to enforcement actions, litigation, and fines, which may adversely impact our reputation, business, operating results, and financial condition.

We are subject to extensive and complex laws in multiple jurisdictions that evolve frequently and may conflict. The uncertainty surrounding digital asset regulation requires us to exercise judgment, but governmental bodies may disagree with our conclusions. We may lack sufficient resources to adapt to and comply with increased legal requirements, which will impose substantial compliance costs. To the extent we have not complied with such laws, we could be subject to investigations, legal proceedings, significant fines, revocation of licenses, and reputational harm, any of which could adversely affect our business, operating results, and financial condition.

As business operations become more global, regulators are increasingly exercising extraterritorial jurisdiction over entities operating outside their borders. Consequently, we face a growing risk of regulatory actions from governments worldwide, even where we have no local presence. Such actions could lead to investigations, fines, or cease-and-desist orders that negatively impact our brand, reputation, and financial condition.

Finally, our international office locations and our use of remote work arrangements subject us to the employment laws and regulations of multiple jurisdictions. These arrangements can increase the complexity of our legal and tax obligations. Compliance with these varied laws increases our cost of doing business, while a violation could lead to fines, penalties, or even a prohibition on our ability to conduct business in certain countries.

Customers may attempt to exploit our platforms for illegal or unethical activities. Despite our controls and due diligence systems, we may not detect or prevent such misuse. Any platform exploitation could adversely affect our reputation, subject us to regulatory action, and harm our business and operating results.

The Bullish Exchange may be exploited to facilitate illegal activity such as fraud, money laundering, and market manipulation. Digital assets have characteristics that make them susceptible to such illicit use, and we may be held subject to regulatory scrutiny or potential liability if customers violate the law. While we have implemented a risk management and compliance framework, including KYC controls, we cannot guarantee these will be effective in preventing all material violations. If we inadvertently onboard sanctioned customers or our platform is used for illegal activities, we may be subject to legal proceedings resulting in loss of licenses, fines, and other penalties, which could adversely affect our brand, reputation, business, financial condition, and the market price of our shares.

If persons in jurisdictions that we intend to prevent from accessing our services circumvent our onboarding restrictions, we may be subject to investigations, fines, and other penalties. We may be required to cease offering services to customers in such jurisdictions, which could harm our ability to access those and other regulated markets in the future. While we are developing internal controls to mitigate this risk, there is no assurance such measures will be effective, and a failure could adversely impact our reputation, business, financial condition, and the market price of our shares.

The legal and regulatory treatment of the digital assets included in our business lines is unclear, may be subject to inconsistent recognition or treatment in different jurisdictions and fast, unpredictable and potentially retrospective changes, which may adversely impact our business and operations and financial condition.

The Bullish Exchange supports numerous digital assets. Subject to internal governance processes and applicable laws and regulations, we also intend to add new digital assets to the Bullish Exchange and other business lines in the future. However, the laws and regulations applicable to these digital assets and transaction types related to these digital assets are often unclear and may result in differing interpretations or treatment across jurisdictions. We will need to make a judgment call with respect to the legal or regulatory treatment of such digital assets. Regulators in the relevant jurisdictions may disagree with our view regarding such treatment. For example, even if a digital asset itself is not a security, certain activities or services may be construed by the SEC or certain U.S. states as constituting the offer or sale of securities by us. We may also have incomplete information about the relevant digital asset when making a determination as to the legal treatment of such asset in the relevant jurisdictions. This would arise where information is not publicly available, non-existent or was not otherwise obtained, or because available information proves to be unreliable or incomplete. The lack of information may not alleviate our responsibility to comply with the applicable laws of the relevant jurisdictions and may not provide a defense against enforcement action for non-compliance. The applicable legal or regulatory treatment may also change and apply to our supported digital assets retrospectively. The uncertainties regarding the legal and regulatory treatment of the digital assets may result in us being required to obtain additional licenses and approvals which may be costly and time consuming, or having to suspend, restrict and/or remove certain digital assets from our platform, all of which may result in losses to our customers.

For example, the SEC and its staff have historically taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws, and have in the past brought enforcement actions and entered into settlements with numerous digital asset industry participants alleging that certain digital assets are securities. Whether a digital asset is a security under the federal securities laws depends on whether it is included in  one of the enumerated categories of securities in the definition of “security” in the Securities Act, the Exchange Act and the Investment Company Act. Digital assets are not one of the enumerated categories, however, the terms “investment contract” and “note” are and the SEC generally has analyzed whether a particular digital asset is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the Howey and Reves tests, respectively. For many digital assets, whether the applicable tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the Howey and Reves tests. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome may be difficult to predict. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset may change over time as the relevant facts evolve. Although the SEC has recently provided guidance regarding whether certain activities related to digital assets, such as staking and proof-of-work mining activities, may involve transactions in securities, the SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security, and its statements and enforcement actions are not rules or regulations of the SEC and are not binding precedent applicable to all market participants. Certain SEC officials have indicated that they intend to reassess the framework for determining which digital assets, digital assets transactions, or digital assets services are securities. We cannot predict the outcome of any such reassessment or its impact for the categorization of any specific digital asset, transaction or service.

Moreover, a determination that a digital asset included in our business lines is a “security” or that our business line constitutes the offer or sale of a security or an instrument that otherwise require a license to trade by the SEC or any other governmental agency in the U.S. or elsewhere, or in a proceeding in a court of law or otherwise, could adversely affect the market price of digital assets supported by the Bullish Exchange or held by Bullish generally and our ability to offer products and services in the relevant jurisdictions. Such determination may also lead to regulatory investigations, enforcement actions, litigations (including securities class actions in the US) and other legal proceedings, resulting in significant costs being incurred and fines, damages or other penalties.

The Bullish Exchange’s internal governance processes for listing digital assets for trading include an assessment of whether such assets could be considered “securities” under applicable law. While this assessment is risk-based and conducted by Bullish, it is not a determination binding on regulators. In the future, if certain digital assets are determined to be securities under applicable law, these assets could not be supported by the Bullish Exchange, or if already supported, would need to be removed from trading unless the Bullish Exchange obtains the necessary additional authorizations from relevant regulatory authorities. Prior to offering a digital asset to the U.S. market, the digital asset will need to be assessed in accordance with the Bullish Exchange’s approval policies and having regard to U.S. securities laws, which assessment would be a risk-based assessment by Bullish and not a determination binding on U.S. regulators.

The uncertain legal and regulatory treatment of digital assets across relevant jurisdictions may adversely impact our reputation, business, financial position, operating results and share price.

Legal and regulatory uncertainty regarding our leveraged trading services and custody of customer assets could limit our ability to offer products and impede business operations.

The legal treatment of leveraged trading services is unclear across jurisdictions, forcing us to make interpretive, risk-based decisions that regulators may disagree with. Laws may change quickly and even apply retrospectively. For example, U.S. customers wishing to participate in the Margin Services may need to be "eligible contract participants", although the law is not settled in this area. If we fail to obtain required local licenses or if regulators challenge our interpretations, we may be subject to investigations, fines, and be forced to suspend providing such services, which could adversely impact our reputation, business, and financial condition.

The legal treatment of custody for customer assets is unclear and may be inconsistent across jurisdictions, requiring us to make interpretive, risk-based decisions that regulators may challenge. This risk also extends to the third-party custodians we utilize, and any regulatory action against them could impact our access to customer assets. Because laws can change quickly, we or our third-party providers may be forced to suspend services or obtain new licenses. This could lead to customer losses and legal actions, resulting in an adverse impact on our reputation, business operations, and financial condition.

If we are deemed to be an investment company under the Investment Company Act of 1940, we may not be able to successfully execute our business strategy.

In general, under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (the “Investment Company Act”), a company that does not qualify to use one of the “private investment company” (or other specialized) exemptions from investment company status, that has made (or proposes to make) a public offering of its securities into the United States and that is, or holds itself out as being, engaged primarily in the business of investing, reinvesting or trading in securities must register, and is subject to regulation, as an investment company under the Investment Company Act. In addition, in general, investment company status may apply (again, unless a specialized exemption is available) because a company owns “investment securities” (essentially, non-controlling interests in other companies’ securities or controlling interests in companies that have the characteristics of an investment company) constituting more than 40% of the value of its unconsolidated total assets (disregarding U.S. government securities and “cash items”).

We may be subject to the registration provisions of the Investment Company Act if we are considered to be primarily engaged in the business of investing, reinvesting, or trading in assets that are “securities” under the U.S. federal securities laws, or acquire or hold assets that are “investment securities” under the Investment Company Act which together constitute more than 40% of the value of our unconsolidated assets, exclusive of U.S. government securities and “cash items.”

Our legal and regulatory treatment under the Investment Company Act depends in part on our conclusion that  digital assets supported by the Bullish Exchange and other business lines, and in particular our business activities involving such digital assets (including the contribution of digital assets to the use of AMMI and other services relating to such digital assets), do not constitute “securities” and therefore “investment securities.” The SEC has stated that certain digital assets may be considered “securities” under the U.S. federal securities laws. Public non-binding statements by current and former senior officials at the SEC indicating which digital assets may or may not be currently treated as securities are not official policy statements by the SEC and reflect the views of the individual speaker and are not binding precedent applicable to other digital assets or market participants.

If any of the digital assets supported by the Bullish Exchange, or our activities regarding such assets, are determined to be a “security” under the U.S. federal securities laws by the SEC or any other agency, or in a proceeding in a court of law or otherwise, it may have adverse consequences for us, including potential classification as an “investment company” under the Investment Company Act. Moreover, the blockchain technologies underlying our Exchange platform and services more generally are novel technologies that are relatively untested. As a consequence, the applicability of the U.S. federal securities and derivatives laws to these blockchain technologies and their application to the services provided through our platform is unclear in certain respects. Due to such novelty and continued uncertainty regarding the regulatory classification of digital assets, it is possible that securities regulators may interpret current or future laws in a manner that adversely affects us, or causes us or certain or all of our operating subsidiaries to be classified as an “investment company.”

Additionally, there remain significant uncertainties and unresolved issues with respect to the accounting treatment of digital assets under applicable accounting rules. As detailed above in the risk factor “The nature of our business requires the application of complex financial accounting rules that are uncertain and may change from that presented” we have made certain assumptions in our interpretation of the accounting treatment of digital assets and its application to us. If any of these interpretations or their related assumptions turn out to be incorrect, this could adversely affect the analysis of whether we are an “investment company” under the Investment Company Act. Further, the clarification of existing accounting principles and standards applicable to digital assets, or the adoption of new accounting principles and standards, could require changes in our processes and business strategy (including the relative extent to which we conduct certain business activities as it relates to our Investment Company Act analysis), which would in turn affect the results of our operations and growth prospects.

To the extent we are deemed an “investment company” under the Investment Company Act, we will be subject to significant additional regulatory controls that could adversely affect our ability to successfully execute our business strategy, and which may require us to substantially change the manner in which we conduct our activities and the products and services that we offer on our platform. Such substantive additional regulatory requirements include, among others: (i) limitations on capital structure; (ii) restrictions on operating activities or permissible investments, including with respect to the acquisition of interests in affiliated companies; (iii) restrictions on the ability to incur borrowings; and (iv) specific compliance with reporting, recordkeeping, voting, proxy disclosure and other substantive requirements under the Investment Company Act. Registration as an “investment company” and the imposition of such regulatory requirements would likely result in extraordinary, non-recurring expenses, thereby adversely impacting an investment in us. If we determine not to comply, or if we cannot comply with such registration and additional regulatory requirements, we may need to cease all or certain parts of our operations, which can adversely impact our reputation, business, financial condition and the market price of our shares.

We may become subject to litigation, including regulatory actions, regarding use of our products by our customers, and disputes with employees or counterparties or others. Engaging in cross-border business can complicate enforcement of legal rights and expose us to liability. We rely on external counsel for guidance, but their advice may be inaccurate or insufficient. Any litigation or adverse legal developments could materially affect our business, financial condition, or reputation.

We may become a party to material litigation and regulatory proceedings, the outcomes of which are inherently difficult to predict. These risks are greater for us because the digital asset industry is new, and responding to such matters is time-consuming and expensive, regardless of the ultimate outcome. Specifically, if we are found to be holding assets related to illicit activities, we may be required to "freeze the assets," leading to litigation and reputational harm. Any of these proceedings could result in substantial fines, the loss or non-renewal of licenses, the diversion of management resources, and damage to our brand, all of which could have an adverse impact on our business and financial condition.

Engaging in cross-border business makes it difficult to ensure we can adequately protect our legal rights, as we are subject to numerous and often conflicting laws. We may be unable to enforce legal rights consistently across jurisdictions. This is particularly true for our terms of service, which are untested and intended to apply to users in disparate locations.

There is uncertainty as to whether courts in other jurisdictions will enforce our forum selection clause or whether they will impose additional liabilities on us based on local consumer protection or tort law. Because of this legal uncertainty, we may find it difficult to rely on our contractual terms to enforce our rights or reduce our liabilities, which could lead to unanticipated legal liability and adversely impact our business and financial condition.

Our products support the investment processes of our customers, creating the risk that they may pursue claims against us for very significant dollar amounts. Our customer agreements have provisions designed to limit our exposure to liability claims, but these provisions have exceptions and could be invalidated by unfavorable judicial decisions or by law. Any such claim, even if ultimately favorable to us, would involve a significant commitment of management and financial resources, could damage our reputation, and could have a material adverse effect on our business, financial condition, or results of operations.

We obtain and process a large amount of customer data, including sensitive customer data. Any real or perceived improper use of, disclosure of, or access to such data could result in liability, regulatory scrutiny, reputational harm, and adversely affect our business.

To provide our services, our operations involve the collection, storage, transmission, and/or other processing of customers’ personal data, including personal data related to our customers and their transactions, such as their names, addresses, social security numbers, copies of government-issued identification, trading data, tax identification, and bank account information. We also collect customer data, including usage and technical data, through the use of automated technologies such as logging tools and cookies. We process, store and use biometric data from customers and prospective customers as part of our KYC process, as well as client onboarding processes and/or ongoing customer engagement. Biometric personal data is considered sensitive personal data under certain global privacy laws, and may be subject to heightened requirements around its collection, processing, and storage. We are subject to complex and evolving federal, state, and international laws and regulations governing privacy, data protection, e-commerce transactions and financial institutions that require us to safeguard our customers’, employees’ service providers’ and other counterparties’ personal data. Consequently we face risks of non-compliance with applicable privacy regulations in the handling and protection of personal data, and such risks may increase as our business expands and regulatory requirements evolve. For more information on risks related to compliance with laws and regulations on data privacy and data protection, see section entitled “Risks Related to the Legal and Regulatory Environment — We are subject to the evolving laws and regulations on data privacy and data protection in multiple jurisdictions, including the EU General Data Protection Regulation (the “GDPR”), which can be complex and conflicting. We may face investigations, fines and sanctions for our or our service providers’ actual or perceived failure to comply with such laws and regulations and incur increased operational costs in order to ensure future compliance.”

We may use AI in our business, and challenges with properly managing its use, as well as uncertainty regarding the legal landscape surrounding the use of AI, could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

We currently leverage third-party developed AI in certain aspects of our business and we anticipate that AI will become increasingly important to our operations in the future. Our competitors and other third parties may incorporate AI into their businesses or offerings more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our business, operating results, and financial condition.

We also utilize AI, data analytics, and related tools to collect, aggregate, and analyze data. We may incorporate AI solutions into our business, products and services, and these applications may increase over time. However, there are significant risks involved in utilizing AI and we cannot assure that our use of AI will enhance our business or improve efficiency or profitability. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias, or contain other errors or inadequacies, any of which may not be easily detectable; AI has been known to produce false or “hallucinatory” inferences or outputs; AI can present ethical issues and may subject us to new or heightened legal, regulatory, ethical, or other challenges; and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions, including those incorporated in our services. If the AI solutions that we create or use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business, operating results and financial conditions. If we do not have sufficient rights to use the data or other material or content on which our AI solutions or other AI tools we rely, we also may incur liability through the violation of applicable laws, third-party intellectual property, privacy or other rights, or contracts to which we are a party.

In addition, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws, including intellectual property, privacy, data protection and cybersecurity, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws.  For example, in August 2024 the European Parliament passed the EU's Artificial Intelligence Act (the “EU AI Act”), which establishes broad obligations for developing and using AI technologies in the EU, with requirements determined by their level of risk and potential impact. AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity, and data protection laws to AI or are considering general legal frameworks for AI.

We are subject to complex and evolving data privacy and data protection laws in multiple jurisdictions, and any failure to comply could adversely affect our business.

Our collection, use, retention, protection, disclosure, transfer and other processing of personal data, including sensitive data such as government identification information and, in certain cases, biometric data, subjects us to data privacy and data protection laws and regulations in multiple jurisdictions. These laws are complex, frequently evolving, and may be interpreted or applied inconsistently. Compliance requires significant resources and may become more burdensome as our business expands.

In the European Economic Area, the EU General Data Protection Regulation, or GDPR, imposes strict requirements on the processing and transfer of personal data outside the European Economic Area, including to the United States. The EU U.S. Data Privacy Framework and the related UK U.S. Data Bridge currently facilitate certain transfers of personal data from the European Economic Area and the United Kingdom to the United States. However, these transfer mechanisms have been subject to legal challenges and may be modified or invalidated. Any restriction on cross border data transfers could require changes to our operations or limit how we provide our products and services.

In the United States, we are subject to a combination of federal and state laws. As a financial institution, we are subject to the Gramm Leach Bliley Act, which requires us to maintain safeguards to protect customer information. We are also subject to the New York Department of Financial Services Cybersecurity Regulation, 23 NYCRR 500, which imposes specified cybersecurity requirements. In addition, we may be subject to comprehensive state privacy laws, including the California Consumer Privacy Act, as amended by the California Privacy Rights Act, collectively the CCPA, which grants California residents rights relating to access, deletion, and certain restrictions on the use of personal data and provides a private right of action for certain data breaches.

If we or our service providers fail to comply with applicable data privacy and data protection laws, or if we experience a data breach or other unauthorized access to personal data, we may be subject to investigations, enforcement actions, fines, litigation, remediation costs, and reputational harm. In addition, evolving laws, data localization requirements, or regulatory interpretations may require us to modify our systems and business practices, increase compliance costs, or limit certain business activities.

Any failure, or perceived failure, to comply with applicable data privacy and data protection laws could materially and adversely affect our business, financial condition, results of operations, and the market price of our shares.

Risks Related to Intellectual Property

We rely on our trademarks and intellectual property rights to protect our brands and business. If we fail to obtain, maintain, protect, or enforce our intellectual property rights, or if such protections are insufficient, we may incur significant costs, suffer reputational harm, or experience reduced brand value. Any such failure could adversely affect our business, financial condition, results of operations, and the market price of our shares.

Our business depends on our ability to protect our intellectual property through a combination of trade secret, patent, and trademark rights, as well as contractual protections. The steps we take may be inadequate, as our intellectual property rights may be circumvented, infringed, or challenged. We rely significantly on trade secrets, as software patents are difficult to obtain and enforce, but there is no assurance that our rights will be sufficient to protect against competitors developing products or services that are similar to or competitive with ours. Intellectual property protection may also not be available in every country in which our services are available, which could adversely affect our competitive position. Finally, we rely on technologies licensed from third parties, which we may not be able to continue to obtain on commercially reasonable terms.

The recognition and reputation of our brands are important to our success, but the steps we take to protect our trademarks may not be adequate to prevent unauthorized use by third parties. We may fail to obtain trademark protection for our brands in all jurisdictions, and third parties may challenge our rights to certain trademarks. Defending against such proceedings may be costly and, if unsuccessful, could result in the loss of important intellectual property rights. If we are unable to protect our trademarks, we may not be able to establish name recognition, which could adversely affect our ability to compete effectively.

Third parties may make claims or bring legal proceedings against us for alleged infringement, misappropriation or other violation of their intellectual property rights and consequences could include having to cease offering our products or services.

In recent years, there has been considerable patent, trademark, domain name, trade secret and other intellectual property development activity in our industry, as well as litigation, based on allegations of infringement, misappropriation or other violation of intellectual property rights. Furthermore, individuals and groups can purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours.

In conducting our business, we may be subject to claims of infringement, misappropriation or other violation of third-party intellectual property rights. We cannot guarantee that our internally developed or acquired technologies and content do not or will not infringe the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon, misappropriating or otherwise violating their intellectual property rights, and we may be found to be infringing upon such rights. Although we take steps to evaluate intellectual property risks, we cannot assure that we have identified all potential third-party rights that may be implicated by our technologies or services..

Moreover, competitors and other third parties may infringe, misappropriate, or otherwise violate our issued patents or other intellectual property. As a result, we may need to file infringement, misappropriation, or other intellectual property-related claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke such parties to assert counterclaims against us alleging that we infringe, misappropriate, or otherwise violate their intellectual property, which could result in our intellectual property rights being narrowed in scope or declared invalid or unenforceable.

In addition, if others have or obtain a valid patent or other intellectual property covering technology critical to our business, there can be no guarantee that they would be willing to license such technology at acceptable prices or at all, which could have an adverse effect on our business, financial condition and results of operations. Moreover, if for any reason we were to fail to comply with our obligations under an applicable agreement, we may be unable to operate, which would also have a material adverse effect on our business, financial condition and results of operations.

Any claims or litigation, regardless of merit, could cause us to incur significant expenses and, if successfully asserted against us, could require that we enter into unfavorable license agreements, pay substantial damages or make ongoing royalty payments, prevent us from offering our products or services or using certain technologies, force us to implement expensive work-arounds, or impose other unfavorable terms. Even at an interim stage, we could be enjoined from using the relevant intellectual property and have to cease offering our products or services as a result. We expect that the occurrence of infringement claims is likely to grow as the digital assets market grows and matures. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Further, during the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our Ordinary Shares may decline. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our reputation, business, operating results, financial condition and share price.

We could incur significant costs and management distraction in pursuing claims to enforce our intellectual property and proprietary rights through litigation and defending any alleged counterclaims. If we are unable to protect or preserve the value of our patents, trade secrets, trademarks and service marks, or other intellectual property and proprietary rights for any reason, our brand and reputation could be damaged and our business, financial condition, results of operations and share price could be adversely affected.

We are subject to risks associated with information disseminated through our products and services.

Companies providing data or information may be subject to claims relating to information disseminated through them, including claims alleging defamation, libel, breach of contract, invasion of privacy, negligence, or trademark infringement, among other things. The laws relating to the liability of companies providing information disseminated through their services are subject to frequent challenges both in the U.S. and foreign jurisdiction and may evolve in ways that increase potential exposures. We are also subject to potential liability to third parties for the customer-provided content on our products and services, particularly in jurisdictions outside the U.S. where the applicable laws are unsettled. If we become liable for information provided by our customers and carried on our products and services, we could be subject to damages, regulatory penalties, or reputational harm, and we may be forced to implement new measures to reduce our exposure to this liability, including expending substantial resources or discontinuing certain product or service offerings, which could adversely affect our business, financial condition, and results of operations.

Risks Related to Personnel

We depend on talented, experienced, and committed personnel to operate and grow our business. Competition for qualified employees is intense, and we may incur increased costs to recruit, train, motivate, and retain key personnel. Employees we invest in may leave to join competitors, and non-compete or similar arrangements may be difficult, costly, or unenforceable. The loss of key personnel, increased labor costs, or our inability to attract and retain talent could adversely affect our business, financial condition, results of operations, and growth prospects.

Our future success is highly dependent on the talents of our employees, and our growth strategy is based on our ability to attract and retain highly skilled personnel. Due to the relatively new and evolving nature of digital assets, the pool of qualified talent is limited in certain specialized areas, and we face intense competition. The loss of one or more qualified employees, or an inability to attract and retain them, could adversely impact our operating results and impair our ability to grow. If we are unable to successfully identify and retain qualified professionals, our business, prospects, and financial condition may be adversely affected.

We face intense competition for qualified individuals and are highly dependent on key personnel for our operations. As we operate in a relatively new industry, we must invest significant time and resources in employee training and development. To attract and retain the necessary talent, we incur significant costs, but even these measures may not be enough, in part because non-compete agreements are not permissible or limited in certain jurisdictions. Consequently, the loss of one or more of our key personnel could adversely impact our reputation, business, operating results, and financial condition.

The economy in the countries where we employ staff and globally has experienced increases in inflation and labor costs, and as a result, average wages are expected to continue to increase. In addition, in some countries we are required by laws to pay various statutory employee benefits. We expect that our labor costs, including wages and employee benefits, will continue to increase, which could materially and adversely affect our financial condition and results of operations.

Our officers, directors, employees and large shareholders may encounter potential conflicts of interests with respect to their positions or interests in certain digital assets, entities and other initiatives.

We may engage in a wide variety of transactions and develop relationships with a number of digital asset projects, their developers, members of their ecosystem and investors. These transactions and relationships could create potential conflicts of interests in management decisions that we make. For instance, certain of our officers, directors and employees are active investors in digital asset projects themselves, and may be involved in making investment decisions in respect of projects that they have personally invested in. Many of our large shareholders also make investments in these digital asset projects. Similarly, certain of our directors, officers, employees and large shareholders may hold digital assets that we are considering supporting for trading on our platform, and may be involved in making decisions in respect of such approval process. While we are implementing policies and procedures to limit and mitigate such risks, there is no assurance that such policies and procedures will be effective, or that we will be able to manage such conflicts of interests adequately. If we fail to manage these conflicts of interests, we may be exposed to adverse media coverage, regulatory investigations and legal proceedings, leading to adverse impact to our reputation, business, financial position and the market price of our shares.

Misconduct, errors, mistakes and/or inappropriate conduct (including breach of laws, regulations and internal policies) or public statements by our personnel and/or service providers, and/or our failure to appropriately respond to such conduct or situation, may result in legal liability for us and adversely impact our business operations as well as reputation.

There is a risk that an employee of ours, or service provider to us, or any of our affiliates could engage in misconduct that adversely affects our business. It is not always possible to deter such misconduct, and the precautions we take to detect and prevent such misconduct may not be effective in all cases.

Employee or service provider misconduct or error, including breach of laws, regulations and/or our internal policies, could subject us to legal liability, financial losses and regulatory sanctions and could seriously harm our reputation and negatively affect our business. Such misconduct could include breach of anti-bribery and corruption laws, engaging in improper or unauthorized transactions or activities, misappropriation of customer funds, insider trading and misappropriation and misuse of information (including material non-public information), failing to supervise other employees or service providers, improperly using confidential information, as well as improper trading activity such as spoofing, layering, wash trading, manipulation and front-running. Employee or service provider errors, including mistakes in executing, recording, or processing transactions for customers, could expose us to financial losses even if the errors are detected. Although we have implemented and continue to enhance processes and procedures and provide training to our employees and service providers to reduce the likelihood of misconduct and error, these efforts may not be successful.

Moreover, the risk of employee or service provider error or misconduct may be even greater for novel products and services and may be compounded by the fact that many of our employees and service providers are accustomed to working at tech companies which generally do not maintain the same compliance customs and rules as financial services firms. This can lead to high risk of confusion among employees and service providers, particularly in a fast growing company like ours, with respect to compliance obligations, particularly including confidentiality, data access, trading and conflicts.

It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. If we were found to have not met our regulatory oversight and compliance and other obligations, we could be subject to regulatory sanctions, financial penalties and restrictions on our activities for failure to properly identify, monitor and respond to potentially problematic activity and seriously damage our reputation. Our employees, contractors and agents could also commit errors that subject us to financial claims for negligence, as well as regulatory actions, or result in financial liability. Further, allegations by regulatory or criminal authorities of improper trading activities could affect our brand and reputation. Our failure to appropriately respond to such conduct or situation can also adversely impact our business operations as well as reputation.

Our personnel or service providers may also make inappropriate or harmful public statements in their own capacity that are not authorized by us, including posting on social media platforms. By virtue of their association with us, the public may react negatively against us. Such unauthorized public statements may damage our brand, reputation and public perception and adversely impact our business, financial condition and the market price of our shares.

Risks Related to Taxation

Changes in tax laws, regulations, interpretations, or enforcement practices—including initiatives targeting the digital economy, such as those led by the OECD—or adverse developments in the tax treatment of digital assets could increase our tax burden, impose additional compliance obligations, or could have a material adverse effect on our business, operating results, financial condition and liquidity.

Tax laws, including tax rates, in the jurisdictions in which we operate are subject to changes. For example, in the United States, changes to the Tax Cuts and Jobs Act of 2017 (the “TCJA”), One Big Beautiful Bill Act of 2025 (the “OBBBA”), the Inflation Reduction Act of 2022 (the “IRA”), the IRA’s new corporate alternative minimum tax of 15% on adjusted financial statement income and an excise tax on share buybacks. Additionally, various governments and organizations such as the European Union and the OECD are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue.

Over the last few years, the OECD has been discussing fundamental changes in allocation of profits among tax jurisdictions in which companies do business (base erosion and profit shifting), as well as the implementation of a global 15% minimum tax (referred to as “Pillar One” and “Pillar Two” respectively). The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of €20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. Discussions on this pillar and its implementation are still ongoing. Pillar Two is focused on ensuring large multinational enterprises (“MNEs”) pay a minimum level of tax on the income arising in each jurisdiction where they operate. Taxpayers in scope (MNEs with global revenue of at least €750 million in at least two years out of the four previous years) whose effective tax rate according to the OECD model rules as implemented in each jurisdiction is less than 15% would be subject to a top-up tax on the difference between their effective tax rate per jurisdiction and a 15% minimum tax rate. In addition, such taxpayers will be subject to compliance requirements in the relevant jurisdictions.

Pillar Two legislation has been enacted or substantially enacted in certain jurisdictions in which we operate, including Germany and the United Kingdom, with implementation effective January 1, 2024 and January 1, 2025, respectively. Neither the United States nor the Cayman Islands has introduced Pillar Two legislation. In the case of the United States, the Trump Administration issued an executive order on January 20, 2025 declaring that the OECD/G20 inclusive framework on Base Erosion and Profit Shifting has no force or effect in the U.S. absent congressional action, and directing the U.S. Department of Treasury to (i) investigate whether any non-U.S. countries are not in compliance with any U.S. tax treaty or have implemented or are likely to implement tax rules that are extraterritorial or disproportionately affect U.S. companies, which may include actions or taxes imposed under Pillar One or Pillar Two, and (ii) develop options for “protective measures” in response to any such noncompliance or tax rules.

On June 28, 2025, the G7 released a statement announcing an agreement that U.S. parented groups would be exempt from the OECD Pillar Two income inclusion rule (“IIR”) and undertaxed profits rule (“UTPR”), in recognition of the existing GILTI and corporate alternative minimum tax rules in the Internal Revenue Code.  On January 5, 2026, the OECD released administrative guidance that introduced a “side by side” safe harbor. This safe harbor, which is generally available for fiscal years beginning on or after January 1, 2026, effectively deems the Pillar Two top-up tax to be zero for eligible U.S. parented multinational groups.

We cannot predict whether the U.S. will adopt any such protective measures, or whether or how any non-U.S. countries may change their tax laws, including with respect to taxes imposed under Pillar One or Pillar Two, in response to the executive order or the January 2026 OECD guidance. It is possible that any changes in U.S. or non-U.S. tax law could have material adverse effect on our future tax liabilities and our effective tax rate.

Given these developments, it is generally expected that tax authorities in various jurisdictions in which we are regulated, or in which we operate or serve customers, may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate, increase our tax costs and cash outflows, and impose additional reporting and compliance obligations.

We are assessing our tax obligations under such tax legislations on an ongoing basis.

Tax rules and interpretation on digital assets products and transactions such as lending, staking or perpetuals are not settled and uncertain and it is unclear whether, when and what guidance may be issued in the future on the treatment of digital asset transactions for tax purposes. Although in 2014, the United States Internal Revenue Service (“IRS”) released Notice 2014-21, discussing certain aspects of “virtual currency” for U.S. federal income tax purposes and, in particular, stating that such virtual currency (i) is “property,” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss, and (iii) may be held as a capital asset and subsequently the IRS has released other notices and rulings relating to the tax treatment of virtual currency, the IRS has not addressed many other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions. Similar uncertainties exist in the various international markets in which we operate with respect to direct and indirect taxes, and these uncertainties and potential adverse interpretations of tax law could impact the amount of tax we are required to pay or collect from our customers, resulting in increased costs and adversely impacting our results, financial condition, liquidity and cash flow.

In addition, current and developing rules for tax reporting and withholding requirements with respect to our customers’ digital asset balances and transactions are complex and raise uncertainty. In November 2021, the U.S. Congress passed the Infrastructure Investment and Jobs Act (the “IIJA”), providing that brokers (which potentially applies to the Bullish Exchange would be responsible for reporting to the IRS the transactions of their customers in digital assets, including transfers to other exchanges or non-exchanges. On June 28, 2024, the U.S. Treasury Department and the IRS released final regulations (“Regulations”) that require information reporting by digital asset brokers on certain digital asset sales or exchanges that occur on or after January 1, 2025, and basis tracking for digital assets that are treated as “covered securities” if acquired on or after January 1, 2026. The Regulations introduce new rules related to our tax reporting and withholding obligations on our customer transactions in ways that differ from our existing compliance protocols and there is risk that we will not have proper records to ensure compliance for certain legacy customers or transactions. If the IRS determines that we are not in compliance with our tax reporting or withholding requirements with respect to customer crypto asset transactions, we may be exposed to significant taxes and penalties, which could adversely affect our financial position. The Regulations will require us to invest substantially in new compliance measures and that may require significant retroactive compliance efforts, which also could adversely affect our financial position.

Similarly, many jurisdictions are in process of implementing OECD and EU proposals for reporting customer digital assets under the global “common reporting standard” as well as the “crypto-asset reporting framework.” These rules, as applicable to our operations, will create new obligations and a need to invest in new onboarding and reporting infrastructure resulting in increased costs and adversely impacting our financial results and profitability. These new rules may give rise to potential liabilities or disclosure requirements for prior customer arrangements and new rules that affect how we onboard our customers and report their transactions to taxing authorities. Additionally, the EU has issued directives, commonly referred to as “CESOP” (the Central Electronic System of Payment information), requiring payment service providers in the European Union to report cross-border fiat transactions to taxing authorities on a quarterly basis beginning in January 2024. Any actual or perceived failure by us to comply with the above or any other emerging tax regulations that apply to our operations could harm our business.

We may be or become classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, and U.S. persons owning at least 10% of our Ordinary Shares may be subject to adverse U.S. federal income tax consequences. Such classifications or ownership thresholds could make our Ordinary Shares less attractive to certain investors and adversely affect shareholder returns and market perception.

Under United States federal income tax laws, we would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. The determination of PFIC status is made annually after the close of each taxable year and rules are complex and uncertain, particularly where our assets include digital assets. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our Ordinary Shares, which could fluctuate significantly. If we are a PFIC for any taxable year during which a U.S. investor owns our Ordinary Shares, that investor may be subject to adverse tax consequences, including an increased tax liability on dispositions or certain distributions, as well as additional reporting requirements.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Ordinary Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). For tax periods ending on or before December 31, 2025, because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether or not we are treated as a controlled foreign corporation. The OBBBA modifies, for tax periods ending after December 31, 2025, various rules regarding determining whether a non-U.S. corporation is a controlled foreign corporation, and reduced the likelihood that our non-U.S. subsidiaries could be treated as controlled foreign corporations, if we are not treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with reporting obligations may subject a United States shareholder to significant monetary penalties. We cannot provide any assurances that we will assist investors with determining their status or furnishing the necessary information to comply.

Changes in our effective tax rate, tax liabilities, or the availability of tax benefits could adversely affect our results of operations. In addition, we may not be able to utilize all or any portion of our net operating loss carryforwards or other deferred tax assets due to changes in law, limitations on use, or insufficient future taxable income, which could negatively impact our financial performance.

Our effective tax rate or tax liability could increase due to several factors, including, but not limited to: changes in our operating structure or the amount of income earned in various jurisdictions; changes in tax laws, regulations, or their interpretation; changes to our assessment of our ability to realize our deferred tax assets; the outcome of tax audits; and significant changes to our ownership that may inhibit our utilization of net operating losses.

We have significant net operating loss carry-forwards in Gibraltar. If we are unable to earn sufficient income to utilize such carry-forwards before they expire, they will no longer be available to offset future income. Jurisdictions where we have loss carry-forwards may also limit or eliminate our ability to utilize them due to events such as a change in control. This may limit the amount of net operating loss carry-forwards that can be utilized to offset future taxable income, resulting in an adverse impact to our liquidity, and cash flow.

Our global business and structure subject us to complex tax regimes in multiple jurisdictions. We may be subject to audits, investigations, or tax proceedings, including liability for value-added tax, goods and services tax, sales and use tax, digital services taxes, or similar taxes that we did not collect or pay. Any such outcomes could adversely affect our business and operating results..

We are subject to income and non-income taxes in Gibraltar, Hong Kong and the United States, and the determination of our tax liability involves significant judgment on complex issues. Our intercompany relationships are subject to transfer pricing rules, and if tax authorities successfully challenge our positions, we may be liable for additional tax and penalties. In addition, certain jurisdictions require "pay-to-play," meaning we must pay assessed taxes before contesting them, which could materially impact our liquidity. Finally, ongoing changes to our business structure, while intended to manage risk, may lead to unanticipated material tax liabilities that could adversely affect our business.

We are currently not collecting sales, use, goods and services, value-added, and similar taxes in all jurisdictions where we have customers, based on our understanding that such taxes are not applicable. However, the application of tax rules to digital assets and related online services is uncertain, and several countries have adopted or may adopt digital services taxes. Jurisdictions where we do not collect such taxes may assert that they are applicable, which could result in tax assessments, penalties, and interest. Such requirements could adversely impact our results of operations and potentially result in higher charges to customers.

Failure to comply with Cayman “economic substance” requirements applicable to our group’s Cayman entities may result in fines or ultimately “striking off” of the relevant entity which will impact our group businesses in Cayman entities.

Under the Cayman Islands’ International Tax Co-operation (Economic Substance) Act (as revised) (the “ES Law”), Cayman Islands “relevant entities” that are engaged in “relevant activities” including, for example, a financing and leasing business or an intellectual property business, and receive “relevant income” (i.e., gross income generated from the “relevant activities”) are required to satisfy the economic substance test pursuant to the ES Law and related compliance requirements including performance of substantive functions in the Cayman Islands. Certain of Bullish’s group entities that are incorporated in the Cayman Islands may be subject to significant compliance obligations to ensure that they satisfy the requirements of the ES Law. There is lack of detailed guidance on interpretation and application of such rules to certain activities expected to be undertaken by Bullish group entities that are incorporated in the Cayman Islands. If such Cayman Islands group entities are subject to ES Law and are unable to comply with the ES Law, they may be subject to significant fines and penalties and, if the authorities determines that the relevant entities have failed to satisfy the ES Test under ES Law for a period of time, the Registrar of Companies of the Cayman Islands may apply to the Grand Court of the Cayman Islands for an order to struck off such relevant entities. Other taxing authorities may take the position that the activities of such Cayman Islands subsidiaries may be properly taxable in such taxing authorities’ jurisdictions, which could significantly increase the overall taxes to which Bullish is subject and Bullish tax compliance obligations.

Risk Related to Doing Business in Hong Kong

Although we do not have business operations or subsidiaries incorporated in mainland China, changes in the laws, regulations, or policies of the People’s Republic of China (“PRC”) or their application to us could materially adversely affect our business, financial condition, results of operations, or the value of our securities. The PRC government exercises significant oversight and discretion over business activities, and increased regulatory scrutiny, including the implementation of the Hong Kong National Security Law or other policy developments affecting Hong Kong, may create uncertainty and negatively impact our existing or future operations in the region.

Our group includes companies operating in Hong Kong that perform integral services across our businesses.

Furthermore, while PRC national laws on matters like data security and their ban on digital asset trading do not currently apply in Hong Kong, the PRC government can change policies with little notice. If certain PRC laws and regulations were to become applicable in Hong Kong in the future, the legal and operational risks associated with operating in the PRC would become applicable to our Hong Kong entities, which could have a material adverse impact on our business, financial condition, and results of operations.

We do not operate in mainland China and believe that PRC laws and regulations, including recent developments on cybersecurity and overseas listings (such as the CSRC Draft Rules), do not currently apply to us. However, there is no guarantee that the PRC government will not seek to affect our operations in the future due to our Hong Kong subsidiary. The PRC legal system is evolving rapidly, and if we were to become subject to its direct oversight, we may require a material change in our operations and could incur significant compliance costs. Any action by the PRC government to exert more control over offerings conducted overseas by issuers with Hong Kong subsidiaries could significantly limit our ability to offer securities to investors and cause their value to decline or become worthless.

Following the passage of a new National Security Law for Hong Kong, there is significant uncertainty regarding the legal landscape. The PRC government has recently increased supervision of overseas-listed companies in mainland China, particularly concerning data security. Although these PRC laws are not currently expected to apply to companies in Hong Kong, there can be no assurance that the Hong Kong government will not enact similar laws and regulations. If this were to occur, it could lead to a material adverse change in our operations and hinder our ability to offer securities or remain listed in the U.S., which could cause the value of our shares to significantly decline.

The continued U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of our Ordinary Shares and may eventually require us to delist our securities from the U.S. markets.

Over the past decade, the U.S. securities regulators (SEC and PCAOB) and their Chinese counterparts (the CSRC and the MoF) have been at an impasse over the PCAOB’s ability to inspect or investigate the audit work of accounting firms that audit the financial statements of China-based companies. Under U.S. securities laws, publicly listed companies are required to have their financial statements audited by independent public accounting firms registered with the PCAOB. Under the Sarbanes-Oxley Act, the PCAOB is required to inspect the PCAOB-registered accounting firms to assess compliance with auditing standards and bring enforcement actions for non-compliance with such standards. If requested by the PCAOB or the SEC, PCAOB-registered accounting firms are required to provide the audit work papers and other related information for inspection. The PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities. Currently, our U.S. independent registered accounting firm is inspected by the PCAOB, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in PRC and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB. The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over the counter trading market in the United States.

On December 2, 2021, the SEC adopted finalized rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. The SEC will impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. If we are identified as a Commission-Identified Issuer and has a “non-inspection” year, there is no assurance that we will be able to take remedial measures in a timely manner.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, being headquartered in the U.S., did not appear as part of the report under the lists in its Appendix A or Appendix B.

On August 26, 2022, the China Securities Regulatory Commission, or CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted if the HFCAA were to apply to us.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the MoF which contains provisions that, if abided by, would give the PCAOB access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors, including positions taken by authorities of the PRC and the PCAOB. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong.

Although our U.S. independent registered accounting firm is inspected by the PCAOB, and we have no operations in Mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between Mainland China and Hong Kong, or if any component of our auditor’s work papers become located in Mainland China in the future. Delisting of our Ordinary Shares likely would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Risks Related to Effecting Service of Legal Process, Enforcing Judgments or Bringing Actions against Us and Certain of Our Officers or Directors

You may experience difficulties and incur additional costs in effecting service of legal process, enforcing foreign judgments or bringing actions against us and certain of our officers or directors based on foreign laws.

We are a Cayman Islands company with operations and assets in various non-U.S. jurisdictions, including Hong Kong. In addition, certain of our officers and directors of Bullish Group entities are based in Hong Kong. Therefore, service of process upon Bullish or its officers or directors may be difficult or costly to obtain within the United States. In addition, you may experience difficulties and incur additional costs in enforcing foreign judgments or bringing actions against Bullish or its officers or directors in the Cayman Islands, Hong Kong or other jurisdictions.

Risks Related to Being a Public Company

As a foreign private issuer, we are permitted to rely on exemptions from certain U.S. securities law disclosure and corporate governance requirements, and we are required to file less information than U.S. public companies. As a result, investors may receive less information or fewer shareholder protections than they would from U.S. issuers, which could adversely affect investment decisions and market perception. If we lose foreign private issuer status in the future, we could become subject to additional reporting, governance, and compliance requirements, causing us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and, consequently, are not subject to all the disclosure requirements applicable to U.S. companies, including rules related to the solicitation of proxies. In addition, although recent legislation in the U.S. will require our officers and directors to begin compliance with the reporting provisions of Section 16(a) of the Exchange Act and related rules with respect to their purchases and sales of our securities, they will remain exempt from the “short-swing” profit recovery provisions of Section 16(b). Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or promptly as U.S. public companies. As a result, there may be less publicly available information concerning Bullish, which may adversely impact investors’ decision-making.

As a foreign private issuer, we may generally follow our home-country practice with respect to certain matters of corporate governance in lieu of the comparable governance provisions of the NYSE listing rules. The Cayman Islands home-country practices that we follow may afford less protection to holders of our securities than that provided under the NYSE listing rules, and as a result, our shareholders may be afforded less protection.

In the summer of 2025, SEC sought public comment regarding whether and how it should reassess the definition of foreign private issuer under the federal securities laws, which could ultimately result in future rulemaking by the SEC to modify the definition and various accommodations that foreign private issuers are provided today.  Moreover, we may in the future lose our foreign private issuer status. This would make certain U.S. regulatory provisions mandatory, and the compliance costs under U.S. securities laws would be more burdensome. For instance, we would lose our ability to rely on the exemption from the “short swing” profit recovery provisions of Section 16(b) of the Exchange Act, we would become subject to the rules related to the furnishing and content of proxy statements and we would be required to file more frequent periodic and current reports under the Exchange Act. Additionally, if we are not a foreign private issuer, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

If we fail to comply with the NYSE listing standards, our Ordinary Shares could be suspended or delisted, which could adversely affect our business and the market price of our shares.

As a public company listed on the NYSE, we are subject to continued listing standards, including requirements relating to share price, market capitalization, shareholder equity, corporate governance, and public float. We may not be able to maintain compliance with these standards at all times. If we fail to meet the NYSE’s continued listing requirements, the NYSE may require corrective action, suspend trading in our Ordinary Shares, or delist our Ordinary Shares. A suspension or delisting could reduce liquidity, limit shareholders’ ability to trade, decrease analyst coverage and investor interest, increase our cost of capital, impair our ability to raise financing, and negatively affect our reputation. Any such action could materially and adversely affect our business, financial condition, results of operations, and the market price of our shares.

If we fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations or prevent fraud which may adversely affect the market for and market price of our Ordinary Shares.

We will be required, pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), to furnish a report from management on, among other things, the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F that is filed with the SEC (subject to any change in applicable SEC rules), which will be our annual report on Form 20-F for the for the fiscal year ending December 31, 2026. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Sections 302 and 404 of the Sarbanes-Oxley Act, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Sections 302 and 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal controls environment, it could result in material misstatements in our financial statements and a failure to meet our reporting obligations, which may cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. We may also be required to restate our financial statements from prior periods if such weaknesses and deficiencies are identified. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, as well as regulatory investigations and civil or criminal sanctions. All of the preceding could adversely impact our reputation, business, results of operations, financial condition and share price.

Adverse incidents, publicity, or regulatory actions involving related parties could negatively impact our reputation, business, financial position, and share price. In addition, operating as a publicly listed company and a regulated exchange increases the visibility of our business and subjects us to heightened disclosure obligations, which may amplify the impact of operational issues, regulatory matters, or negative publicity and could affect our ability to attract and retain customers.

Significant negative news, adverse legal or regulatory findings, material litigation, reputational damage and other material adverse developments associated with related parties may also adversely impact our reputation, business and financial position and share price. For example, in 2019, block.one reached a settlement with the SEC over findings that it conducted an unregistered token distribution, and in 2025, block.one settled a class action lawsuit related to its ERC-20 token sale and EOS tokens. These settlements, and any future litigation involving currently or previously related parties, could still negatively impact our reputation, business, financial condition, and ability to raise capital.

We, as a Cayman Islands exempted company, may indemnify our directors or officers and that of members of the Bullish Group, except with regard to dishonesty, willful default or fraud. We have or will enter into indemnification agreements with our and Bullish Group members’ directors and executive officers, pursuant to which we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer. We may also maintain directors’ and officers’ liability insurance policies. We may therefore incur liability from the acts and omissions of our and Bullish Group members’ directors and officers.

Risks Related to Owning Our Ordinary Shares

The price of our Ordinary Shares may fluctuate significantly, and you could lose all or part of your investment.

The price of our Ordinary Shares may fluctuate due to a variety of factors. Particularly, our Ordinary Shares may be volatile due to (i) fluctuation in the price of digital assets carried on our balance sheet and (ii) fluctuation in revenue, which could be both positively and negatively affected by increased or decreased trading levels on our platform in response to variations in price.

In addition, our Ordinary Shares may fluctuate due to other factors, including:

●	the number of our Ordinary Shares publicly owned and available for trading;
●	overall performance of the equity markets or publicly-listed digital asset trading platform companies;
●	our actual or anticipated operating performance and the operating performance of our competitors;
●	changes in the projected operational and financial results we provide to the public or our failure to meet those projections;
●

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us, or our failure to meet the estimates or the expectations of investors;

●	any major change in the board of directors, management, or key personnel;
●	rumors and market speculation involving us or other companies in the industry;
●

announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments;

●	changes in or losses of counterparty relationships considered important to support our business operations;
●	market perception as to whether of listing is successful;
●	the impact of a securities or industry analysts issuing an adverse or unfavorable opinion regarding our business or not publishing research or publishing unfavorable research about our business; and
●	other events or factors, including those discussed elsewhere in these risk factors, or those resulting from war, incidents of terrorism, or responses to these events.

If our share price falls, we may not be able to successfully leverage our listed status to grow our business and operations, or attract additional capital investments in the future. This may adversely affect our reputation, financial condition and business and our ability to attract and retain customers.

If securities or industry analysts downgrade our Ordinary Shares or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by the research and reports that securities or industry analysts publish about Bullish. Securities and industry analysts do not currently, and may never, publish research focused on Bullish. If one or more of the analysts who cover us downgrade our Ordinary Shares or publish inaccurate or unfavorable research about us, our ordinary share price would likely decline. Further, if one or more of these analysts cease coverage of Bullish or fail to publish reports on us regularly, demand for our Ordinary Shares could decrease, which might cause our ordinary share price and trading volume to decline.

Our ability to pay dividends is subject to restrictions in our indebtedness as well as the restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Our Ordinary Shares have no guaranteed dividends and holders of our Ordinary Shares have no recourse if dividends are not declared.

We are a holding company and have no material assets other than our direct and indirect ownership of shares in our subsidiaries. Additionally, we have never declared or paid any cash dividends on our share capital, and we do not expect to pay dividends or other distributions on our Ordinary Shares in the foreseeable future. Our ability to generate income and pay dividends is dependent on the ability of our subsidiaries to declare and pay dividends or lend funds to us. Future indebtedness of our subsidiaries may prohibit the payment of dividends or the making, or repayment, of loans or advances to the Company. In addition, the ability of any of our direct or indirect subsidiaries to make certain distributions may be limited by the laws of the relevant jurisdiction in which the subsidiaries are organized or located, including financial assistance rules, corporate benefit laws, liquidity requirements, requirements that dividends must be paid out of reserves available for distribution, and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. As a consequence of these limitations and restrictions, we or our direct and indirect subsidiaries may not be able to make, or may have to reduce or eliminate, the payment of dividends. Accordingly, you may have to sell some or all of your Ordinary Shares after price appreciation in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your Ordinary Shares and you may lose the entire amount of the investment. Additionally, since we are expected to rely primarily on dividends from our direct and indirect subsidiaries to fund our financial and other obligations, restrictions on our ability to receive such funds may adversely impact our ability to fund our financial and other obligations. See section entitled “Dividend Policy

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by the Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a corporation incorporated in a jurisdiction in the United States.

Item 4. Information on the Company.

A.	History and Development of the Company

Company History

Bullish was incorporated on June 22, 2021 under the laws of the Cayman Islands (including the Companies Act (As Revised)) as an exempted company. Bullish became the parent company of the group after an internal reorganization in April 2023, prior to which the parent company of the group was Bullish Global. In November 2023, we acquired the CoinDesk businesses and in October 2024, we acquired the CCData business. As of the date of this Annual Report, Bullish is the parent company of a number of operating subsidiaries, including (i) Bullish US Operations LLC, Bullish Europe GmbH, Bullish HK Markets Limited, Bullish HK Custody Limited, Bullish HK Operations Ltd, Bullish (GI) Markets Ltd and Bullish (GI) Limited, which are the primary operators of our Bullish Exchange business, (ii) CoinDesk, Inc., which operates our CoinDesk Insights business; (iii) CoinDesk Indices, Inc. and CC Data Limited, which together operate our CoinDesk Indices and CoinDesk Data businesses, (iv) Bullish Capital Management, which houses our venture capital investments; and (v) BTH, which is engaged in trading and liquidity services. In August 2025, we completed our initial public offering of Ordinary Shares, and our Ordinary Shares commenced trading on the NYSE under the symbol “BLSH.”.

Bullish is registered with the Registrar of Companies of the Cayman Islands under number 377453. Our registered office is located at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-104, Cayman Islands and our principal executive office is located at Office 101, 103, 105 Suite 70202, Unit 7A-2B, 2nd Floor, Building A, Block 7, 60 Nexus Way, Camana Bay, George Town, Grand Cayman, Cayman Islands, KY1-9005.

Our agent for U.S. federal securities law purposes is Bullish US LLC, located at Suite 302, 4001 Kennett Pike, County of New Castle, Wilmington, Delaware 19807.

Principal Capital Expenditures

For details of our principal capital expenditures for the previous three years ended December 31, 2025 and for those currently in progress, see “Item 5 —  Operating and Financial Review and Prospects.”

Where You Can Find Other Information

Our websites are www.bullish.com and www.coindesk.com. The information contained on our websites is not incorporated by reference in this Annual Report and you should not consider information contained on our websites to be a part of this Annual Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

Our Business

Bullish is an institutionally focused global digital asset platform that provides market infrastructure and information services. Our objective is to provide mission critical products and services that are designed to help institutions grow their businesses, empower individual investors, and drive the adoption of blockchain technology, digital assets, and tokenized real-world assets (RWAs), including stablecoins.

Our business is built upon two core pillars: Market Infrastructure, which facilitates institutional trading of digital assets, including spot and derivative pairs, and Information Services, which delivers high-value information services through trusted digital asset indices, comprehensive data, expert media insights, and industry-leading events.

Operating under the brands “Bullish” and “CoinDesk”, we provide several distinct but complementary services that span the digital assets industry:

Market Infrastructure (branded as Bullish):

●

Bullish Exchange: Bullish Exchange operates a regulated and institutionally focused digital assets spot and derivatives exchange, integrating a high-performance global central limit order book matching engine with automated market making to provide deep and predictable liquidity. We also offer our customers portfolio margin capabilities and additional services for liquidity and risk management. The Exchange generates revenue by facilitating trading activity, capturing value through a combination of volumes, spreads, and transaction fees. We believe we differentiate ourselves through our one global order book, reliable liquidity, diverse product selection, institutional grade infrastructure, capital efficiency enabled by our unified and cross-collateralized margin account structure, access to multiple forms of on-platform credit, competitive fee structures, suite of regulatory licenses, unconflicted business model, and robust third-party software integrations. Our go-to-market strategy for the Bullish Exchange focuses on acquiring customers through a combination of carefully targeted sales efforts, product diversification, cross-selling, trading- and volume-based incentives, trading competitions, and strategic participation in industry conferences. We continue to expand our product selection, including through the launch of our crypto options and U.S. spot trading businesses in the third and fourth quarters of 2025, respectively. Security and compliance are paramount to our operations. Our operations span multiple countries, and we are regulated in the United States, the European Union through Germany, Hong Kong, and Gibraltar. We employ advanced custody solutions to safeguard digital assets and stringent compliance protocols to meet regulatory requirements. The Bullish Exchange aims to enable sophisticated institutions, such as fund managers, market makers, proprietary traders, and retail brokerages and platforms, to comprehensively manage their digital asset exposures.

●	Liquidity Services: Our liquidity services solution represented one of our fastest-growing product offerings in 2025, characterized by significant growth in both service-based revenue and broader ecosystem income. The core of this offering is the subscription-based provision of liquidity to our partners’ digital assets through our proprietary AMMI technology. Beyond these services, we actively generate income through ecosystem support and investment solutions, including liquidity provision for partner assets across decentralized finance protocols and decentralized networks. This dual approach allows us to serve a diverse customer base, including blockchain foundations, stablecoin and RWA issuers, and protocol developers. We provide these customers with a comprehensive value proposition consisting of:
○ Listing and Integration: Exchange listing services, technical integration and marketing coupled with broad distribution across our global customer base.
○ Liquidity Provision: Reliable market depth and tight bid-ask spreads for partner assets, supported by our active participation in on-chain networks.
○ Visibility and Growth: Access to millions of potential users through CoinDesk’s ecosystem, including research, Consensus event marketing, and high-profile speaker roles.
●	We believe our competitive advantage is derived from our integrated business model. By combining our AMMI technology, global regulatory licenses, and market access with the broad reach of CoinDesk’s services, we provide a unique suite of growth solutions. Our ability to grow is further bolstered by our ability to deploy assets strategically in the broader ecosystem, creating a flywheel of growth as we identify new applications for our technology and benefit from the accelerating trend of global tokenization.

Information Services (branded as CoinDesk): Information Services encompasses our indices, data, and insights businesses.

●

Indices: CoinDesk Indices provides a collection of regulated, trusted, transparent, and tradable proprietary multi-token indices and single-asset benchmarks that track the performance of digital assets to leading traditional finance institutions, including exchanges and asset managers. We generate revenue through a two-part model that captures value from both asset scale and distribution. Specifically, we earn recurring fees based on the Assets Under Management (AUM) of products tracking our indices, calculated as a percentage of the total asset base, supplemented by fixed revenue derived from the licensing of our proprietary indices-related revenue. Notable products include the CoinDesk 20 Index, which measures the performance of 20 selected digital assets representative of the overall market (with eligibility driven through a multi-step process and weighted predominantly on market capitalization for liquid, non-stablecoin digital assets), the CoinDesk Bitcoin Price Index (XBX), a U.S. dollar-denominated reference rate for Bitcoin’s spot price with a long track record in the industry that serves as the benchmark for investment vehicles, and the Aggregated Index (CCIX), an FCA-authorized benchmark acquired through the CCData acquisition. We believe that CoinDesk Indices differentiates itself through our industry best practices for providing reliable digital asset pricing data and trusted index solutions, significant market presence amplified by CoinDesk Insights’ voice and Bullish Exchange’s derivatives trading capabilities, U.K. FCA benchmark administrator license, and end-to-end ownership of our indices data. In the fourth quarter of 2025, we received mandates for 15 new digital asset ETFs brought to market; we recently received mandates from issuers such as ARK and ProShares and partnered with Intercontinental Exchange (ICE) to launch trading of seven CoinDesk Indices futures contracts on their platform.

●

Data: CoinDesk Data offers a comprehensive suite of digital assets market data and analytics, providing real-time insights into prices, trends, and market dynamics. We monetize this offering through a recurring subscription model, where revenue is driven by the active subscribers multiplied by the subscription price for our data services. CoinDesk delivers accurate and timely information to help traditional finance and digital assets institutions, investors, analysts, active traders, data aggregators, and regulators navigate the digital assets landscape. CoinDesk Data offers over 10 years of data and coverage of more than 270 thousand trading pairs. Our L1 and L2 order book data is captured at full depth for all major exchanges, and our on-chain data covers BTC, ETH, and others. CoinDesk Data also strengthens CoinDesk Indices with advanced index solutions and fosters the development of innovative, synergistic products, broadening market reach and improving technological infrastructure. CoinDesk Data can leverage the CoinDesk Insights platform and events business for extensive global reach to educate the market on our research and indices.

●

Insights: CoinDesk Insights encompasses both our Media platform and Events portfolio, delivering a comprehensive suite of market news, expert analysis, and industry-leading gatherings that provide end-to-end coverage of the crypto universe. Within this pillar, our Media platform, comprising Coindesk.com, newsletters, research reports, podcasts, and video, delivers content to millions of institutional investors, retail traders, and crypto novices. Media revenue is primarily derived from the volume of advertisements placed across our platforms, calculated as the number of ads multiplied by the cost per ad, alongside revenue from our research subscriptions. Complementing our digital presence is our Events portfolio, anchored by the Consensus conference series, which provides high-impact, in-person engagement for the global digital asset ecosystem. Revenue for our Events is generated through direct attendee participation, calculated as the number of conference attendees multiplied by the ticket price, complemented by sponsorship and other related revenue streams, such as booths. As a global brand, Consensus brings together a diverse array of participants, including policymakers, technologists, developers, investors, entrepreneurs, and industry leaders, to serve as a key growth-boosting catalyst for our sponsors and guests. Following our second annual Consensus Hong Kong event in February 2026, we expect to host our flagship North America conference in Miami in May 2026. Ultimately, CoinDesk Insights’ trust, brand recognition, and wide distribution serve as key differentiators against competitors, while our officially launched CoinDesk Research suite in Q3 2025 further strengthens our data-driven analysis capabilities.

We have organized our global business into interconnected divisions, supported by common unified infrastructure, services and personnel. We believe this structure creates a synergistic flywheel effect that promotes cross-utilization of our products and services, such as tradable products powered by CoinDesk Indices being listed by the Bullish Exchange, supported by a unified and efficient cost base across the enterprise. CoinDesk Data provides the comprehensive market insights and analytics that underpin the indices, while CoinDesk Indices, in turn, leverages this data to develop index solutions, thereby reinforcing each other’s business. Consolidated group-wide functions include finance, human resources, cybersecurity, legal, engineering, and internal technology systems. We are driving broader cross-utilization through further integration and collaboration in our sales strategies, as well as enhancements to our customer relationship technology. Our integrated operating model allows us to leverage our unified internal expertise and corporate resources across all businesses in a cost-effective manner.

We compete on the basis of the following characteristics:

Comprehensive Product Suite for Digital Assets Trading — The Bullish Exchange offers deep liquidity, diverse spot and derivatives markets, and capital efficiency through a unified, cross-collateralized margin account and a single global order book. Enabling customers to manage their digital asset exposures comprehensively. Our advanced technology, robust infrastructure, and integration with third-party services deliver the performance, security, and seamless trading experience that institutions, retail aggregators, and professional investors demand.

Diverse Business Lines With Meaningful Synergy — Our service offerings across the Bullish Exchange, CoinDesk Indices, CoinDesk Data, and CoinDesk Insights are strategically aligned and complementary, providing a diversified business model across multiple revenue streams. This breadth fosters a sticky customer base, adds stability and consistency to our financial performance, and positions us well to expand our ecosystem further.

A Trusted Platform Built on Strong Regulatory and Customer Relationships — All of our businesses are built on a foundation of trust and transparency earned through our commitment to operating in a compliant manner with required regulatory authorizations, respecting the editorial independence of our award-winning news platform, and providing publicly-available financial disclosures. We intentionally pursued and attained licenses from the New York Department of Financial Services (NYDFS), German Federal Financial Supervisory Authority (BaFin), and Hong Kong’s Securities and Futures Commission (SFC). We believe our customer relationships are strong because we have structured our business in an unconflicted manner; our institutional exchange does not compete with our retail aggregator customers, our liquidity services solution powers several different stablecoins, and our information services business succeeds by shining the spotlight on the achievements of all participants in the digital assets space. We believe that our business model does not place us in competition with our customers and aligns our interests with theirs.

Leading Technology Capabilities — Since launch, we have built a technology-forward business on modern architecture and a continuous improvement ethos. Our platform features a single global central limit order book, automated market making, scalable infrastructure, and robust security which delivers deep liquidity and seamless execution for our customers. We also leverage AI across our product development lifecycle to iterate and ship faster. We believe staying at the forefront of technological innovation is a core strength and critical to our long-term success.

Unique Global Distribution Rooted in Institutional Execution — Bullish serves an extensive global base of institutional customers. This breadth of customer reach allows us to stay at the forefront of developments and opportunities in the digital assets industry while also providing an embedded source of future growth.

Strong Financial Profile and Capitalization — We maintain what we believe to be a well-capitalized and highly liquid treasury that can be deployed in support of our businesses in a variety of manners including liquidity and credit provision by the Bullish Exchange, supporting the growth and liquidity of select digital assets, sponsoring investment products powered by CoinDesk Indices, venture capital investments, and strategic mergers and acquisitions.

Experienced Management Team Fostering Innovative and Driven Culture — Our culture is characterized by our dedication to fulfilling Bullish’s mission through a collaborative and results-driven work environment. Our management team brings considerable operating expertise from leading the most impactful and influential businesses in the ‘traditional finance’ and digital assets spaces. Notably, our CEO, Tom Farley, served as President at Intercontinental Exchange (ICE), Chief Operating Officer at NYSE Group, and more. The management team possesses a fundamental understanding of what it takes for an exchange business to succeed in a rapidly evolving landscape, alongside considerable expertise in information services businesses including Indices, Data and Insights businesses. These experiences are coupled with expertise in successfully acquiring and integrating businesses into an existing ecosystem.

Strategic Focus — We focus on areas where we have a sustainable competitive advantage; which enables lean operations, a well-integrated workforce, and the agility to develop and ship products that meet customer needs in an industry that is very dynamic.

Growth Strategy

Bullish’s growth strategy is focused on leveraging the core strengths of our Market Infrastructure and Information Services capabilities to create a suite of solutions that serve our customers’ key trading and data needs. Since inception we have maintained focus to thoughtfully grow our business by introducing new products, entering new geographies with top-tier licenses, and through seeking and considering strategic merger and acquisition opportunities.

Critical aspects of our growth strategy include:

Expanding Our Regulatory License Footprint and Group Services Globally: Bullish substantially expanded our global footprint in 2025. In the fourth quarter, Bullish Exchange launched in the United States and completed the uplift of our Markets in Crypto-Assets Regulation (MiCAR) license in the third quarter. CoinDesk Insights expanded our global reach through increasing local language distribution of our media services, and by holding our Consensus conferences in Hong Kong and Toronto, the first time Consensus was held outside the United States. In 2026, we intend to further accelerate our global growth with a full year of sales and onboarding in the United States and European Union and efforts to attain derivatives licenses in certain jurisdictions to aid the growth of our derivatives trading products. We believe our strong regulatory foundation and global order book helps to facilitate nimble entry and growth in various jurisdictions. In the United States, we have obtained a New York BitLicense from the New York Department of Financial Services and Money Transmitter Licenses (MTLs) or No Action letters in a majority of other states. We hold crypto custody, proprietary trading, principal brokerage and Crypto-Asset Service Provider and custody licenses under MiCAR from the German Federal Financial Supervisory Authority (BaFin), Type 1 (dealing in securities) and Type 7 (providing automated trading services) licenses and a license for operating a Virtual Asset Trading Platform from the Securities and Futures Commission in Hong Kong, and a Distributed Ledger Technology license from the Gibraltar Financial Services Commission. In December 2025, we registered with the SEC to operate as a transfer agent in the U.S. We are actively working to expand the Bullish Exchange’s global reach and market access through applications for additional regulatory authorizations. Expanding our licensing footprint will allow us to reach large new potential user bases geographically and by customer type in a regulated and compliant manner. Similarly, CoinDesk Indices is regulated by the United Kingdom Financial Conduct Authority as an authorized benchmark administrator.

Continuing New Product Development and Adoption of Existing Products: We seek to innovate in our product development to meet customer needs and improve upon existing technologies in the marketplace. In addition to increasing customer adoption of existing products, we aim to continue launching new products across our business on a regular basis and believe our ability to quickly bring new products to market and anticipate customers’ needs is key to our growth. As an example, we introduced our U.S. spot and offshore crypto options trading businesses during the fourth fiscal quarter of 2025.  In our product development, Bullish listens to our customers and sales prospects to construct the most scalable solutions. For instance, we recognized the growth potential of our liquidity services offering soon after it was first requested by a client. We assessed the opportunity and evaluated it holistically, weighing feedback from customers trading on our exchange and customers advertising on CoinDesk. We then built a subscription-based product that bundled liquidity provision, exchange listing, and broader visibility and distribution for our liquidity services customers. This cross-functional product development has helped spur one of the fastest growing services we offer, and has expanded our customer set to include many different stablecoin and digital asset issuers and blockchain networks like Solana.

Continuing Collaboration and Integration across Our Businesses: We believe an important growth driver for our business will be continued collaboration and integration across our businesses. A key component of our growth strategy is cross-selling products and services. For example, our Liquidity Services offering ties together institutional liquidity enhancement, placement on Bullish Exchange and industry amplification via our CoinDesk Insights & Consensus events offerings. We have also successfully cross-sold the CoinDesk 20 Index, which is listed by the Bullish Exchange, enabling our institutional customers to trade perpetual futures contracts of the CoinDesk 20 Index (CD20/USDC-PERP); we believe this operating model will continue to promote synergies between our businesses that increase revenues and position us well for future mergers and acquisitions.

Expansion of Customer Base: Bullish’s targeted base of customers includes institutions that operate in the digital assets space and those that are considering entry into the digital assets space. We believe that as the adoption of digital assets by traditional finance institutions expands, and our global order book, deep liquidity with tight spreads, trading tools and interfaces, data and analytics infrastructure, institutional focus, and suite of regulatory licenses, position us well. Our institutional-grade infrastructure, featuring a high-performance trading engine, familiar APIs, and seamless user interface, ensures that retail and active traders have the speed, reliability, and security necessary to thrive in dynamic market conditions. We believe Bullish is well-positioned to attract the traditional finance institutions that support these traders and capture market share, establishing ourselves as a preferred platform for traditional finance institutions to use to offer their customers active trading in the digital asset space. Bullish’s liquidity services offering has expanded the breadth of capabilities we can offer to issuers of real-world assets, including stablecoins, and digital asset issuers. Bullish experienced increased demand for our liquidity services from stablecoin issuers following the passage of the GENIUS Act in Summer 2025 and we believe there could be similar potential as the issuance of real-world assets onchain gains further regulatory clarity.

Pursuing Mergers and Acquisitions: Mergers and acquisitions have been a core driver of our business expansion and market leadership. We successfully completed the strategic acquisition of CoinDesk in November 2023 and of CCData in October 2024. We expect to continue pursuing future acquisition opportunities that complement our existing businesses. These potential acquisitions will be aimed at enhancing our product offerings, increasing the size and scale of our exchange, expanding our market reach, acquiring human capital, and accelerating our growth trajectory.

Competition

Bullish operates in a highly competitive and rapidly evolving landscape. Our competitors span various segments of the digital asset ecosystem, including traditional financial institutions, fintech companies, digital assets exchanges, media outlets, data providers and technology firms. We believe our strategy of offering a range of complementary services across different verticals distinguishes us from firms that offer more siloed solutions.

In the digital assets exchange market, we compete with several centralized and decentralized exchanges and with traditional finance exchanges that are expanding into the digital asset market. The industry is highly competitive, but we believe our institutional mindset and regulatory-first focus, tight spreads, breadth of trading products (e.g., options, perpetual and dated futures, and spot), unconflicted business model, global order book, and attractive AMMI model are all significant differentiators for our target institutional customer base. Our primary competitors in this space include global players such as Binance, Coinbase, Kraken, and other financial institutions, fintech companies and firms offering digital asset trading services or exploring entry into this market. Decentralized finance (DeFi) platforms like Hyperliquid have also emerged. We also compete with local digital assets exchanges in certain countries. Our global brand, customer base, license infrastructure, global orderbook, and deeper liquidity are differentiating characteristics for prospective customers in such geographies.

Our digital assets index business competes against digital asset-focused index providers like CF Benchmarks, Bitwise Asset Management, and MV Index Solutions and against traditional finance providers like Bloomberg, S&P Global, MSCI, and FTSE Russell.

In our data business, we compete mainly with institutionally focused digital assets data businesses today, such as Kaiko, Amberdata, and The Tie. We anticipate that traditional finance data businesses such as Bloomberg will expand their presence in this space.

In our insights business, we compete with traditional and new media outlets, online publications, print publications, blogs, social media platforms, industry associations and event organizers that offer news, analysis, information, conferences and networking opportunities related to digital assets, blockchain technology and the broader financial technology industry. Our primary competitors in these areas include CoinTelegraph, The Block, Token2049, and other industry-specific digital media platforms and conferences.

Customers and Other Market Participants

Our diverse offerings cater to a wide range of customers spanning institutional, retail, and various ancillary segments.

Institutional Investors

The institutional market represents a significant portion of our customer base, driven by the increasing acceptance and integration of digital assets into traditional financial portfolios. Our institutional customers include digital asset-focused investment firms, asset managers, including foundations, family offices, and corporates diversifying their treasury holdings.

Within the institutional segment for the Bullish Exchange, our customers can be further categorized based on their specific requirements and engagement with our services, such as fund managers, market makers, proprietary traders, prime brokerages, and retail aggregators.

Self-Directed Retail Investors

Retail trading has historically been secondary to our institutional focus given the heightened regulatory requirements and restrictions related to offering certain products to retail investors. Bullish is in the process of expanding our global regulatory license footprint (see section entitled “—Government Regulation — Financial Services Regulation ” below).

CoinDesk Insights’ audience comprises individuals seeking information, news, analysis, real-time intelligence, and conferences related to the digital assets industry, whether for the purposes of their personal or professional interests and involvement in digital assets.

Market Makers

Market makers provide liquidity to our markets, facilitating efficient and smooth trading operations. Their participation enhances market depth and stability, which is essential for attracting and retaining institutional and retail investors.

Stablecoin Partners

Stablecoin partners collaborate with us to ensure liquidity and stability in the digital asset market. These partners provide a reliable medium of exchange that is pegged to traditional fiat currencies, reducing the impact of price volatility inherent in many digital assets. By integrating stablecoins into our platform, we offer our users a stable and secure way to transact and store value, thereby enhancing the overall user experience. In recent months, we have entered into various liquidity services agreements with stablecoin issuers; we believe that stablecoin issuers pursue these subscription agreements because they appreciate our ability to provision liquidity to their stablecoins through use of our AMM Instruction technology and other distribution-related services.

Real-World Asset (RWA) Issuers

Real-World Asset (RWA) issuers partner with us to bridge the gap between traditional financial markets and onchain financial markets. RWA issuers tokenize tangible and intangible assets such as government securities, private credit, or commodities and collaborate with Bullish to enhance the liquidity, visibility, and secondary market accessibility of their tokenized offerings. Similar to our digital asset and stablecoin partners, RWA issuers can enter into liquidity services agreements leveraging our AMM Instruction technology and distribution-related services to help ensure deep, efficient markets for their assets. By integrating tokenized RWAs onto our platform, we provide our users with a broader range of diversified, asset-backed investment opportunities while fostering the convergence of traditional finance and blockchain technology.

Digital Asset Issuers

Digital asset issuers partner with us in a similar manner to our RWA (including stablecoin) partners. Digital asset partners can pay a subscription fee to Bullish in exchange for a liquidity services agreement by which Bullish would provision liquidity to their token through the use of our AMM Instruction technology and other distribution-related services.

Digital Asset and Traditional Finance Vendors

Digital asset and traditional finance partners and exhibitors collaborate with us at Consensus and other events to showcase their products and services to a global audience. By partnering with these vendors, we enhance the diversity and quality of offerings available to our customers, thereby elevating the overall experience.

Geography

See "Note 4 — Digital Asset Sales" in the notes to the consolidated financial statements included in this Annual Report on Form 20-F for a breakdown of our revenue by geography.

Seasonality

The timing and number of our Consensus conferences impacts our results. In 2025, we held Consensus Hong Kong in February and Consensus Toronto in May. In 2026, we held Consensus Hong Kong in February and plan to hold Consensus Miami in May 2026.

Intellectual Property

The protection of our technology and intellectual property is an important aspect of our business. We consider intellectual property in the following to be especially valuable to our business: (1) our proprietary software, including the technologies and source code underlying our market infrastructure and information services; (2) the data, methodologies and expertise involved in or arising from constructing and administering our indices; (3) our editorial content, research, analyses and insights; (4) our brands, including Bullish, CoinDesk, and Consensus, and associated domain names, social media presences and goodwill; and (5) trade secrets and know-how possessed by our employees who have developed our proprietary products and our business operations. We seek to protect this intellectual property and other of our technologies and associated intellectual property rights through measures such as patents, trademarks, trade secrets, confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property.

We generally enter into agreements with our employees and consultants that contain confidentiality provisions to control access to our proprietary information, and invention, intellectual property or work product assignment provisions to clarify ownership of these items. We use open-source software in our systems. We may also, in the future, agree to license our patents to third parties as part of various patent pools and open patent projects. We periodically review our development efforts to assess the existence and patentability of new intellectual property. As and when appropriate opportunities are identified, we aim to file additional patent applications associated with our technology and trademark applications for brands that merit such protection.

None of our intellectual property is registered in the name of the Hong Kong Subsidiaries.

Government Regulation

We are building a highly regulated global business and face an increasingly complex regulatory landscape. We view our regulatory compliance as a differentiator for our business, though we also recognize that regulatory change in the digital assets and financial services industries is ongoing, as new laws and regulations are adopted, existing ones are interpreted in new ways, and our business expands to include new services and jurisdictions. The complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of digital assets require us to exercise our judgment as to whether and to what extent certain laws, rules, and regulations apply to us, and it is possible that regulators may disagree with our conclusions. In addition, many legal and regulatory requirements applicable to us are intended primarily for the protection of customers, financial markets, and the broader economy, rather than for the protection of shareholders and creditors. Summarized below are key areas and types of laws and regulations currently relevant to Bullish’s businesses. These descriptions are not exhaustive, and these laws and regulations (and the interpretations thereof) frequently change and are increasing in number.

Financial Services Regulation

Some countries have implemented, or are implementing, new laws to regulate digital asset businesses in their jurisdictions, while others are regulating digital asset-related services within their existing financial services regulatory regimes. Irrespective of approach, the trend is for these regulatory regimes to require exchanges, custodians, and other digital assets service providers to obtain licenses or otherwise be authorized by applicable regulatory agencies and to comply with a wide range of complex requirements.

Bullish is licensed, regulated, or taking steps to become licensed or regulated in several jurisdictions. We believe that a proactive, regulatory-first approach to operating our business is a differentiator, particularly with the institutional customer base in the jurisdictions we serve.

United States: In the United States, the Bullish Exchange has registered as a Money Services Business with the Financial Crimes Enforcement Network (FinCEN) under the Treasury Department, we have obtained Money Transmitter Licenses (MTLs) or No Action letters in most states and have obtained a BitLicense in the State of New York. We are also currently pursuing any outstanding state-level MTLs. In fulfillment of our licensing requirements, we have implemented a comprehensive anti-money laundering / combating financing of terrorism (AML/CFT) compliance program, recordkeeping systems, cyber resilience and cyber security practices, business continuity and financial crime deterrence plans, and suspicious activity reporting mechanisms — in addition to ethical conduct, sound governance, and effective risk management obligations. In December 2025, Bullish registered with the SEC as a transfer agent. In addition, we may seek additional licenses and registrations in the United States in the future, which could require us to comply with substantial additional regulatory requirements. We continue to monitor the treatment of various digital assets under state and federal securities laws, including the CLARITY Act market structure legislation, the implementation of the GENIUS Act, as well as laws governing commodities and other financial products to determine what products and services we may provide to U.S. customers in the future.

European Union (EU): In Germany, the Bullish Exchange has received a proprietary trading license, a principal brokerage license and a crypto custody license from the Federal Financial Supervisory Authority (BaFin). BaFin’s regulatory regime emphasizes strict adherence to principles of transparency, trustworthiness, and robust consumer protection.

The EU adopted in 2023 the Markets in Crypto-Assets Regulation (MiCAR), a comprehensive regulatory framework for digital asset issuers and service providers operating within the EU, which began applying to digital assets businesses like the Bullish Exchange from December 31, 2024. The European Securities and Markets Authority promulgates new regulatory technical standards and guidance notes pursuant to MiCAR. In September 2025, we fully completed the uplift to MiCAR licensure when we secured a crypto asset service provider license under MiCAR from BaFin.

The EU’s Markets in Financial Instruments Directive (as amended) (MiFID II), the European Market Infrastructure Regulation (EMIR) and the associated regulatory technical standards established a comprehensive regulatory regime for investment services and activities relating to financial instruments, including certain derivatives contracts. Derivatives trading services, if conducted in the EU, are required to comply with MiFID II and EMIR, including rules governing trade transparency, investor protection, risk management and other aspects of our derivatives trading operations, and the obtaining of appropriate authorization from a competent national authority such as BaFin. Further the European Securities and Markets Authority (ESMA) is currently in the process of bringing new regulations to integrate the regulation of digital assets and traditional financial instruments, including making ESMA the authority to regulate digital asset service providers in the EU directly. Any changes or updates to MiFID II,  EMIR and EU market structure regulation and the associated regulatory technical standards could impact our business and necessitate adjustments to our compliance processes and procedures.

Gibraltar: The Bullish Exchange holds a DLT License from the GFSC. This license positions the Bullish Exchange within Gibraltar’s legal and regulatory framework for digital asset services, based on ten core principles: financial crime compliance, honesty and integrity, customer care, management of conflict of interest, financial soundness and risk management, protection of customer assets, corporate governance, cybersecurity controls, resilience and market integrity. When the Bullish Exchange was first launched in 2021, digital asset services were largely unregulated or partially regulated, with a focus on compliance with anti-money laundering laws only. Many digital asset service providers chose to be wholly unregulated. Gibraltar’s DLT licensing regime was one of the few regulatory regimes at the time that adopted a full investor protection framework similar to the approach adopted by regulators towards securities and futures. As part of the Bullish Exchange’s commitment to compliance and regulation, we chose to ensure Bullish Exchange was regulated by the GFSC at launch before it onboarded its first customer.

Hong Kong: In Hong Kong, the Bullish Exchange has received Type 1 (Dealing in Securities) and Type 7 (Automated Trading Services) licenses under the Securities and Futures Ordinance, Cap 571, as well as a Virtual Asset Trading Platform license under the Anti-Money Laundering and Counter Terrorist Financing Ordinance, Cap. 615 (AMLO) from the SFC. The SFC’s principles-based regulatory framework is aligned with the regulations applicable to securities and futures investment firms and mandates that digital assets exchanges like Bullish uphold market integrity, comply with all financial crime prevention laws and regulations, manage conflicts of interest, provide transparent product information, ensure protection of customer assets, maintain robust risk management and implement strong cybersecurity controls.

Others: In Canada, the Bullish Exchange has registered as a foreign money services business with the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC). As part of complying with this registration, we need to ensure that our AML/CFT compliance programs, financial crime deterrence and reporting mechanisms meet the requirements under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and associated regulations.

Benchmark Regulations: The United Kingdom and the European Union have benchmark regulations that require index providers to be subject to specific obligations regarding conflicts of interest, governance and oversight, accountability and controls, and methodology transparency, among other matters. CoinDesk Indices offers index solutions that comply with the UK’s benchmark regulation through our subsidiary CC Data Limited which is a benchmark administrator regulated by the Financial Conduct Authority in the UK.

Obtaining regulatory licenses and authorizations is an ongoing effort that is necessary for maintaining and growing our business. Even if regulatory regimes are new, changing, and sometimes uncertain, our financial prospects and continued growth depend in part on our ability to continue to operate in a manner compliant with these regimes and subject to the oversight of regulatory authorities in various jurisdictions. We are required to invest in our finance, legal, compliance, risk management, security, and other control functions in order to maintain this capability.

In some jurisdictions, including those mentioned above, the products and services provided by Bullish are subject to additional regulatory requirements and limitations, including limitations on the types of customers who may use the products and services. For example, where we determine it appropriate based on our regulatory status and our assessment of the applicable laws and regulations of the jurisdiction, we take steps to prohibit access to Bullish products and services or to limit access to only those customers we determine to be eligible. Some jurisdictions have prohibited the use and/or provision of certain products and services related to digital assets or have limited such products and services only to certain licensed service providers. As a result of such restrictions, the Bullish Exchange does not accept customers from many jurisdictions, including mainland China. In the future, we may seek to obtain relevant licenses or permissions in relevant jurisdictions to begin providing products and services in those jurisdictions.

As digital assets have grown in both popularity and market size, various governmental organizations, regulatory authorities, consumer agencies and public advocacy groups have been examining the operations of digital asset networks, users and platforms, with a focus on how to regulate digital assets exchanges and service providers to ensure the safety and soundness of platforms and other service providers that hold or deal with digital assets. Many of these entities have called for heightened regulatory oversight and have issued consumer advisories describing the risks posed by digital assets to users and investors. Several jurisdictions have banned so-called initial coin offerings and have opined that token offerings may constitute securities offerings subject to local securities regulations. With increased oversight of digital asset-related services in areas such as trading, custody, payment, and broking services, we expect a significant, ongoing impact on where and how we will conduct our business.

Financial Crime Compliance

Due to the breadth of our business, we are subject to laws, regulations and directives in many jurisdictions designed to prevent money laundering and terrorism financing and to protect customers from such crimes. These laws and regulations require us to implement systems and controls, including know-your-customer (KYC) checks and monitoring of our customers’ activities. We have implemented policies and procedures designed to ensure compliance with applicable laws and regulations and we use services and technologies provided by third-parties to conduct our KYC checks, transaction monitoring and screening procedures.

In addition, we are required to comply with various international sanctions regimes, including those promulgated by the U.S. Office of Foreign Assets Control, European Council, UK Government, United Nations, the Cayman Islands and Gibraltar, and we employ controls such as sanctions screening, IP address geo-blocking and KYC checks. We have designed processes to conduct an ongoing evaluation of our compliance with applicable regulations and, where relevant, to recommend improvements to our internal controls and compliance procedures.

Anti-Bribery and Corruption (ABC)

Our policy is to conduct business in an honest and ethical manner, and we are committed to acting professionally, fairly and with integrity in all our business dealings and relationships wherever we operate. ABC laws generally prohibit the payment of bribes to gain an unfair advantage. We have implemented policies and controls to detect and prevent non-compliance with ABC laws and to impose corresponding disciplinary procedures on employees and those acting on our behalf (as the case may be) who do not comply with our internal policies and procedures.

Data Privacy

We are subject to a number of laws and regulations regarding the collection, processing, transfer, storage, retention and deletion of personal data. In order to operate the business, we must process the personal data of customers and employees, including transferring personal data across borders. To support our global operations, we have developed a data privacy and protection framework along with internal controls designed to support the legality of our data processes. Our program includes audits intended to evaluate our controls, as well as regular training for our employees. We also seek to provide transparency to our customers through our published privacy notices. We continue to monitor the regulatory landscape and conduct risk assessments to align our processing activities with industry standards for privacy.

Marketing & Advertising Regulations

We engage in marketing initiatives and activities to promote brand awareness and services. Such initiatives and activities are subject to laws and regulations in multiple jurisdictions including anti-spamming laws, data privacy laws, consumer protection laws, financial services regulations, cross-selling restrictions as well as legislation governing advertising and marketing materials and channels. As customer appetite for digital assets and related services matures globally, it is anticipated that new legislation or regulations will be enacted for the protection of investors and users of digital assets.

Consumer Protection

Bullish is subject to laws and regulations concerning the offering of products or services generally to consumers. These laws and regulations are aimed at protecting consumers from unfair, deceptive, abusive acts or practices. As digital assets services are novel and innovative, there is uncertainty regarding the application of these laws and regulations, including laws prohibiting unfair, deceptive, abusive acts or practices. While Bullish is committed to fair and transparent business practices, it may become the subject of regulatory scrutiny or legal action with respect to these laws and regulations.

C.	Group Organizational Structure

The following diagram illustrates our simplified corporate structure for Bullish and its significant subsidiaries (as defined in Rule 1-02 of Regulation S-X of the U.S. Securities Act of 1933, as amended) as of December 31, 2025:

*Bullish US Operations LLC, Bullish Europe GmbH, Bullish HK Markets Limited, Bullish HK Custody Limited, Bullish (GI) Markets Limited, BMH and its subsidiaries are not significant subsidiaries but have been included in this diagram for information purposes.

D.	Property, Plants and Equipment

Bullish has a unified and cost-efficient approach to its operations. Our global digital asset platform leverages shared personnel, resources and office spaces to optimize costs and enhance collaboration across all our businesses.

The following table summarizes our principal leased properties, which are all office spaces, as of December 31, 2025:

Location	Square Footage	Expiration Date
Singapore, Singapore	4,922	April 2027
Hong Kong, Hong Kong	22,500	July 2027
London, England, United Kingdom	6,182	February 2028
New York, New York, United States	9,943	May 2028
New York, New York, United States	18,563	February 2031
Gibraltar, Gibraltar	2,723	October 2033

The Company also owns office space under development in Grand Cayman that, when completed, will total 4,440 square feet. We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.

Item 4A.	Unresolved Staff Comments.

Not applicable.

Item 5.	Management’s Discussion and Analysis of Financial Condition and Results of Operation

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this Annual Report.

This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including but not limited to those set forth under the section titled “Risk Factors” or in other parts of this Annual Report. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we,” “us,” “our,” and “Bullish” are intended to mean the business and operations of Bullish and its consolidated subsidiaries.

We have made rounding adjustments to reach some of the figures included in this Annual Report. As a result, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

Overview

Bullish is an institutionally focused global digital asset platform focused on providing market infrastructure and information services that reports as a single operating and reportable segment. Our products and services are designed to help institutions grow their businesses, empower individual customers, and drive the adoption of stablecoins, digital assets, and blockchain technology.

Bullish, operating under the “Bullish” and “CoinDesk” brands, offers several distinct but complementary services in the digital assets industry. See “Item 4. Information on the Company” in this Annual Report on From 20-F for an overview of our Market Infrastructure and Information Services businesses.

Key Factors Affecting Our Performance

The growth and success of our business as well as our financial condition and operating results have been, and will continue to be affected by factors such as the adoption of digital assets, price and volatility of digital assets, broadening of institutional investor needs, strategic acquisitions and investments, customer concentration, and regulatory developments and requirements across multiple jurisdictions. See the “Risk Factors” and “Business Overview” sections in this Annual Report on Form 20-F for detailed descriptions on these factors and their impact on our business and our performance.

Results of Operations

The following table summarizes the historical consolidated statements of operations data for the years ended December 31, 2025, December 31, 2024, and December 31, 2023, respectively.

	Year Ended December 31,
	2025	2024	2023
	(in thousands)
Digital assets sales	$244,811,387	$250,201,282	$116,492,159
Cost of digital assets derecognized	(244,733,087)	(250,104,770)	(116,419,218)
Other revenues	158,941	61,967	15,341
Change in fair value of digital assets held, net	(674,968)	207,043	1,351,832
Net spread related income and change in fair value of perpetual futures on the Exchange	(7,179)	(17,139)	(654)
Change in fair value of investment in financial assets	(36,034)	29,453	3,671
Administrative expenses	(182,188)	(153,119)	(104,211)
Other expenses	(60,425)	(46,079)	(34,465)
Finance expense	(52,369)	(38,529)	(2,983)
Change in fair value of derivatives	9,609	(12,190)	—
Change in fair value of financial liability at FVTPL	(20,100)	(43,350)	—
Income/(loss) before income tax	$(786,413)	$84,569	$1,301,472
Income tax expense	944	(5,005)	(1,457)
Net income/(loss)	$(785,469)	$79,564	$1,300,015

Attributable to:
Owners of the Group	(764,681)	78,527	1,299,167
Non-controlling interests	(20,788)	1,037	848
Net income/(loss)	$(785,469)	$79,564	$1,300,015

Other comprehensive income/(loss)
Items that will not be subsequently reclassified to profit or loss:
Revaluation of digital assets held as investments	409,644	1,020,339	—
Fair value loss on financial liabilities designated at FVTPL attributable to changes in credit risk	(3,050)	(16,350)	—
	$406,594	$1,003,989	$—
Item that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations	1,676	(712)	—

Total comprehensive income/(loss)	$(377,199)	$1,082,841	$1,300,015

Attributable to:
Owners of the Group	(357,056)	1,072,710	1,299,167
Non-controlling interests	(20,143)	10,131	848
Total comprehensive income/(loss)	$(377,199)	$1,082,841	$1,300,015

Weighted average number of ordinary shares for the purposes of basic and diluted earnings/(loss) per share
Basic	127,723	112,664	112,500
Diluted	127,723	115,400	122,184
Earnings/(Loss) per share
Basic	$(5.99)	$0.70	$11.55
Diluted	$(5.99)	$0.68	$10.63

Components of Result of Operations

Digital assets sales

Digital assets sales comprise the gross sales proceeds of all digital assets sold by us (or our subsidiaries) as principal for accounting purposes, primarily in connection with customer spot trades on the Bullish Exchange, and the proceeds include both our carrying value of the digital assets sold and any spread and transaction fees we charged that we realize on the transaction. The sales of digital assets on the Bullish Exchange (referred to “on Exchange”) are related to our assets provided through AMMI to foster liquidity. Sales on other trading venues or exchanges or directly with other counterparties including market makers or liquidity providers are referred to “on other venues”).

Cost of digital assets derecognized

Cost of digital assets derecognized represents the fair value of the digital assets at the time of disposal.

Other revenues

Other revenues primarily include:

●	Subscription and services revenue comprised of:
o

Liquidity service fees and promotional income, representing revenue earned through collaborative arrangements with digital asset issuers and promoters in connection with marketing campaigns, incentives and other initiatives designed to support adoption and usage of digital assets on the Exchange.

o	Subscription-based and data services revenue, including CoinDesk-related revenue streams such as sponsorship, event admission, advertising, indices and data services, and other related fees.
o

Interest income and lending-related returns, including interest earned on credit line facilities and margin lending arrangements with third parties, interest earned on customer custodial funds and cash equivalents, and gains recognized on certain digital asset investments upon vesting of interests obtained through early-stage participation with digital asset issuers.

●	Transaction income comprised of trading fees where we provide a matching service for customers.

Change in fair value of digital assets held, net

Change in fair value of digital assets held, net relates the net aggregated realized (except otherwise reflected digital assets sales or cost of digital assets derecognized) and unrealized gain or loss across various types of assets and liabilities for which we record period to period fair value changes for purposes of profit and loss (“mark-to-market”) as required or permitted by IFRS.

Net spread related income and change in fair value of perpetual futures on the Exchange

Reflects net spread, funding, and change in fair value of our perpetual futures positions traded on our Exchange for the relevant period.

Change in fair value of investment in financial assets

Change in fair value of investments in financial assets includes realized and unrealized gains and losses on our investments in financial assets e.g. digital assets spot exchange-traded and private funds.

Administrative expenses

Administrative expenses include compensation and benefits (including share-based compensation expense), legal and professional fees and service fees paid to block.one, a related party.

Other expenses

Other expenses include technology and software costs, depreciation, marketing and advertising, event production expenses and custody fees.

Finance expenses

Finance expenses include costs of borrowing digital assets and fiat from customers and counterparties. Borrowed digital assets and fiat are utilized for general corporate purposes as well as in our trading and lending operations. Interest expense on debt includes coupon interest expense, as well as amortization of debt discounts and debt issuance cost.

Change in fair value of derivatives

Change in fair value of derivatives includes the realized and unrealized fair value gains and losses on over-the- counter and exchange-traded derivatives financial instruments.

Change in fair value of financial liability at FVTPL

Change in fair value of financial liabilities at FVTPL primarily includes the net realized and unrealized gains or losses on our borrowings from related parties, excluding any interest paid and changes in fair value attributable to changes in our credit risk.

Revaluation of digital assets held as investments

The revaluation of digital assets held as investments in Other Comprehensive Income (OCI) represents the revaluation gain as a result of the Group’s strategic shift effective January 1, 2024. Previously, digital assets were all classified as inventories under IAS 2 and were used primarily for market-making, with changes in fair value recognized in consolidated statement of profit or loss. Starting in 2024, the Group reclassified certain digital assets not used for market-making as indefinite-life intangible assets using the revaluation model under IAS 38.

This change aligns with the Group’s focus on long-term investment and capital appreciation. The revaluation in OCI reflects changes in the fair value of these assets, emphasizing their role as long-term investments. This reclassification ensures that financial statements accurately represent the Group’s strategic objectives and financial position, reflecting a business model transformation to manage digital assets for both market- making and investment purposes. As part of this investment strategy, these digital assets are also utilized to provide liquidity to Decentralized Finance (DeFi) protocols in return for yield. This income is recognized within the “revaluation of digital assets held as investments” in OCI, alongside the fair value changes of the underlying digital assets.

Non-controlling interests

Non-controlling interests as of December 31, 2025 reflect the equity interests in BMC1, held by Thomas W. Farley, our Chief Executive Officer, and David W. Bonanno, our Chief Financial Officer, which are subject to time vesting and performance conditions. As of December 31, 2025 and December 31, 2024, with respect to equity interests in BMC1 subject to time vesting and performance conditions, the vested portion represents approximately 3.9% and 0.8%, respectively, of the overall equity in BMC1. Assuming all time vesting and performance conditions are met, Mr. Farley and Mr. Bonanno may exchange their BMC1 Equity for an aggregate of 5,213,528 and 1,861,976 Ordinary Shares, respectively, at any time following the completion of this offering. See “Management — Thomas W. Farley Incentive Unit Grant Agreements and — David W. Bonanno Incentive Unit Grant Agreements” for more information about Mr. Farley’s and Mr. Bonanno’s BMC1 Equity. As of December 31, 2024 there were 233,036 shares of Bullish Global, which represented .2% of the overall equity in Bullish Global, that were issued pursuant to exercise of options granted to a service provider included in non-controlling interests. On July 31, 2025, each of these shares were fully exchanged for 233,036 Class A shares and therefore are no longer reflected in non-controlling interests as of December 31, 2025.

Comparison of the years ended December 31, 2025, 2024, and 2023

Digital asset sales, costs of digital assets derecognized

The following tables summarize the disaggregation of digital assets sales and cost of digital asset derecognized by venues for the years ended December 31, 2025, 2024 and 2023:

			Change
	Year ended December 31,		2025
	2025	2024	$	%
	(in thousands)		(in thousands)
Digital assets sales:
On the Exchange	$244,414,963	$250,179,460	$(5,764,497)	(2)%
On other venues	396,424	21,822	374,602	1,717%
	$244,811,387	$250,201,282	$(5,389,895)	(2)%
Cost of digital assets derecognized:
On the Exchange	$244,336,500	$250,082,963	$(5,746,463)	2%
On other venues	396,587	21,807	374,780	(1,719)%
	$244,733,087	$250,104,770	$(5,371,683)	2%

			Change
	Year ended December 31,		2024
	2024	2023	$	%
	(in thousands)		(in thousands)
Digital assets sales:
On the Exchange	$250,179,460	$115,607,215	$134,572,245	116%
On other venues	21,822	884,944	(863,122)	(98)%
	$250,201,282	$116,492,159	$133,709,123	115%
Cost of digital assets derecognized:
On the Exchange	$250,082,963	$115,536,178	$134,546,785	(116)%
On other venues	21,807	883,040	(861,233)	98%
	$250,104,770	$116,419,218	$133,685,552	(115)%

The decrease in digital asset sales and corresponding decrease in total digital assets derecognized for the year ended December 31, 2025 compared to the year ended December 31, 2024 was substantially attributable to changes in spot trading volume as well as average overall trading spread, both of which were impacted by market volatility during the year.

The increase in digital asset sales and corresponding increase in total digital asset derecognized for the year ended December 31, 2024 compared to the year ended December 31, 2023 was substantially attributable to increases in overall spot trading volume, which was impacted by the appreciation of digital assets prices and increase of our market share, partially offset by a decrease in overall average trading spread, reflecting both our competitive pricing strategies and the decreased volatility in digital asset prices.

Other revenues

				Change
	Year ended December 31,			2025		2024
	2025	2024	2023	$	%	$	%
	(in thousands)			(in thousands)		(in thousands)
Other revenues:
Transaction income	$3,424	$2,203	$445	$1,221	55%	$1,758	395%
Subscription and services revenue	155,517	59,764	14,896	95,753	160%	44,868	301%
	$158,941	$61,967	$15,341	$96,974	156%	$46,626	304%

Changes for the year ended December 31, 2025 compared to the year ended December 31, 2024

The increase in other revenues is attributable to the increase in incentive fee income related to our liquidity services offering and well as increases in other various revenue streams including promotion rewards income, finance income, and return on fund investments, gains on digital asset investments, and growth across all CoinDesk revenue streams.

Changes for the year ended December 31, 2024 compared to the year ended December 31, 2023

The increase in other revenue was primarily related to a full year of revenue contribution related to the CoinDesk acquisition, a higher number of liquidity services provided, and enhanced returns from staking activities and strategic investments in yield-generating products within the cryptocurrency sector.

Change in fair value of perpetual futures, derivatives, investment in financial assets and financial liability at FVTPL

				Change
	Year ended December 31,			2025		2024
	2025	2024	2023	$	%	$	%
	(in thousands)			(in thousands)		(in thousands)
Net spread related income and change in fair value of perpetual futures on the Exchange	$(7,179)	$(17,139)	$(654)	$9,960	58%	$(16,485)	2,521%
Change in fair value of investment in financial assets	$(36,034)	$29,453	$3,671	$(65,487)	(222)%	$25,782	702%
Change in fair value of derivatives	$9,609	$(12,190)	$—	$21,799	179%	$(12,190)	nm
Change in fair value of financial liability at FVTPL	$(20,100)	$(43,350)	$—	$23,250	54%	$(43,350)	nm

Changes for the year ended December 31, 2025 compared to the year ended December 31, 2024

The increase in net spread related income and change in fair value of perpetual futures was primarily driven by a fair value of our perpetual futures positions during the year, partially offset by a reduction in perpetual trading fee income.

The decrease in the change in fair value of investment in financial assets was primarily attributable to unfavorable mark-to-market adjustments on the underlying Bitcoin and other financial assets held within the company’s ETF portfolios. These valuation declines reflect broader market volatility impacting the fair value of the Company’s digital asset holdings.

The increase in the change in fair value of derivatives was primarily due to increased activity in the Company’s derivative perpetual positions as well as options hedging activity. This heightened activity is consistent with management’s strategic objective to systematically reduce exposure to non BTC crypto assets. The increase in the change in fair value of financial liabilities at FVTPL was primarily driven by the favorable fair value adjustment of a loan from a related party, offset by the decline of Bitcoin prices during the year and not attributable to changes in our credit risk.

Changes for the year ended December 31, 2024 compared to the year ended December 31, 2023

The decrease in the net spread related income and change in fair value of perpetual futures loss was primarily due to the change in fair value of our perpetual futures positions during the year, offset by an increase in the trading volume of perpetual transactions executed on our Exchange, which enhanced the net spread, fees earned, and funding.

The increase in the fair value gain of investment in financial assets was mainly due to an increase in the number of strategic investments in digital asset funds as a result of higher digital asset prices over the year, partially offset by the decrease in investment income from cash instruments

The increase in the change in fair value of derivatives was primarily due to an increase in the number of over-the-counter and exchange-traded derivative instruments utilized for risk management purposes.

The decrease in the change in fair value of financial liabilities at FVTPL was primarily driven by the fair value adjustment of a loan from a related party, which was influenced by the appreciation of Bitcoin prices during the year and not attributable to changes in our credit risk.

Change in fair value of digital assets held, net

				Change
	Year ended December 31,			2025		2024
	2025	2024	2023	$	%	$	%
	(in thousands)			(in thousands)		(in thousands)
Change in fair value of digital assets held, net
Change in fair value of digital asset inventories, arising from purchase of digital assets on the Exchange	$56,031	$71,685	$60,605	$(15,654)	(22)%	11,080	18%
Change in fair value of digital asset inventories and financial assets, net of change in fair value of the payable to customers	(208,577)	130,733	1,238,819	(339,310)	(260)%	(1,108,086)	(89)%
Change in fair value of loan and other receivables – digital assets	(24,994)	43,675	53,510	(68,669)	(157)%	(9,835)	(18)%
Change in fair value of digital asset loan payable	15	(14,449)	(1,102)	14,464	(100)%	(13,347)	1,211%
Impairment losses of digital asset held – intangible assets	(497,443)	(24,601)	—	(472,842)	(1,922)%	(24,601)	nm
	$(674,968)	$207,043	$1,351,832	$(882,011)	(426)%	(1,144,789)	(85)%

Changes for the year ended December 31, 2025 compared to the year ended December 31, 2024

The decrease in the change in fair value of digital assets held, net, was primarily attributable to broad digital price depreciation during the year ended December 31, 2025, whereas the year ended December 31, 2024 experienced price appreciation, which is consistent with overall market conditions during the year.

Changes for the year ended December 31, 2024 compared to the year ended December 31, 2023

The decrease in the change in fair value of digital assets held was primarily attributable to two factors:

●

The strategic reclassification, effective January 1, 2024, of certain digital asset portfolios from inventory to indefinite-life intangible assets. This reclassification underscores the Group’s focus on long-term investment and capital appreciation, distinct from market-making activities. Consequently, the change in fair value of digital assets classified as intangible assets, totaling US$1,020 million, is now recognized in other comprehensive income within equity thereby reducing the change in fair value of digital assets inventories.

●

The net increase in change in fair value of loan and other receivables — digital assets and change in fair value of digital asset loan payable, which is consistent with the net increase in loan and other receivables made and price appreciation of the underlying digital assets in 2024.

Administrative expenses

Changes in administrative expenses are primarily attributable to changes in compensation and benefits and legal and professional fees.

Changes for the year ended December 31, 2025 compared to the year ended December 31, 2024

				Change
	Year ended December 31,			2025		2024
	2025	2024	2023	$	%	$	%
	(in thousands)			(in thousands)		(in thousands)
Compensation and benefits	$133,824	$131,653	$90,627	$2,171	2%	$41,026	45%
Legal and professional fees	48,364	21,466	11,528	26,898	125%	9,938	86%
Related party service fees	—	—	2,056	—	nm	(2,056)	(100)%
	$182,188	$153,119	$104,211	$29,069	19%	$48,908	47%

Changes for the year ended December 31, 2025 compared to the year ended December 31, 2024

The increase in compensation and benefits for the year ended December 31, 2025 compared to the year ended December 31, 2024 was in line with routine business development and growth.

The increase legal and professional fees for the year ended December 31, 2025 compared to the year ended December 31, 2024 was primarily driven by:

●	Professional fees associated with the Company’s initial public offering; and

●	An expansion in contracted services and external consultancy fees, reflecting increased operational requirements to support our growth initiatives.

Changes for the year ended December 31, 2024 compared to the year ended December 31, 2023

The increase in compensation and benefits for the year ended December 31, 2024 compared to the year ended December 31, 2023 was primarily due to the acquisition of CoinDesk in November 2023, which resulted in a full year of staff-related costs being recognized in 2024

The increase in legal and professional fees was primarily driven by expenses associated with the Company’s initial public offering and acquisition-related and integration costs associated with business combinations.

See “Note 8 — Administrative Expenses” in the notes to the consolidated financial statements included in this Annual Report on Form 20-F for further details on the Company’s Administrative Expenses.

Other expenses

				Change
	Year ended December 31,			2025		2024
	2025	2024	2023	$	%	$	%
	(in thousands)			(in thousands)		(in thousands)
Information technology and software expenses	$20,408	$19,175	$19,327	$1,233	6%	$(152)	(1)%
Production expenses	8,925	2,371	—	6,554	276%	2,371	nm
Advertisement and promotion expenses	4,822	3,328	1,728	1,494	45%	1,600	93%
Depreciation of property and equipment and right-of-use assets	5,955	6,199	5,423	(244)	(4)%	776	14%
Amortization of intangible assets	2,244	2,348	—	(104)	(4)%	2,348	nm
Impairment of right-of-use asset	—	956	—	(956)	(100)%	956	nm
Custody fees	1,718	1,687	1,653	31	2%	34	2%
Other share-based payment expenses	628	—	—	628	nm	—	nm
Others	15,725	10,015	6,334	5,710	57%	3,681	58%
	$60,425	$46,079	$34,465	$14,346	31%	$11,614	34%

The increase in other expenses for the year ended December 31, 2025 compared to the year ended December 31, 2024 and for the year ended December 31, 2024 compared to the year ended December 31, 2023 reflect additional expenses incurred to effect strategic scaling across the business in each of the respective years.

See “Note 9 — Other Expenses” in the notes to the consolidated financial statements included in this Annual Report on Form 20-F for further details on the Company’s Other Expenses.

Finance expense

				Change
	Year ended December 31,			2025		2024
	2025	2024	2023	$	%	$	%
	(in thousands)			(in thousands)		(in thousands)
Loan interest expenses	$51,594	$37,466	$2,174	$14,128	38%	$35,292	1,623%
Lease interest expenses	775	1,063	809	(288)	(27)%	254	31%
	$52,369	$38,529	$2,983	$13,840	36%	$35,546	1,192%

Changes in finance expense are primarily attributable to changes in borrowing costs and financing costs associated with our leases.

Changes for the year ended December 31, 2025 compared to the year ended December 31, 2024

The increase in loan interest expenses for the year ended December 31, 2025 compared to the year ended December 31, 2024 was primarily driven by a full year of interest expense related to the outstanding loan obligation with SPV KY Limited.

Changes for the year ended December 31, 2024 compared to the year ended December 31, 2023

The increase in loan interest expenses for the year ended December 31, 2024 compared to the year ended December 31, 2023 was primarily driven by the full-year impact of interest expenses on a loan drawn down from a related party in November 2023. This loan significantly increased our loan balances, resulting in higher finance costs for the year.

See “Note 10 — Finance Expense” in the notes to the consolidated financial statements included in this Annual Report on Form 20-F for a description of the debt agreements outstanding during the applicable periods.

Income tax benefit (expense)

Income tax expense was a benefit of $1 million for the year ending December 31, 2025, and an expense of $5 million and $1 million, for each of the years ended December 31, 2024, and 2023, respectively.

The decrease in income tax expense for the year ended December 31, 2025, compared to the year ended December 31, 2024, is primarily attributable to the effects of different tax rates available to different jurisdictions, partially offset by tax effects on unrecognized tax losses.

The increase in income tax expense for the year ended December 31, 2024, compared to the year ended December 31, 2023, is primarily attributable to the change in unrecognized temporary differences and the effects of different tax rates available to different jurisdictions, partially offset by tax effects on unrecognized tax losses.

See “Note 11 — Income tax benefit (expense)” in the notes to the consolidated financial statements included in this Annual Report on Form 20-F for further details on the Company’s income taxation results.

Other comprehensive income/(loss)

Other comprehensive income was $407 million for the year ending December 31, 2025, and $1,003 million and $0 million, for each of the years ended December 31, 2024, and 2023, respectively.

The decrease in total other comprehensive income for the year ended December 31, 2025 compared to the year ended December 31, 2024 is primarily attributable to a substantial decrease in the fair value related to digital assets held as investments due to broad digital price depreciation.

The increase for the year ended December 31, 2024 compared to the year ended December 31, 2023, in total other comprehensive income primarily included the revaluation of digital assets held as investments. Starting in 2024, we reclassified certain digital assets not used for market-making as indefinite-life intangible assets under IAS 38. The revaluation in OCI reflects the fair value gain of these digital assets, which is consistent with the rise in digital asset prices during the year.

Liquidity and Capital Resources

We plan to meet our cash needs using our current cash equivalents and stablecoins. If necessary, we may also seek additional debt financing. Our ability to fulfill cash requirements for corporate purposes, working capital, and investments depends on factors such as our growth, customer retention, market acceptance of our products, and overall economic conditions.

In the short term, we will rely on existing cash, digital financial assets, and operational cash flows. For long-term needs, we may consider raising funds through debt financing, though this could result in service obligations and restrictive covenants.

Certain jurisdictions require us to maintain regulatory capital for our operations. While we are optimizing our cash resources to support these operations, we anticipate that these requirements will increase as we pursue our strategic goals.

We believe that our liquidity and capital resources will be sufficient for the foreseeable future.

Cash and Cash Equivalents and restricted cash

See “Note 18 — Restricted Cash” and “Note 19 - Cash and Cash Equivalents” in the notes to the consolidated financial statements included in this Annual Report on Form 20-F for more information on our restricted cash, cash and cash equivalents.

Digital Assets held — intangible assets, inventories and financial assets

See “Note 12 — Digital Assets Held” in the notes to the consolidated financial statements included in this Annual Report on Form 20-F for more information on digital assets held - intangibles assets, inventories, and financial assets.

Debt and Convertible Preference Share

See “Note 22 — Borrowings from related parties and Borrowings” and “Note 23 - Digital Assets Loan Payable” in the notes to the consolidated financial statements included in this Annual Report on Form 20-F for more information on our debt and convertible preference shares.

Cash Flows

Years ended December 31, 2025, 2024 and 2023

				Change
	Year ended December 31,			2025		2024
	2025	2024	2023	$	%	$	%
	(in thousands)			(in thousands)		(in thousands)
Net cash (used in)/provided by operating activities	$28,632	$(29,979)	$(126,668)	$58,611	196%	$96,689	76%
Net cash provided by/(used in) investing activities	2,104	(45,084)	3,924	47,188	105%	(49,008)	(1,249)%
Net cash provided by/(used in) financing activities	42,395	(980)	(1,212,652)	43,375	4,426%	1,211,672	100%
Net increase/(decrease) in cash and cash equivalents, customer segregated cash and restricted cash	$73,131	$(76,043)	$(1,335,396)	149,174	196%	1,259,353	94%
Customer segregated cash	$20,044	$6,382	$62	$(13,662)	(214)%	$(6,320)	(10,194)%

Cash Flows (Used in) / Provided by Operating Activities

Cash flows from operating activities reflect cash generated from our exchange operations and service-based businesses, including trading activity, subscription and data services, and other operating activities, as well as changes in working capital balances.

Cash provided by operating activities for the year ended December 31, 2025 increased compared to the year ended December 31, 2024. The increase was primarily driven by higher operating activity across the Exchange and CoinDesk businesses, including the introduction and growth of subscription, services and other revenue streams in 2025. These revenues represent recurring cash-generating activities and contributed to increased operating cash inflows during the year. Operating cash flows were also affected by timing differences in the settlement of receivables and payables arising from exchange operations and other working capital movements.

Cash used in operating activities for the year ended December 31, 2024 decreased compared to the year ended December 31, 2023, primarily reflecting lower operating cash outflows and changes in working capital balances compared to the prior year.

Cash Flows Provided by / (Used in) Investing Activities

Cash flows from investing activities primarily reflect investments in financial assets, transactions involving digital assets held as intangible assets, and expenditures related to intangible assets.

Cash provided by investing activities for the year ended December 31, 2025 increased compared to the year ended December 31, 2024, primarily driven by higher proceeds from investments in financial assets and the disposal of digital assets held as intangible assets. These inflows were partially offset by prepayments related to intangible assets.

Cash used in investing activities for the year ended December 31, 2024 increased compared to the year ended December 31, 2023, primarily reflecting increased purchases of financial assets and prepayments related to intangible assets during the period.

Cash Flows Provided by / (Used in) Financing Activities

Cash flows from financing activities reflect changes in the Company’s capital structure, including borrowings, repayments of borrowings, issuance of ordinary shares and other equity transactions.

Cash provided by financing activities for the year ended December 31, 2025 increased compared to the year ended December 31, 2024, primarily due to proceeds from borrowings and the issuance of ordinary shares, partially offset by repayments of borrowings.

Cash used in financing activities for the year ended December 31, 2024 decreased compared to the year ended December 31, 2023, primarily reflecting lower repayments of convertible redeemable preference shares and dividends paid compared to the prior year.

Capital Expenditures

Our capital expenditures for the last three years, which principally consisted of computer and office equipment, furniture & fixtures, leasehold improvements, and a new office building. Our capital expenditures were $8.1 million, $0.4 million, and $1.2 million in 2025, 2024, and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

Contractual Obligations

See “Note 26 — Financial Risk Management” in the notes to the consolidated financial statements included in this Annual Report on Form 20-F for more information on our contractual obligations.

Commitments and contingencies

See “Note 31 — Commitments and contingencies” in the notes to the consolidated financial statements included in this Annual Report on Form 20-F for more information on our commitments and contingencies.

Off-Balance Sheet Arrangements

As of December 31, 2025, December 31, 2024, December 31, 2023 and December 31, 2022, we did not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Research and development, patents and licenses, etc

See “Item 4. Information on the Company” in this Annual Report on Form 20-F for an overview of our intellectual property and licenses.

Trend information

See “Item 3. Risk Factors,” “Item 4. Information on the Company,” and elsewhere in this “Item 5. Operating and Financial Review and Prospects” for information regarding the material risks, business developments and strategies, factors, and trends that are most likely to affect our business and results of operations through 2025.

Critical Accounting Estimates

See “Note 3 — Critical accounting judgments and key sources of estimation uncertainty” included in this Annual Report on Form 20-F for a listing of our critical accounting estimates assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements.

Item 6.	Directors, Senior Management and Employees.

Management

The following persons currently serve as Bullish’s directors and executive officers:

Directors and Executive Officers	Age	Position/Title	Director Since
Executive Officers

Thomas W. Farley	50	Chief Executive Officer, Chairman and Director	2023

David W. Bonanno	44	Chief Financial Officer	2022

Non-Management Directors

Andrew C. Bliss	39	Director	2021

Brendan F. Blumer	39	Director	2021

Karen J. Simon	66	Independent Director	2025

Andrew C. Wynn	70	Independent Director	2025

Kokuei Yuan	51	Director	2023

Biographical information concerning the executive officers and directors listed above is set forth below.

Executive Officers

Thomas W. Farley serves as Bullish’s Chief Executive Officer and as Chairman of the Board since the consummation of the Company’s initial public offering. As Chief Executive Officer of Bullish and the Chairman, he is responsible for leading the executive team and ensuring that the Board plays a full and constructive role in the development and alignment of the company’s strategy and overall commercial objectives. Previously he served as Chief Executive Officer, President and Chairman of Far Peak Acquisition Corp. and Far Point Acquisition Corp. Additionally, he served as President of NYSE Group of the Intercontinental Exchange (NYSE: ICE) from May 2014 until May 2018. Mr. Farley’s responsibilities included serving as the chief executive and leading all operations for the NYSE and managing a diverse range of equity and equity options exchanges, comprising the largest equities listing and securities trading venue in the world. Mr. Farley joined the NYSE as Chief Operating Officer in November 2013 when ICE acquired NYSE Euronext. Prior to joining the NYSE, Mr. Farley served as Senior Vice President of Financial Markets at ICE, where he oversaw the development of several businesses and initiatives across ICE’s markets. Mr. Farley joined ICE in 2007 as the President and Chief Operating Officer of ICE Futures U.S., formerly the New York Board of Trade. He also represented ICE on the Options Clearing Corporation Board of Directors. Prior to joining ICE, Mr. Farley was President of SunGard Kiodex, a risk management technology provider to the derivatives markets and prior thereto served as the business unit’s Chief Financial Officer and Chief Operating Officer. Mr. Farley has also held various positions in investment banking at Montgomery Securities and in private equity at Gryphon Investors. Mr. Farley holds a Bachelor of Arts degree in Political Science from Georgetown University and is a Chartered Financial Analyst.

David W. Bonanno serves as Bullish’s Chief Financial Officer. Prior to his appointment to Chief Financial Officer in May 2024, Mr. Bonanno had served as Bullish’s Chief Strategy Officer since May 2023. Before joining Bullish, Mr. Bonanno served as Chief Financial Officer and was a director of Far Peak Acquisition Corp. and Far Point Acquisition Corp. From 2008 to 2020, Mr. Bonanno was a Managing Director at Third Point LLC, a New York based investment manager. Mr. Bonanno was a Private Equity Associate at Cerberus Capital Management, L.P. from 2006 to 2008 and an analyst in the Restructuring and Reorganization Advisory Group at Rothschild Inc. from 2004 to 2006. Mr. Bonanno graduated cum laude from Harvard University in 2004 with an A.B. in Psychology.

Non-Management Directors

Andrew C. Bliss serves as a director of Bullish and is a member of the founding team. Mr. Bliss is the Founder & Managing Director of Bliss Capital Limited, a Cayman Islands based technology focused investment firm. Mr. Bliss was formerly Chief Strategy Officer of block.one, with responsibilities including corporate strategy, growth, risk, and governance, as well as strategic investments including venture capital and private equity. Previously he served as its Chief Operating Officer, and prior to that, Chief Financial Officer, and was a member of the founding team. He has worked full time in the blockchain and digital assets industry since 2016. Prior to that, he served as Chief Financial Officer of ii5, a Hong Kong based software company focused on the Asia-Pacific property market. Prior to that, Mr. Bliss held numerous financial, operational, and compliance responsibilities with avionics and technology multinational Rockwell Collins, where he worked across the U.S., Europe, and Asia-Pacific. Mr. Bliss holds a Bachelor of Business Administration degree in Finance along with a Master of Business Administration degree from the University of Iowa. Mr. Bliss holds professional certifications in audit, risk management, and fraud prevention and detection.

Brendan F. Blumer co-founded Bullish and has served as a director of Bullish since inception. Mr. Blumer is a highly acclaimed entrepreneur, investor, and innovator having successfully built leading technology businesses across the globe. Mr. Blumer was an early investor in blockchain and transitioned to full-time involvement in the industry in 2016 when he co-founded block.one, which funded more than 100 innovative businesses in sectors such as digital assets, blockchain, fintech, infrastructure, financial services and gaming, and was also the originator of the open source EOSIO software. Mr. Blumer has been featured on global broadcasts including Bloomberg, CNBC, Forbes and many more as a recognized industry leader. Prior to that, Mr. Blumer founded okay.com, a collaborative data-sharing ecosystem for the Asia Pacific property market that has grown to be Hong Kong’s largest digital property agency. He has been building disruptive technology companies since 2001, when he started his career in e-commerce selling in-game digital assets in the world’s largest online video games.

Karen J. Simon serves as chair of Energean plc (LSE) and as a director for Aker ASA (OSL) and Crescent Energy Inc. (NYSE). Ms. Simon retired from JPMorgan in December 2019 as Vice Chairman of Investment Banking after a 36-year career with the firm. She possesses extensive experience in corporate finance, including M&A, debt, and equity transactions. Her leadership roles at JPMorgan included head of the Global Financial Sponsor and European Debt Capital Markets groups. Ms. Simon established JPMorgan’s Director Advisory Services group, which provides client services for independent directors of public company boards. During her 20 years living in London with JPMorgan, she also served on the firm’s European Reputational Risk, Debt Underwriting and Management committees. Ms. Simon is also involved philanthropically, currently serving as the Chair of the Dean's Executive Committee for the Thunderbird School of Global Management, which is part of Arizona State University and as Trustee for the Institute of Shipboard Education, which runs the Semester at Sea undergraduate study abroad program. She also chairs REV Ocean, a Norwegian ocean research organization established to operate an ocean exploration and research vessel from 2027. She holds a Master of International Management from Thunderbird, a Master of Business Administration from Southern Methodist University and a Bachelor’s degree in Economics and International Relations from the University of Colorado.

Andrew C. Wynn is the founder and CEO of Clipper Consulting Limited, a risk advisory firm in the United Kingdom, a position he has held since September 2010. He also concurrently serves as the part-time chief risk officer at Clearwell Capital Limited, a role he began in September 2020. Additionally, Mr. Wynn has been an independent non-executive director (“INED”) and chair of the Board Risk and Compliance committee for Bullish (GI) Limited since May 2022 and INED for Bullish (GI) Markets Limited since May 2025, both indirect subsidiaries of Bullish. From May 2023 to December 2024, he was a part-time temporary risk advisor at SAPI Group Limited. Mr. Wynn possesses over 40 years of experience across banking, financial services and property, including chair, vice-chair, board risk committee chair, CEO, CFO and senior risk advisory roles. He has served on over 30 bank, financial services and property boards in the United Kingdom and Europe. Previously, he served as an INED, vice chairman of the bank, and chairman of the Board Risk Management Committee at Hellenic Bank Public Company in Cyprus from February 2016 to June 2021. Earlier in his career, he was the CFO and then a director of Security Pacific Trust Limited, a UK bank, from June 1987 to December 1994 and as chairman and CEO of Security Pacific Holdings in 1995. Mr. Wynn is a Fellow of the Chartered Institute of Management Accountants, having joined the Institute in 1974. He also holds a Chartered Global Management Accountant designation and a Securities Institute Certificate in Corporate Finance.

Kokuei (Guo) Yuan serves as a director of Bullish. Mr. Yuan was formerly the Executive Chairman of block.one where he oversaw its financial and management operations. He has over 25 years of experience as an investment professional and business executive, having held numerous board and executive positions across various industries as well as being an investment banker at CLSA. He holds a BA in Economics and Studio Art from Tufts University.

Family Relationships

There are no family relationships between any of the executive officers and directors listed above.

Independence of Directors

As a result of our Ordinary Shares being listed on the NYSE, we will adhere to the rules of the NYSE in determining whether a director is independent. The board of directors is responsible for determining whether a director is independent. The board has consulted, and will consult, with its counsel to ensure that the board’s determinations will be consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The NYSE listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The board of directors will undertake a review of the independence of the individuals named above and will determine which directors qualify as “independent” as defined under the applicable NYSE rules.

Compensation

Bullish Executive Officer and Director Compensation

For the year ended December 31, 2025, the aggregate cash-based compensation to all individuals who were our directors and executive officers was $3,367,500, which includes salaries and directors’ fees and $1,600,000 in share-based compensation.

Our policies with respect to the compensation of the executive officers will be administered by Bullish’s board in consultation with its compensation committee (as described above). The compensation policies we follow intend to provide for compensation that is sufficient to attract, motivate and retain our executive officers and potentially other individuals and to establish an appropriate relationship between executive compensation and the creation of shareholder value. To meet these goals, the compensation committee will be charged with recommending executive compensation packages to Bullish’s board of directors.

Performance-based and equity-based compensation are an important foundation in executive compensation packages as we believe it is important to maintain a strong link between incentives and the creation of shareholder value. We believe that performance and equity-based compensation can be an important component of the total executive compensation package for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executive officers. Upon listing, Bullish adopted an Omnibus Incentive Plan which reflects what we believe is a focus on performance- and equity-based compensation.

The compensation decisions regarding Bullish’s executive officers are based on our need to attract individuals with the skills necessary for us to achieve our business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above our expectations.

In addition to the guidance provided by its compensation committee, we may utilize the services of third-parties from time to time in connection with the hiring and compensation awarded to executive officers. This could include subscriptions to executive compensation surveys and other databases.

Bullish’s compensation committee will be charged with performing an annual review of our executive officers’ cash compensation and equity holdings to determine whether they provide adequate incentives and motivation to executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies.

Compensation Components

Base Salary.   We seek to maintain base salary amounts at or near the industry norms, while avoiding paying amounts in excess of what we believe is necessary to motivate executive officers to meet corporate goals. It is anticipated that base salaries will generally be reviewed annually, subject to terms of employment agreements, and that the compensation committee and board will seek to adjust base salary amounts to realign such salaries with industry norms after taking into account individual responsibilities, performance and experience.

Annual Bonuses.   We utilize cash incentive bonuses for executive officers to focus them on achieving key operational and financial objectives within a yearly time horizon. Near the beginning of each year, the board, upon the recommendation of the compensation committee and subject to any applicable employment agreements, will determine performance parameters for appropriate executive officers. At the end of each year, the board and compensation committee will determine the level of achievement for each corporate goal.

Equity Awards.   Upon listing, Bullish adopted an Omnibus Incentive Plan to attract, retain, and reward our employees, directors, and consultants through share-based and cash incentives. The plan is administered by the compensation committee of our board of directors. The plan authorizes 12,266,965 common shares for issuance, with an annual "evergreen" provision allowing for an increase each year, capped at 5% of outstanding shares. A variety of awards may be granted, including stock options, share appreciation rights, restricted shares, restricted share units, and other performance-based share and cash awards. Upon a change in control, the committee has discretion over the treatment of outstanding awards. Vesting will accelerate if awards are not assumed or if a participant is terminated without cause in connection with the event. The board may amend or terminate the plan at any time, subject to shareholder approval for certain changes like increasing the number of available shares. No awards may be granted under the plan after the 10th anniversary of the earlier of the date the plan was adopted or the date of shareholder approval. However, awards granted prior to this 10th anniversary may continue to remain outstanding and extend beyond that date.

Severance Benefit.   Bullish currently has no severance benefits plan. We may consider the adoption of a severance plan for executive officers and other employees in the future.

Director Compensation.   Bullish currently does not have a definitive compensation plan for its future directors. Working with the compensation committee, we anticipate setting director compensation at a level comparable with those directors with similar positions at comparable companies.

Thomas W. Farley Employment Agreement

Thomas W. Farley is the Chief Executive Officer and a director of Bullish. On May 24, 2023, Mr. Farley entered into an employment agreement with Bullish US LLC, a subsidiary of Bullish (the “CEO Employment Agreement”). The CEO Employment Agreement sets out his cash and incentive compensation and other terms of Mr. Farley’s employment. The material terms of the CEO Employment Agreement are summarized below and a copy has been filed as an exhibit to this Annual Report.

Employment.   The CEO Employment Agreement provides that Mr. Farley shall be Chief Executive Officer of Bullish US LLC and Bullish. Mr. Farley will report to the Board. In addition, the CEO Employment Agreement provides that the Board shall take such action as may be necessary to appoint or elect Mr. Farley as a member of the Board. Mr. Farley’s employer of record shall be Bullish US LLC.

Term.   The CEO Employment Agreement has a term that commences from May 24, 2023 and continues until it is terminated by either Bullish US LLC or Mr. Farley. Bullish US LLC may terminate the CEO Employment Agreement for Cause (as defined below), upon Mr. Farley’s death or Disability (as defined therein), or without Cause (provided that if he is terminated without Cause, the termination date must be at least 90 days after the first anniversary of May 24, 2023 and at least 90 days from the notice if after the first anniversary). Mr. Farley may terminate the CEO Employment Agreement for any reason by providing at least 90 days’ notice.

The CEO Employment Agreement defines “Cause” as: (i) Mr. Farley’s material failure to perform his reasonable and lawful duties or responsibilities to Bullish or any of its subsidiaries; (ii) his intentional and willful refusal to follow directions from the Board that are not inconsistent with his position; (iii) his engagement in any act of willful misconduct, gross negligence, dishonesty, fraud or misrepresentation to the material detriment of Bullish or any of its subsidiaries; (iv) his material breach of the CEO Employment Agreement or any material terms of an employee handbook (or other written policies applicable to him), confidentiality agreement or invention assignment agreement between him and Bullish or any of its subsidiaries; (v) his being charged with and subsequently found guilty of committing a crime (other than minor traffic offenses) or any admission by him of the commission of such crime or crimes; (vi) his engaging in intentional and willful conduct that is injurious to Bullish’s or any of its subsidiaries’ name or reputation; provided, however, that if the actions described above are capable of being cured (in the good faith judgment of the Board), such actions will not be considered Cause unless Mr. Farley has failed to cure such actions within ten days of receiving written notice from the Board specifying (with particularity) the events allegedly giving rise to Cause; and, further provided, that such actions will not be considered Cause unless Bullish US LLC provides such written notice within 90 days of any member of the Board (excluding Mr. Farley, if applicable at the time of such notice) having knowledge of the relevant action. For purposes of determining Mr. Farley’s right to retain equity compensation awards (including, without limitation, stock options and restricted stock units), he will not be deemed to be discharged for Cause unless and until there is delivered to him a copy of a resolution duly adopted by the affirmative vote of not less than two thirds (2/3) of the entire membership of the Board (excluding Mr. Farley, if he is then a member of the Board), at a meeting called and duly held for such purpose, finding in good faith that Mr. Farley is guilty of the conduct set forth above and specifying the particulars thereof in detail.

Compensation and Benefits.   Mr. Farley will receive an annual base salary initially in the amount of $1,750,000, which shall be reviewed and subject to increase (but not decrease, unless mutually agreed) periodically by the Bullish Board.

The CEO Employment Agreement provides that during Mr. Farley’s employment he will be eligible to participate in all equity incentive plans in which similarly situated executive officers participate, including the Omnibus Incentive Plan. Additionally, Mr. Farley will be entitled to sick and vacation leave in accordance with Bullish’s policies for similarly situated employees during his employment.

Severance.   In the event Bullish US LLC terminates Mr. Farley’s employment for any reason other than his death or Disability or for Cause, he shall be entitled, subject to his delivery of a release in a form reasonably satisfactory to Bullish US LLC, to severance equal to his then annual base salary payable over the 12 months following the termination, and up to a maximum of 12 months of reimbursements towards certain health benefit coverage.

Covenants.   The CEO Employment Agreement includes covenants respecting Bullish’s or its subsidiaries’ (as applicable) ownership of information and intellectual property developed by Mr. Farley while employed by Bullish US LLC, Mr. Farley’s preservation and protection of confidential information, Mr. Farley’s non-disparagement of Bullish and its subsidiaries during and after the employment term, and Mr. Farley’s non-competition and non-solicitation during the employment term and for 12 months thereafter as more fully set forth in the CEO Employment Agreement.

Retention Bonus.   To incentivize Mr. Farley’s continued employment with Bullish, on August 28, 2024 (the “Retention Bonus Grant Date”), we entered into a Retention Bonus Agreement with Mr. Farley (the “Farley Retention Agreement”) whereby we paid Mr. Farley a cash bonus of $2,370,795, less applicable tax withholding (the “Retention Bonus”). If Mr. Farley’s employment is terminated by us for Cause or by Mr. Farley for any reason other than his death or Disability prior to each of the following retention dates, Mr. Farley is required to pay to us the corresponding portion of the Retention Bonus (on an after tax basis): June 5, 2025, 100%; June 5, 2026, 67%; June 5, 2027, 33%. The foregoing summarizes the material terms of the Farley Retention Agreement, a copy of which has been filed as an exhibit to this Annual Report.

Thomas W. Farley Incentive Unit Grant Agreements

Thomas W. Farley has entered into two Incentive Unit Grant Agreements with BMC1, both dated May 24, 2023 as part of the compensation and incentive arrangements between Bullish and Mr. Farley. Under these agreements, BMC1 granted incentive units to Mr. Farley in two tranches: tranche one is comprised of 3,590,426 Class B shares and tranche two is comprised of 3,590,425 Class B shares, and each tranche is subject to certain terms and conditions. The incentive units were issued fully paid and non-assessable without any consideration paid by Mr. Farley. Both tranches of the incentive units are subject to a distribution threshold, meaning Mr. Farley will not participate in any distributions until an amount equal to the distribution threshold has been distributed in respect of each Class A and Class C share of BMC1. Once the distribution threshold is reduced to $0, distributions will then be made to the holders of incentive units until an amount equal to the initial distribution threshold has been distributed. The vesting of the incentive units under tranche one is contingent upon the satisfaction of both a service requirement and performance requirement. The incentive units in tranche two vest upon satisfaction of a service requirement, performance requirement, and delivery event requirement such as an IPO. In both tranches, the vesting of incentive units generally ceases immediately upon termination of employment, with continued vesting under certain conditions if the termination is without cause. Mr. Farley is entitled to dividends under specific conditions, and the incentive units are subject to repurchase rights as set forth in the Memorandum and Articles of Association of BMC1. All numbers referring to amounts will be adjusted to reflect share splits, dividends, and other recapitalizations. Upon listing, Mr. Farley is entitled to convert shares in BMC1 to shares in Bullish.

David W. Bonanno Employment Agreement

David W. Bonanno is the Chief Financial Officer (CFO) of Bullish and was appointed as CFO in May 2024. Prior to his CFO appointment Mr. Bonanno was Chief Strategy Officer (CSO) of Bullish. On May 24, 2023, Mr. Bonanno entered into an employment agreement with Bullish US LLC, a subsidiary of Bullish (the “CFO Employment Agreement”). The CFO Employment Agreement sets out his cash and incentive compensation and other terms of Mr. Bonanno’s employment. The material terms of the CFO Employment Agreement are summarized below and a copy has been filed as an exhibit to this Annual Report.

Employment.   The CFO Employment Agreement provides that Mr. Bonanno shall be Chief Strategy Officer of Bullish US LLC and Bullish. In May 2024, Mr. Bonanno was appointed Chief Financial Officer of Bullish. Mr. Bonanno will report to the Chief Executive Officer of Bullish. Mr. Bonanno’s employer of record is Bullish US LLC.

Term.   The CFO Employment Agreement has a term that commenced from May 24, 2023 and continues until it is terminated by either Bullish US LLC or Mr. Bonanno. Bullish US LLC may terminate the CFO Employment Agreement for Cause (as defined below), upon Mr. Bonanno’s death or Disability (as defined therein), or without Cause (provided that if he is terminated without Cause, the termination date must be at least 90 days after the first anniversary of May 24, 2023 and at least 90 days from the notice if after the first anniversary). Mr. Bonanno may terminate the CFO Employment Agreement for any reason by providing at least 90 days’ notice.

The CFO Employment Agreement defines “Cause” as: (i) Mr. Bonanno’s material failure to perform his reasonable and lawful duties or responsibilities to Bullish or any of its subsidiaries; (ii) his intentional and willful refusal to follow directions from the Board that are not inconsistent with his position; (iii) his engagement in any act of willful misconduct, gross negligence, dishonesty, fraud or misrepresentation to the material detriment of Bullish or any of its subsidiaries; (iv) his material breach of the CFO Employment Agreement or any material terms of an employee handbook (or other written policies applicable to him), confidentiality agreement or invention assignment agreement between him and Bullish or any of its subsidiaries; (v) his being charged with and subsequently found guilty of committing a crime (other than minor traffic offenses) or any admission by him of the commission of such crime or crimes; (vi) his engaging in intentional and willful conduct that is injurious to Bullish’s or any of its subsidiaries’ name or reputation; provided, however, that if the actions described above are capable of being cured (in the good faith judgment of the Board), such actions will not be considered Cause unless Mr. Bonanno has failed to cure such actions within ten days of receiving written notice from the Board specifying (with particularity) the events allegedly giving rise to Cause; and, further provided, that such actions will not be considered Cause unless Bullish US LLC provides such written notice within 90 days of any member of the Board (excluding Mr. Bonanno, if applicable at the time of such notice) having knowledge of the relevant action. For purposes of determining Mr. Bonanno’s right to retain equity compensation awards (including, without limitation, stock options and restricted stock units), he will not be deemed to be discharged for Cause unless and until there is delivered to him a copy of a resolution duly adopted by the affirmative vote of not less than two thirds (2/3) of the entire membership of the Board (excluding Mr. Bonanno, if he is then a member of the Board), at a meeting called and duly held for such purpose, finding in good faith that Mr. Bonanno is guilty of the conduct set forth above and specifying the particulars thereof in detail.

Compensation and Benefits.   Mr. Bonanno will receive an annual base salary initially in the amount of $1,250,000, which shall be reviewed and may be subject to increase (but not decrease, unless mutually agreed) periodically by the Board.

The CFO Employment Agreement provides that during Mr. Bonanno’s employment he will be eligible to participate in all equity incentive plans in which similarly situated executive officers participate, including the Omnibus Incentive Plan. Additionally, Mr. Bonanno will be entitled to sick and vacation leave in accordance with Bullish’s policies for similarly situated employees during his employment.

Severance.   In the event Bullish US LLC terminates Mr. Bonanno’s employment for any reason other than his death or Disability or for Cause, he shall be entitled, subject to his delivery of a release in a form reasonably satisfactory to Bullish US LLC, to severance equal to his then annual base salary, payable over the 12 months following the termination, and up to a maximum of 12 months of reimbursements towards certain health benefit coverage.

Covenants.   The CFO Employment Agreement includes covenants respecting Bullish’s or its subsidiaries’ (as applicable) ownership of information and intellectual property developed by Mr. Bonanno while employed by Bullish US LLC, Mr. Bonanno’s preservation and protection of confidential information, Mr. Bonanno’s non-disparagement of Bullish and its subsidiaries during and after the employment term, and Mr. Bonanno’s non-competition and non-solicitation during the employment term and for 12 months thereafter as more fully set forth in the CFO Employment Agreement.

David W. Bonanno Incentive Unit Grant Agreements

David W. Bonanno has entered into two Incentive Unit Grant Agreements with BMC1, both dated May 24, 2023 as part of the compensation and incentive arrangements between Bullish and Mr. Bonanno. Under these agreements, BMC1 granted incentive units to Mr. Bonanno in two tranches: tranche one is comprised of 1,196,809 Class B shares and tranche two is comprised of 1,196,808 Class B shares, and each tranche is subject to certain terms and conditions. The incentive units were issued fully paid and non-assessable without any consideration paid by Mr. Bonanno. Both tranches of the incentive units are subject to a distribution threshold, meaning Mr. Bonanno will not participate in any distributions until an amount equal to the distribution threshold has been distributed in respect of each Class A and Class C share of BMC1. Once the distribution threshold is reduced to $0, distributions will then be made to the holders of incentive units until an amount equal to the initial distribution threshold has been distributed. The vesting of the incentive units under tranche one is contingent upon the satisfaction of both a service requirement and performance requirement. The incentive units in tranche two vest upon satisfaction of a service requirement, performance requirement, and delivery event requirement such as an IPO. In both tranches, the vesting of incentive units generally ceases immediately upon termination of employment, with continued vesting under certain conditions if the termination is without cause. Mr. Bonanno is entitled to dividends under specific conditions, and the incentive units are subject to repurchase rights as set forth in the Memorandum and Articles of Association of BMC1. All numbers referring to amounts will be adjusted to reflect share splits, dividends, and other recapitalizations. Upon listing, Mr. Bonanno is entitled to convert shares in BMC1 to shares in Bullish.

Clawback Policy

In 2025, we adopted a Clawback Policy in compliance with the SEC rules and New York Stock Exchange listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement, which is filed as Exhibit 97.1 to this Annual Report.

Committees of the Board of Directors

We have established a separate standing audit committee, compensation committee, and corporate governance and nominating committee.

Audit Committee

The board of directors has established an audit committee, which is composed of three independent directors, and is chaired by one of the independent directors. The audit committee consists of three directors: Andrew C. Wynn (chair of the committee), Karen J. Simon, and Andrew C. Bliss. We have determined that Andrew C. Wynn, Karen J. Simon and Andrew C. Bliss satisfy the independence requirements for audit committee members under the NYSE's listing standards and Rule 10A-3 of the Exchange Act. The audit committee has a written charter that is available at Bullish’s corporate website at https://investors.bullish.com/governance/governance-documents/default.aspx. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise our independent accountants, review and approve related party transactions in accordance with NYSE requirements, review the results and scope of the audit and other accounting related services and review our accounting practices and systems of internal accounting and disclosure controls.

Financial Experts on Audit Committee

The audit committee will be comprised exclusively of “independent directors,” as defined for audit committee members under the NYSE listing standards and the rules and regulations of the SEC, who are “financially literate,” as defined under the NYSE’s listing standards. The NYSE’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, we will be required to certify to the NYSE that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

Andrew C. Wynn has been appointed to be an audit committee “financial expert” as defined under SEC rules.

Compensation Committee

The board of directors has established a compensation committee. The compensation committee consists of two directors: Karen J. Simon (chair of the committee) and Brendan F. Blumer. As a foreign private issuer, we have elected to not have our compensation committee consist of entirely independent directors. The compensation committee has a written charter that is available without charge at Bullish’s corporate website at https://investors.bullish.com/governance/governance-documents/default.aspx. The purpose of the compensation committee is to review and approve compensation paid to our officers and directors and to administer our incentive compensation plans, including authority to make and modify awards under such plans.

The compensation committee assists the board in determining its responsibilities in relation to remuneration, including, amongst other matters, making recommendations to the board on our policy on executive compensation, determining the individual remuneration and benefits package of each of the executive officers and recommending and monitoring the remuneration of senior management below board level.

Nominating and Corporate Governance Committee

The board of directors has established a nominating and corporate governance committee. The nominating and corporate governance committee consists of two directors: Andrew C. Bliss (chair of the committee) and Thomas W. Farley. As a foreign private issuer, we have elected to not have our nominating and corporate governance committee consist of entirely independent directors. The nominating and corporate governance committee has a written charter that is available without charge at Bullish’s corporate website at https://investors.bullish.com/governance/governance-documents/default.aspx. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

Conflicts of Interests

Our conflicts of interest policy states that actions that could result in actual or potential conflicts of interests should be avoided. Conflicts of interest involving directors or executive officers must be reviewed and may be waived by the board of directors (or the audit committee). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform their work objectively and effectively. Conflicts of interest may also arise if a person, or a member of their family, receives improper personal benefits as a result of their position.

Where such conflict is deemed to constitute a related party transaction, as defined under Form 20-F, Item 7.B, the audit committee, pursuant to our written charter, is responsible for reviewing and approving such transactions to the extent they are entered into. In doing so, the audit committee will consider all relevant factors when determining whether to approve a related-party transaction, including whether the related-party transaction is on terms no less favorable to us than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions. These procedures are intended to determine whether any such related-party transaction impairs the independence of a director or presents a conflict of interest on the part of a director or executive officer.

Our Amended and Restated Memorandum and Articles of Association allow a director to participate in the approval of any transaction in which they are a related party provided that such interest is declared and they are of the opinion that they are able to discharge their fiduciary duties despite the interest and they may also count toward the quorum. Any director so affected is also required to provide the audit committee with all material information concerning the transaction upon request.

Employees

As of December 31, 2025, Bullish had approximately 414 personnel (comprising employees and contractors) primarily in the United States, Hong Kong, the United Kingdom, Germany, Singapore, Cayman Islands, and Gibraltar, over 200 of whom were principally engaged in technology, security and operations.

Share Ownership

Information regarding the ownership of our Ordinary Shares by our directors and executive officers is set forth in “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”

Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

The following table shows the beneficial ownership of our Ordinary Shares as of February 28, 2026 by:

●	each person known by us to beneficially own 5% or more of the outstanding Ordinary Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within 60 days through the exercise of any option, warrant or any other right. The percentage ownership in the table below is based on 150,302,208 Ordinary Shares outstanding as of February 28, 2026.

Name of Beneficial Owner	Number of Shares	Percentage
Directors and executive officers(1)
Brendan F. Blumer (2)	39,165,682	25.89%
Thomas W. Farley, Chief Executive Officer (3)	5,213,528	3.45%
David W. Bonanno, Chief Financial Officer (4)	1,861,976	1.23%
Andrew C. Bliss, Director (5)	5,040,002	3.34%
Kokuei Yuan	36,453,037	24.09%
All directors and executive officers as a group	87,734,225	57.99%
5% or greater Shareholders
EFM Asset Management (6)	17,375,638	11.56%
Pu Luo Chung VC Private Limited (6)	14,651,315	9.74%
Alexander See (7)	9,864,857	6.52%

(1)

Unless otherwise indicated, the business address of each individual is c/o Bullish, Office 101, 103, 105 Suite 70202, Unit 7A-2B, 2nd Floor, Building A, Block 7, 60 Nexus Way, Camana Bay, George Town, Grand Cayman, Cayman Islands, KY1-9005

(2)	Consists of shares held by Mr. Blumer directly and by Buttonwood Investments 1, an entity controlled by Mr. Blumer.
(3)

Mr. Farley holds shares in BMC1, which following the completion of the initial public offering will be exchangeable for an aggregate of 5,213,528 Ordinary Shares, of which 2,688,894 would be vested as of, or within 60 days after, March 31, 2025 and are included in the table above.

(4)

Mr. Bonanno holds shares in BMC1, which following the completion of the initial public offering will be exchangeable for an aggregate of 1,861,976 Ordinary Shares, of which 968,229 would be vested as of, or within 60 days after, March 31, 2025 and are included in the table above.

(5)	Consists of shares held by Bliss Capital Limited, an entity controlled by Mr. Bliss.

(6)	Based on information contained Schedule 13G jointly filed by EF Asset Management, EFM Group Limited, Pu Luo Chung VC Private Limited and Jeffrey Gerard Emmanuel (the “Filers”) on November 14, 2025 to report beneficial ownership of Ordinary Shares as of August 13, 2025, and, consequently, the beneficial ownership of the Filers may have changed prior to the filing of this Annual Report. In the Schedule 13G, the Filers reported that the shares are held directly by Pu Luo Chung VC Private Limited and three private funds for which EF Asset Management or its subsidiary manage and advise. EFM Group Limited is the parent of EF Asset Management and Mr. Emmanuel is the Chief Investment Officers and indirectly controls EFM Asset Management and is the controlling shareholder of EFM Group Limited.
(7)	Based on information contained in a Schedule 13G filed by Alexander See on September 10, 2025 to report beneficial ownership of Ordinary Shares as of August 13, 2025 and, consequently, the beneficial ownership of Mr. See may have changed prior to the filing of this Annual Report.

Changes in Percentage Ownership by Major Shareholders

There were no significant changes in the percentage ownership held by any of our 5% or greater shareholders in the past three years other than as disclosed herein.

Record Holders

As of December 31, 2025, 150,833,916 of our Ordinary Shares were issued and outstanding.  To our knowledge, approximately 20.50% of our total outstanding Ordinary Shares were held by 163 record holders in the United States.

Control by Another Corporation, Foreign Government or Other Persons

To the best of our knowledge, Bullish is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

Related Party Transactions

Service Agreement relating to office premises in Cayman Islands

On August 27, 2024, we entered into a service agreement with B1 Services KY Limited, under which Bullish Services KY Limited agreed to allocate approximately 50% of the office premises it leased in the Cayman Islands for B1 Services KY Limited’s use, inclusive of restroom facilities, other agreed shared amenities and property overhead services. B1 Services KY Limited paid a service fee to Bullish Services KY Limited to use and occupy its portion of the office space, approximately 50% of the total lease amount and 50% of the property overhead services. On July 17, 2025, we entered into a heads of agreement with the landlord of such office premises and Buttonwood Services KY Limited, an entity controlled by Brendan F. Blumer, a director and shareholder of Bullish, pursuant to which, for no cost (other than an administrative fee due to the landlord), we agreed to assign such office lease to Buttonwood Services KY Limited, the services agreement described above with B1 Services KY Limited would be terminated and a guarantee provided by Bullish Global to such landlord would be terminated.

Acquisition of Office Unit Sales Agreement

On July 17, 2025, we entered into an Assignment of Contract with Step Back Research (“Step Back”), an affiliate of Brendan F. Blumer, a director and shareholder of Bullish, pursuant to which Step Back assigned to our subsidiary, Bullish Services KY Limited, a sale contract dated March 28, 2024 (the “Sale Contract”) with respect to the purchase of a condominium unit under development in the Cayman Islands (the “Unit”) for a purchase price of $4,884,000. Under the terms of the assignment, Step Back assigned to Bullish Services KY Limited all rights in and to the Sales Contract, including the right to take title to the Unit when completed, and Bullish Services KY Limited agreed to assume and perform all of Step Back’s obligations under the Sale Contract, including payment of the purchase price as and when due. Bullish Services KY Limited agreed to reimburse Step Back an approximately $1,465,200 deposit previously provided to the seller, and to reimburse Step Back for approximately $400,000 of expenses incurred to date in respect of the fitting of the Unit. Upon completion, we intend to use the Unit as office space.

Loan Agreement with SPV KY Limited

Pursuant to a loan agreement (as amended and restated on December 12, 2023) between Bullish Global as borrower and with SPV KY Limited as lender, we borrowed 60 million USDC, $40 million and 9,600 Bitcoin, such that the entire facility has been utilized with the aggregate principal amount of the loan being $496.7 million carrying a per annum interest rate of 7%. The amounts borrowed are required to be repaid on the fifth anniversary of the respective drawdown dates. SPV KY Limited is majority beneficially owned by directors and direct and indirect shareholders of Bullish. There are no common directors between SPV KY Limited and Bullish.

The total outstanding amount as of December 31, 2025 was $514.4 million, consisting of the $505.6 million principal amount and $8.8 million accrued and unpaid interest.

Exchange Customer Relationship

Pu Luo Chung VC Private Limited, a company owning approximately 9.71% of the shares in Bullish as of December 31, 2025, is affiliated with PLC VC2 (Digital Assets), a company that became a customer on the Bullish Exchange in 2024. Management assessed the related party's on-exchange activity since inception and concluded it to be immaterial relative to total exchange activity. Accordingly, this activity is not material to the Company's financial position, results of operations, or cash flows.

Related Party Transactions

For the year ended December 31, 2025, we received services fees from a related party of $0.6 million for the use of office spaces and amenities leased by us. In addition, we paid loan interest of $34.8 million to a related party SPV KY Limited in relation to a loan facility.

As of December 31, 2025, the amounts due to related parties (block.one and its subsidiaries) were $0.8 million, representing the service fees due to them in connection with their services provided to us for our Exchange. The borrowings due to a related party SPV KY Limited were $514.8 million.

For the year ended December 31, 2024, we received services fees from a related party of $0.3 million for the use of office spaces and amenities leased by us. In addition, we paid loan interest of $34.9 million to a related party SPV KY Limited in relation to a loan facility.

As of December 31, 2024, the amounts due to related parties (block.one and its subsidiaries) were $1.8 million, representing the service fees due to them in connection with their services provided to us for our Exchange. The borrowings due to a related party SPV KY Limited were $491.2 million.

For the year ended December 31, 2023, we paid service fees of $2.1 million to block.one subsidiaries, for their management, administrative, and research and development services in connection with our Exchange. In addition, we paid loan interest of $2.1 million to block.one in relation to a loan facility.

As of December 31, 2023, the amount due to block.one and its subsidiaries were $0.5 million and $3.9 million, respectively, both representing the service fees due to them in connection with their services provided to us for our Exchange.

As of December 31, 2023, we were party to loan agreements with block.one and the borrowings due to block.one were $422.8 million.

We perform review and benchmarking as part of our control process to ensure the fees are charged on an arm’s length basis. For outstanding balances with the amount due to related parties are unsecured, interest free and repayable on demand.

Historical related party transactions

For details of historical related party transactions, please refer to our other SEC filings, including Bullish’s Form F-1/A filed on August 11, 2025, File No. 333-288780.

Item 8.	Financial Information.

Refer to “Item 18. Financial Statements” for our consolidated financial statements and report of our independent registered public accounting firm included elsewhere in this document.

Dividend Policy

We declared and paid distributions during 2023 and have not declared or paid any distributions thereafter. We currently intend to retain all of our future earnings for use in the operation and expansion of our business and, therefore, do not currently have plans to distribute dividends. Subject to the foregoing, in the event we consider distributing a dividend in the future, our board of directors shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount:

●	operating and financial results;

●	cash flow situation;

●	business conditions and strategies;

●	future operations and earnings;

●	taxation considerations;

●	interim dividend paid, if any;

●	capital requirement and expenditure plans;

●	interests of shareholders;

●	statutory and regulatory restrictions;

●	any restrictions on payment of dividends; and

●	any other factors that our board of directors may consider relevant.

The payment of dividends will be determined at the discretion of our board of directors, and is also subject to Cayman Islands law and our articles of association, as amended from time to time. Under the laws of the Cayman Islands, a Cayman Islands company may pay a dividend out of profits or its share premium account, provided that in no circumstances may a dividend be paid out of the share premium account unless, immediately following the date on which the dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Currently, we do not have any predetermined dividend distribution ratio.

Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our ordinary shares.

Significant Changes

Except as disclosed in this annual report on Form 20-F, no significant changes have occurred since December 31, 2025, the date of the financial statements included in this Annual Report on Form 20-F.

Item 9.	The Listing.

Our Ordinary Shares are traded on The New York Stock Exchange under the symbol “BLSH.”

Item 10.	Additional Information.

Overview

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by the Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. As at the date of this Annual Report, we are authorized to issue 750,000,000 Ordinary Shares of a par value of $0.002. Immediately prior to the completion of our initial public offering, all of our issued and outstanding common shares and preference shares were converted into and re-designated as ordinary shares of a par value of $0.002 on a one-for-one basis.

As of December 31, 2025, there were 150,833,916 Ordinary Shares outstanding.

Amended and Restated Memorandum and Articles of Association and Cayman Islands Considerations

A copy of our Amended and Restated Memorandum and Articles of Associate and Cayman Islands Considerations is attached to this Annual Report as Exhibit 1.1. The information required by Item 10.B of Form 20-F is set form in Exhibit 2.1 to this Annual Report and is incorporated herein by reference.

Material Contracts

Other than in the ordinary course of business and other than those described in “Item 3. Key Information — Risk Factors — Risks Relating to Our Business Strategy and Operations,” “Item 4. Information on the Company,” “Item 5. Management’s Discussion and Analysis of Financial Condition and Results of Operation,” “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions” or elsewhere in this annual report, including the below, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our Ordinary Shares.

Certain Material U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations to U.S. Holders (as defined below) of the ownership and disposition of Ordinary Shares. This discussion applies only to Ordinary Shares that are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the ownership and disposal of Ordinary Shares. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.

This discussion does not address all U.S. federal income tax considerations relevant to a holder’s particular circumstances. In addition, it does not address considerations relevant to holders subject to special rules, including, without limitation:

●	regulated investment companies and real estate investment trusts;
●	brokers, dealers or traders in securities that use a mark-to-market method of tax accounting;
●	tax-exempt organizations or governmental organizations;
●	U.S. expatriates and former citizens or long-term residents of the United States;
●	persons holding Ordinary Shares as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to Ordinary Shares being taken into account in an applicable financial statement;
●	persons that actually or constructively own 5% or more (by vote or value) of the Ordinary Shares;
●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
●	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);
●	U.S. Holders having a functional currency other than the U.S. dollar;
●	persons who hold or received Ordinary Shares pursuant to the exercise of any employee stock option or otherwise as compensation; and
●	tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Ordinary Shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Ordinary Shares, the tax treatment of an owner of such entity or arrangement will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the partner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO HOLDERS OF ORDINARY SHARES WILL DEPEND ON EACH HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF ORDINARY SHARES.

Passive Foreign Investment Company Rules

We may currently be, or may become in the future, a PFIC for U.S. federal income tax purposes. The discussion in this section addresses the consequences to U.S. Holders of Ordinary Shares if we are or become a PFIC.

The treatment of U.S. Holders of Ordinary Shares could be materially different from that described below, if we are treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which we own, directly or indirectly, 25% or more (by value) of the stock. For purposes of determining PFIC status, (i) cash and cash equivalents are generally passive assets, (ii) absent specific guidance as to the treatment of cryptocurrency, cryptocurrency may be a passive asset, and (iii) the value of goodwill will generally be treated as an active or passive asset based on the nature of the income produced in the activity to which the goodwill is attributable.

Whether we or any of our subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our income and assets, our market value and the market value of our subsidiaries’ shares and assets. Because of uncertainty regarding the application of the PFIC rules to certain of our assets and activities, our PFIC status is uncertain, and therefore we may currently be a PFIC. Moreover, even if we are not currently a PFIC, changes in the composition of our income or asset may cause us to be or become a PFIC for subsequent taxable years. In addition, whether we are treated as a PFIC for U.S. federal income tax purposes is determined annually after the close of each taxable year and, thus, is subject to significant uncertainty, particularly where our assets include cryptocurrency. Accordingly, there can be no assurances that we are not or will not be treated as a PFIC for the current taxable year or in any future taxable year.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder owns Ordinary Shares, we would continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless (i) we ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election` under the PFIC rules. If such election were made, a U.S. Holder would be deemed to have sold its Ordinary Shares at their fair market value on the last day of the last taxable year in which we were classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the Ordinary Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to a U.S. Holder’s Ordinary Shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its Ordinary Shares (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid “qualified electing fund” (“QEF”) election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Ordinary Shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the Ordinary Shares held by the U.S. Holder;
●

the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, will be treated as ordinary income; and

●

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital gains, even though the U.S. Holder holds the Ordinary Shares as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which we may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). Specifically, under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of Lower-Tier PFICs and will be subject to U.S. federal income tax according to the rules described above on (i) certain distributions by a Lower-Tier PFIC and (ii) a disposition of shares of a Lower-Tier PFIC, in each case as if the U.S. Holder held such shares directly, even though the U.S. Holders have not received the proceeds of those distributions or dispositions directly. There can be no assurance that we do not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC, a U.S. Holder of Ordinary Shares may avoid taxation under the Excess Distribution Rules described above by making a QEF election. However, a U.S. Holder may make a QEF election with respect to its Ordinary Shares only if we provide U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. Because we do not intend to provide such information, however, the QEF Election will not be available to U.S. Holders with respect to Ordinary Shares.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its Ordinary Shares to elect out of the Excess Distribution Rules discussed above if we are treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its Ordinary Shares, such U.S. Holder will include in income for each year that we are treated as a PFIC with respect to such Ordinary Shares an amount equal to the excess, if any, of the fair market value of such Ordinary Shares as of the close of the U.S. Holder’s taxable year over the U.S. Holder’s adjusted basis in such Ordinary Shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Ordinary Shares previously included in income. A U.S. Holder’s basis in the Ordinary Shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “— Distributions on Ordinary Shares,” except the lower rates applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Ordinary Shares, which are expected to be listed on Nasdaq, are expected to qualify as marketable stock for purposes of these rules, but there can be no assurance that Ordinary Shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for our Ordinary Shares.

If a U.S. Holder does not make a mark-to-market election (or a QEF election) effective from the first taxable year of a U.S. Holder’s holding period for the Ordinary Shares in which we are a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to- market election with respect to the Ordinary Shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market election with respect to its Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if we are a PFIC.

U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Distributions on Ordinary Shares

Subject to the discussions above under “— Passive Foreign Investment Company Rules,” if we make distributions of cash or property on the Ordinary Shares, the gross amount of such distributions (including any amount of foreign taxes withheld) will be treated for U.S. federal income tax purposes first as a dividend to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in its Ordinary Shares, with any excess treated as capital gain from the sale or exchange of the Ordinary Shares. Because we do not expect to determine our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction otherwise allowed to corporations in respect of dividends received from U.S. corporations.

Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gains rate, provided that:

●

we are neither a PFIC (as discussed above under “— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder in any taxable year in which the dividend is paid or the preceding taxable year;

●	the U.S. Holder satisfies certain holding period requirements; and
●	certain other requirements are met.

U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to Ordinary Shares. Subject to certain exceptions, dividends on Ordinary Shares will constitute foreign source income and generally passive income for foreign tax credit limitation purposes.

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Ordinary Shares, as the case may be. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Ordinary Shares generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the Ordinary Shares for more than one year generally will be eligible for the reduced tax rates available for long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit in such U.S. Holder’s particular circumstances.

Information Reporting and Backup Withholding

Information reporting requirements may apply to distributions received by U.S. Holders of Ordinary Shares, and the proceeds received on sale or other taxable the disposition of Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any distributions with respect to Ordinary Shares and proceeds from the sale, exchange, redemption or other disposition of Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO HOLDERS OF ORDINARY SHARES WILL DEPEND ON EACH HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF ORDINARY SHARES.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Ordinary Shares under the laws of their country of citizenship, residence or domicile.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of the Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Ordinary Shares, as the case may be, nor will gains derived from the disposal of the Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of the Ordinary Shares or on an instrument of transfer in respect of an Ordinary Share.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and obtained an undertaking from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Act

(As Revised)

Undertaking as to Tax Concessions

In accordance with Section 6 of the Tax Concessions Act (As Revised) the Governor in Cabinet undertakes with Bullish (the “Company”).

(a)	that no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and
(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
(i)	on or in respect of the shares, debentures or other obligations of the Company; or
(ii)	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of TWENTY years from the 25th day of June 2021.

Documents on Display

Our SEC filings are available to you on the SEC’s website at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this report.

We also make available on the Investors section of our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.bullish.com. The information on that website is not part of this report.

We announce material financial information to our investors using our Investors website (https://investors.bullish.com/overview/default.aspx), SEC filings, press releases, public conference calls, and webcasts. We use these channels, as well as social media, to communicate with our users and the public about our company, our services, and other issues. It is possible that the information we post on these channels could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our company to review the information we post on the channels listed on our Investors website. Information contained on our website is not part of this annual report on Form 20-F or any other filings we make with the SEC.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Quantitative and Qualitative Disclosures about Market Risk

See “Item 3D — Risk Factors” and “Item 4 — Information on the Company” in this Annual Report on Form 20-F for further discussion on the Company’s quantitative and qualitative disclosure about market risk.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) or an attestation report of the company’s registered public accounting firm because we are currently eligible for the transition period provided under the SEC’s rules for newly public companies.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Andrew C. Wynn qualifies as an independent “audit committee financial expert,” as defined in Item 16A of Form 20-F and as determined by our board of directors. See “Item 6. “Directors Senior Management and Employees - Non-Management Directors” for Mr. Wynn’s experience and qualifications.

Item 16B.	Code of Ethics.

The board of directors has adopted a code of business conduct and ethics (which is filed as Exhibit 11.2 to this Report) that establishes the standards of ethical conduct applicable to all of the Company’s directors, officers, employees, and, as applicable, consultants and contractors. The code addresses, among other things, competition and fair dealing, conflicts of interest, compliance with applicable governmental laws, rules and regulations, company assets, confidentiality requirements and the process for reporting violations of the code. Any waiver of the code with respect to any director or executive officer will be promptly disclosed and posted on the Company’s website. Amendments to the code will be promptly disclosed and posted on the Company’s website. The code is also available on Bullish’s website at https://investors.bullish.com/governance/governance-documents/default.aspx. Information contained on the Company’s website is not incorporated by reference into this Annual Report, and you should not consider information contained on the Company’s website to be part of this Annual Report.

Item 16C.	Principal Accountant Fees and Services.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche LLP, our principal external auditor and its member firms, for the years indicated.

For the year ended December 31,
	2025	2024
	($ in thousands)
Audit fees(1)	$4,875,806	$4,842,825
Audit-related fees(2)	296,889	801,589
Tax fees(3)	—	—
All other fees(4)	—	—
Total	$5,172,695	$5,644,414

(1)

“Audit fees” consists of the aggregate fees billed or to be billed for the audit of Bullish’s annual consolidated financial statements, reviews of its quarterly financial statements, audits of statutory financial statements of certain subsidiaries and review of registration statements filed with the SEC.

(2)

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Bullish’s financial statements and are not reported under Audit fees.

(3)	“Tax fees” are the aggregate fees billed for tax advisory and compliance services.

(4)	“All other fees” are the aggregate fees billed for other professional services that are not related to the above categories.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Andrew C. Wynn has been determined by our board of directors to qualify as an “audit committee financial expert,” as defined under SEC rules. Our board of directors has determined that each of Andrew C. Wynn (chair of the committee), Karen J. Simon, and Andrew C. Bliss satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the NYSE listing standards. We have a fully independent audit committee and do not rely on any exemption from Rule 10A-3 of the Exchange Act and the related NYSE listing standards. For other exemptions from certain corporate governance requirements of the NYSE, see “Item 16G. Corporate Governance.”

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

[Not applicable.]

Item 16F.	Changes in Registrant’s Certifying Accountant

[Not applicable.]

Item 16G.	Corporate Governance.

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We follow home country practice in lieu of the NYSE corporate governance requirements with respect to the following the NYSE requirements:

●	Executive Sessions. We follow Cayman Islands practice which does not require independent directors to meet regularly in executive sessions separate from the full board of directors.

●

Nomination of Directors.   We follow Cayman Islands practice which does not require director nominations to be made or recommended solely by independent directors. We do not maintain a formal written charter or board resolution addressing the director nomination process, as Cayman Islands law does not require one.

●	Proxy Statements. We follow Cayman Islands practice which does not impose a regulatory regime for the solicitation of proxies.

●

Shareholder Approval.   In reliance on home country practice, we are not required to comply with certain NYSE rules regarding shareholder approval for certain issuances of securities under NYSE Rule 312.03). In accordance with the provisions of our Amended and Restated Memorandum and Articles of Association, our board of directors is authorized to issue securities, including ordinary shares, warrants and convertible notes.

●

Annual Meetings.   As a Cayman Islands exempted company, we are not obliged by law to call annual general meetings. Our Amended and Restated Memorandum and Articles of Association provide that we may, but are not obligated to, hold annual general meetings.

As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE applicable to companies that are subject to these corporate governance requirements.

Item 16H.	Mine Safety Disclosure.

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy as our insider trading compliance policy (the “Insider Trading Policy”) that governs the purchase, sale, and other dispositions of our securities by our officers, directors, advisory board members, employees and consultants that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. The Insider Trading Policy prohibits, among other things, insider trading and certain speculative transactions in our securities, including trading on inside information, trading during blackout periods, pre-clearance for designated persons, additional prohibited transactions, certain exceptions, confidentiality policy and the consequences of insider trading violations. According to the Insider Trading Policy, each covered Employee (as defined in the Insider Trading Policy) has an obligation to become familiar with and to comply with the Insider Trading Policy, as well as any other policies and procedure applicable to that Employee.

We believe that the Insider Trading Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to Bullish. A copy of the Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 11.1 to this Report and the above summary is qualified by reference to such Exhibit.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program designed to protect the confidentiality, integrity, and availability of our systems and information. To protect our systems and information from cybersecurity threats, we use a variety of security tools and techniques designed to prevent, detect, investigate, contain, escalate, and recover from identified vulnerabilities and security incidents.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program and shares common methodologies and reporting channels that apply across the enterprise risk management program. Our Internal Audit & Risk team is principally responsible for facilitating our enterprise risk management program, in consultation with multiple functions at Bullish and reporting to the Audit Committee.

Our cybersecurity risk management program includes:

●

an Information Security Policy that articulates our information security practices and procedures to maintain confidence in our business and to protect the confidentiality, integrity, and availability of the information we handle;

●

a dedicated Chief Information Security Officer responsible for executing on relevant internal and external requirements and identifying appropriate technical and organizational measures to deliver information security in compliance with those requirements (in consultation with our Data Protection Officer who is responsible for advising on legal obligations with regard to personal data privacy);

●

a Security Governance, Risk, and Compliance team, led by our Chief Information Security Officer, principally responsible for driving our cybersecurity risk management program, including a formal information security risk assessment on an annual basis; our risk remediations, prioritizations, and security safeguards; and risk awareness or education programs for employees relating to cybersecurity;

●	the use of both internal and external resources, such as assessors, consultants, and auditors, where appropriate, to assess, test, or otherwise assist with aspects of our security controls;
●	an external audit of our systems and environments, including an external penetration test, on an annual basis;
●	a cybersecurity incident response plan that includes procedures for assessing, responding to, remediating, resolving, and conducting post-analysis of cybersecurity incidents;
●	cybersecurity training of our incident response personnel and senior management;
●	various monitoring and detection tools, including a bug bounty program, to assist us in regularly identifying, assessing, prioritizing, and mitigating vulnerabilities in our products and services;
●	a vendor assessment program designed to identify and mitigate cybersecurity risks associated with our use of third-party service providers; and
●	contractual obligations on third-party vendors to report security incidents, risk identification, or other security-related issues promptly to Bullish.

We and certain of our third-party service providers have been subject to cyberattacks and security incidents in the past due to, for example, computer malware, viruses, computer hacking, credential stuffing, and phishing attacks. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. However, because of our prominence, we believe that we are a particularly attractive target for such attacks, and we expect to continue to experience cyberattacks and security incidents in the future. See “Item 3.D. Risks Inherent in the Digital Asset Industry - Cyberattacks and security breaches, or those impacting our customers or third parties, could adversely impact our brand and reputation and our business, operating results and financial condition.”

Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of our cybersecurity program.

The Audit Committee receives quarterly updates from management on our cybersecurity program, including related trends or metrics. The Audit Committee also receives annual updates from our Chief Information Security Officer regarding the state of our cybersecurity, including key issues, priorities, and challenges.

In addition to any reports from the Audit Committee to the full board regarding cybersecurity, management informs and updates the full board about any significant cybersecurity incidents. The full board also receives briefings from management on key components of our programs and any pressing risk or compliance matters.

Our management team, including the Chief Information Security Officer, is responsible for assessing and managing material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our Chief Information Security Officer has over 25 years of experience in executive leadership across multiple industries in the areas of information security, digital transformation, and enterprise risk management.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public, or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

PART III.

Item 17.	Financial Statements

See “Item 18. Financial Statements.”

Item 18.	Financial Statements.

See the financial statements beginning on page F‑1.

Item 19.	Exhibits.

Exhibit Number		Description of Document
1.1

Third Amended and Restated Memorandum and Articles of Association of Bullish (filed as Exhibit 3.1 to Bullish’s Form F-1/A filed on August 11, 2025, File No. 333-288780, and incorporated herein by reference).

2.1	*	Description of Securities
4.1	#+

Employment Agreement, dated May 24, 2023, between Bullish US LLC and Thomas W. Farley (filed as Exhibit 10.1 to Bullish’s Form F-1/A filed on August 11, 2025, File No. 333-288780, and incorporated herein by reference).

4.2	#+

Employment Agreement, dated May 24, 2023, between Bullish US LLC and David W. Bonanno (filed as Exhibit 10.2 to Bullish’s Form F-1/A filed on August 11, 2025, File No. 333-288780, and incorporated herein by reference).

4.3	#+

Retention Bonus Agreement, dated August 28, 2024, between Bullish US LLC and Thomas W. Farley (filed as Exhibit 10.3 to Bullish’s Form F-1/A filed on August 11, 2025, File No. 333-288780, and incorporated herein by reference).

4.4

Form of Indemnity Agreement between Bullish and each of the directors and executive officers of Bullish (filed as Exhibit 10.4 to Bullish’s Form F-1/A filed on August 11, 2025, File No. 333-288780, and incorporated herein by reference).

4.5	+	2025 Omnibus Incentive Plan (filed as Exhibit 10.5 to Bullish’s Form F-1/A filed on August 11, 2025, File No. 333-288780, and incorporated herein by reference).
4.6	#

Amended and Restated Loan Agreement dated December 12, 2023, between Bullish Global and SPV KY Limited, as assignee of block.one (filed as Exhibit 10.6 to Bullish’s Form F-1/A filed on August 11, 2025, File No. 333-288780, and incorporated herein by reference).

4.7	*	Form of Director Services Agreement
8.1		List of Subsidiaries (filed as Exhibit 21.1 to Bullish's Form F-1/A filed on August 11, 2025, File No. 333-288780, and incorporated herein by reference)
11.1	*	Bullish Insider Trading Policy
11.2	*	Code of Ethics
12.1	*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2	*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1	**	Certification of Chief Executive Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350
13.2	**	Certification of Chief Financial Officer Under Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.
15.1	*	Consent of Deloitte and Touche LLP.
97.1	*	Bullish Clawback Policy
101.INS	*	Inline XBRL Instance Document
101.SCH	*	Inline XBRL Taxonomy Extension Schema Document
101.CAL	*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	*	Inline XBRL Taxonomy Extension Label Linkbase Document Section 1350
101.PRE	*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

** Furnished herewith.

# Certain information has been redacted from this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material. The Registrant hereby agrees to furnish an unredacted copy of the exhibit to the Commission upon request.

+ Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

BULLISH
By:	/s/ Jose A. Torres

	Name:	Jose A. Torres
	Title:	Chief Accounting Officer

Date: March 9, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Bullish

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bullish (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income/(loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Digital assets held – inventories, Digital assets held – intangible assets, and Digital assets held – financial assets — Refer to Notes 2, 3, and 12 to the financial statements

Critical Audit Matter Description

The Company holds its own digital assets as well as those held on behalf of customers in digital wallets managed by the Company and third-party custodians. We identified the Company’s use of complex processes and systems to access and transact its own digital assets and digital assets held on behalf of its customers as a critical audit matter because the nature and extent of audit effort required to obtain sufficient appropriate audit evidence to address the risk of material misstatement related to the rights and obligations of digital assets requires an increased extent of effort, and significant involvement of more experienced engagement team members.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to digital assets and the Company's rights and obligations to those digital assets include the following, among others:

●

We obtained evidence of management’s ability to access and transact assets held in digital wallets through observing the movement of selected digital assets using our proprietary audit tool that independently obtains information from public blockchains.

●	We independently obtained confirmations from third-party custodians.

●	We evaluated the reliability of audit evidence obtained from public blockchains.

●

We involved experienced engagement team members in testing the design and implementation of controls within the Company’s private key management process including controls related to access, key generation, and segregation of duties across the processes.

●

We obtained, read, and evaluated Service Organization Controls 1 and 2 reports for relevant controls at the third-party custodians. In addition, we tested relevant complementary user entity controls for design and implementation effectiveness.

●

We performed a roll forward of the beginning balance of digital asset inventories, intangible assets, and financial assets to the ending balance and substantively tested the purchases and sales of digital assets.

●	We consulted with subject matter experts regarding our planned audit response to address risks of material misstatements of rights and obligations of digital assets.

/s/ Deloitte & Touche LLP

San Francisco, California

March 9, 2026

We have served as the Company's auditor since 2021.

BULLISH

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS)

FOR THE YEAR ENDED December 31, 2025, 2024, AND 2023

(In thousands, except per share data)

		Year Ended December 31,
	Notes	2025	2024	2023
Digital assets sales	4	$244,811,387	$250,201,282	$116,492,159
Cost of digital assets derecognized	5	(244,733,087)	(250,104,770)	(116,419,218)
Other revenues	6	158,941	61,967	15,341
Change in fair value of digital assets held, net	7	(674,968)	207,043	1,351,832
Net spread related income and change in fair value of perpetual futures on the Exchange		(7,179)	(17,139)	(654)
Change in fair value of investment in financial assets	14	(36,034)	29,453	3,671
Administrative expenses	8	(182,188)	(153,119)	(104,211)
Other expenses	9	(60,425)	(46,079)	(34,465)
Finance expense	10	(52,369)	(38,529)	(2,983)
Change in fair value of derivatives		9,609	(12,190)	—
Change in fair value of financial liability at FVTPL	22	(20,100)	(43,350)	—
Income/(loss) before income tax		$(786,413)	$84,569	$1,301,472
Income tax benefit/(expense)	11	944	(5,005)	(1,457)
Net income/(loss)		$(785,469)	$79,564	$1,300,015

Attributable to:
Owners of the Group		(764,681)	78,527	1,299,167
Non-controlling interests		(20,788)	1,037	848
Net income/(loss)		$(785,469)	$79,564	$1,300,015

Other comprehensive income/(loss)
Items that will not be subsequently reclassified to profit or loss:
Revaluation of digital assets held as investments		409,644	1,020,339	—
Fair value gain/(loss) on financial liabilities designated as at FVTPL attributable to changes in credit risk	22	(3,050)	(16,350)	—
		$406,594	$1,003,989	$—
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations		1,676	(712)	—

Total comprehensive income/(loss)		$(377,199)	$1,082,841	$1,300,015

Attributable to:
Owners of the Group		(357,056)	1,072,710	1,299,167
Non-controlling interests		(20,143)	10,131	848
Total comprehensive income/(loss)		$(377,199)	$1,082,841	$1,300,015

Weighted average number of ordinary shares for the purposes of basic and diluted earnings/(loss) per share
Basic	28	127,723	112,664	112,500
Diluted	28	127,723	115,400	122,184
Earnings/(Loss) per share
Basic	28	$(5.99)	$0.70	$11.55
Diluted	28	$(5.99)	$0.68	$10.63

The accompanying notes are an integral part of these consolidated financial statements.

BULLISH

CONSOLIDATED BALANCE SHEETS

AS OF December 31, 2025 and 2024

(In thousands)

	Notes	December 31, 2025	December 31, 2024
		(Audited)	(Audited)
ASSETS
Non-current assets
Goodwill	15	$63,062	$61,475
Other intangible assets	15	31,104	33,298
Property and equipment and right-of-use assets	16	28,369	14,118
Deferred tax assets		2,865	2,088
Other assets	17	21,311	22,087
Restricted cash	18	5,727	1,968
Total non-current assets		$152,438	$135,034

Current assets
Digital assets held - inventories	12	$206,178	$573,876
Digital assets held - intangible assets	12	1,537,071	1,878,268
Digital assets held - financial assets	12	1,037,915	132,649
Loan and other receivables - digital assets	13	446,481	166,388
Derivative financial instruments	25	—	—
Investments in financial assets	14	404,144	86,173
Other assets	17	47,502	21,209
Customer segregated cash		20,044	6,382
Restricted cash	18	16,839	15,893
Cash and cash equivalents	19	87,892	31,540
Total current assets		$3,804,066	$2,912,378

Total assets		$3,956,504	$3,047,412

LIABILITIES
Non-current liabilities
Borrowings from related parties	22	$505,600	$482,450
Convertible redeemable preference shares	20	—	47,879
Digital assets loan payable	23	5,267	20,613
Lease liabilities		14,378	10,756
Deferred tax liabilities		18	6
Other payables	21	3,000	—
Total non-current liabilities		$528,263	$561,704

Current liabilities
Customer segregated cash liabilities		$20,044	$6,382
Borrowings	22	49,982	25,000
Digital assets loan payable	23	334	—
Lease liabilities		5,524	4,246
Other payables	21	54,028	49,421
Total current liabilities		$129,912	$85,049

Total liabilities		$658,175	$646,753

Net assets		$3,298,329	$2,400,659

EQUITY
Share capital and share premium	24	$5,110,063	$3,821,537
Option premium on convertible redeemable preference shares		—	18,399
Reserves		774,224	858,797
Accumulated deficit		(2,668,100)	(2,309,053)
Total shareholders' equity attributable to the owners of the Group		$3,216,187	$2,389,680

Non-controlling interests		82,142	10,979

Total equity		$3,298,329	$2,400,659

The accompanying notes are an integral part of these consolidated financial statements.

BULLISH

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED December 31, 2025, 2024, AND 2023

(In thousands)

				Reserves
			Option
			premium on		Revaluation			Total equity
			convertible	Share-	reserves for			attributable
			redeemable	based	digital assets			to the	Non-
	Share	Share	preference	payment	held as	Other	Accumulated	owners of	controlling	Total
	capital	premium	shares	reserves	investments	reserves	deficit	the Group	interests	equity
As of January 1, 2023	$225	$3,786,883	$245,802	$62,584	$—	$—	$(2,212,658)	$1,882,836	$—	$1,882,836
Net income	—	—	—	—	—	—	1,299,167	1,299,167	848	1,300,015
Total comprehensive income	—	—	—	—	—	—	1,299,167	1,299,167	848	1,300,015
Redemption of convertible redeemable preference shares	—	—	(227,403)	—	—	—	227,403	—	—	—
Equity settled share-based payments	—	—	—	6,173	—	—	—	6,173	—	6,173
Deemed contribution from shareholder	—	—	—	—	—	73,979	—	73,979	—	73,979
Dividend declared and approved during the year	—	—	—	—	—	—	(1,980,709)	(1,980,709)	—	(1,980,709)
As of December 31, 2023 and January 1, 2024	$225	$3,786,883	$18,399	$68,757	$—	$73,979	$(2,666,797)	$1,281,446	$848	$1,282,294
Net income	—	—	—	—	—	—	78,527	78,527	1,037	79,564
Other comprehensive income/(loss) for the period	—	—	—	—	1,011,055	(16,872)	—	994,183	9,094	1,003,277
Total comprehensive income/(loss)	—	—	—	—	1,011,055	(16,872)	78,527	1,072,710	10,131	1,082,841
Issuance of shares, including exercise of stock options	1	34,428	—	(21,492)	—	—	—	12,937	—	12,937
Equity settled share-based payments	—	—	—	22,587	—	—	—	22,587	—	22,587
Transfer of revaluation gain of digital assets held as investments upon disposal	—	—	—	—	(279,217)	—	279,217	—	—	—
As of December 31, 2024 and January 1, 2025	$226	$3,821,311	$18,399	$69,852	$731,838	$57,107	$(2,309,053)	$2,389,680	$10,979	$2,400,659
Net loss	—	—	—	—	—	—	(764,681)	(764,681)	(20,788)	(785,469)
Other comprehensive income/loss for the period	—	—	—	9	408,914	(1,298)	—	407,625	645	408,270
Total comprehensive income/(loss)	—	—	—	9	408,914	(1,298)	(764,681)	(357,056)	(20,143)	(377,199)
Issuance of shares related to IPO	69	1,209,125	—	—	—	—	—	1,209,194	—	1,209,194
Issuance of shares including exercise of stock options	—	4,432	—	(2,836)	—	—	—	1,596	—	1,596
Conversion of redeemable preference shares to share premium	6	66,272	(18,399)	—	—	—	—	47,879	—	47,879
Conversion of Bullish Global shares to Ordinary shares	—	8,622	—	—	2,291	(30)	(8,898)	1,985	(1,985)	—
Change in non-controlling interest in BMC1	—	—	—	(12,887)	(38,703)	(2,182)	(39,520)	(93,292)	93,291	(1)
Equity settled share-based payments	—	—	—	16,201	—	—	—	16,201	—	16,201
Transfer of revaluation gain of digital assets held as investments upon disposal	—	—	—	—	(454,052)	—	454,052	—	—	—
As of December 31, 2025	$301	$5,109,762	$—	$70,339	$650,288	$53,597	$(2,668,100)	$3,216,187	$82,142	$3,298,329

The accompanying notes are an integral part of these consolidated financial statements.

BULLISH

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED December 31, 2025, 2024, AND 2023

(In thousands)

	Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net income/loss	$(785,469)	$79,564	$1,300,015
Adjustments for:
Interest income	(14,822)	(12,241)	(12,046)
Debt interest expense	51,595	37,466	2,174
Lease interest expense	775	1,063	809
Net foreign exchange loss	—	390	123
Share-based payments expenses	16,201	22,587	6,173
Depreciation of property and equipment and right-of-use assets	4,822	6,199	5,423
Amortization of other intangible assets	2,245	2,348	—
Impairment of right-of-use asset	—	956	—
(Gain)/loss from revaluation of digital assets and other investments in financial assets at FVTPL, net	181,264	(261,097)	(1,354,190)
(Gain) from derecognition of lease	(415)	—	—
Change in fair value of financial liability at FVTPL	20,101	43,350	—
Impairment losses of digital assets	497,442	24,601	—
Operating cash flows before changes in operating assets and liabilities	(26,261)	(54,814)	(51,519)
Increase in other assets	(56,634)	(9,402)	(2,869)
Decrease in deferred tax assets	(777)	1,610	1,480
Decrease in digital assets held - inventories	324,767	(49,341)	139,187
Decrease/(increase) in digital assets held - intangible assets	—	—	—
Decrease/(Increase) in digital assets held - financial assets	(242,873)	92,402	(224,769)
Decrease/(increase) in digital assets held - loan receivable	—	(28,534)	65,896
Increase/(decrease) in other payables	7,608	44	96
Increase/(decrease) in customer segregated cash liabilities	13,662	6,320	(66,022)
Increase/(decrease) in deferred tax liabilities	12	(19)	(17)
Interest received	9,129	11,755	11,869
Net cash provided by/(used in) operating activities	$28,632	$(29,979)	$(126,668)

Cash flows from investing activities
Cash paid from business combinations	—	(4,625)	1,290
Purchase of investment in financial assets	(24,619)	$(25,000)	$—
Proceeds on investment in financial assets	48,213	167	3,568
Purchase of property and equipment	(9,931)	(391)	(966)
Proceeds on disposal of property and equipment	—	—	32
Purchase of digital assets held - intangible assets	(41,858)	(3,320)	—
Prepayment on intangible assets	(250)	(12,001)	—
Proceeds on disposal of digital assets held - intangible assets	30,549	86	—
Net cash provided by/(used in) investing activities	$2,104	$(45,084)	$3,924

Cash flows from financing activities
Net proceeds from issuance of Ordinary shares	$59,194	$—	$—
Interest paid	(40,733)	(21,096)	(2,983)
Repayment of convertible redeemable preference shares	—	—	(714,565)
Dividends paid	—	—	(534,644)
Proceeds from borrowings	174,300	25,000	43,000
Repayment of borrowings	(149,302)	—	—
Repayment on lease liabilities	(1,064)	(4,884)	(3,460)
Net cash provided by/(used in) financing activities	$42,395	$(980)	$(1,212,652)

Net increase/(decrease) in cash and cash equivalents, customer segregated cash and restricted cash	73,131	(76,043)	(1,335,396)
Cash and cash equivalents, customer segregated cash and restricted cash at beginning of the period	55,783	131,526	1,466,922
Effects of exchange rate changes on cash and cash equivalents, customer segregated cash and restricted cash	1,588	300	—
Cash and cash equivalents, customer segregated cash and restricted cash at end of the period	$130,502	$55,783	$131,526

Cash and cash equivalents, customer segregated cash and restricted cash consisted of the following:
Customer segregated cash	20,044	6,382	62
Restricted cash	22,566	17,861	18,563
Cash and cash equivalents	87,892	31,540	112,901
Total cash and cash equivalents, customer segregated cash and restricted cash	$130,502	$55,783	$131,526

Supplemental schedule of non-cash investing and financing activities
Recognition of right-of-use assets against lease liabilities	$10,460	$8,445	$826
Purchase of digital assets held - intangible assets	(103,538,633)	(5,603,647)	—
Proceeds on disposal of digital assets held - intangible assets	103,216,609	5,554,368	—
Digital asset loan receivables made, net	248,073	78,498	—
Digital asset pledged as collateral posted, net	51,692	22,488	—
Interest Received in Digital Assets	5,323	—	—
Acquisition of subsidiary paid via USDC	—	—	(72,574)
Investments in financial assets paid via USDC, net	(6,086)	(30,784)	(1,000)
Prepayment on intangible assets made	(4,001)	(8,043)	—
Non-Cash Purchase of investment	489,748	—	—
Non-Cash Proceeds of Sales of Investments	(108,301)	—	—
Acquisition of subsidiary paid via USDC	—	—	(72,574)
Interest paid in digital assets	(11,636)	(8,668)	—
Repayment of convertible redeemable preference shares via digital assets	—	—	(472,359)
Proceeds from borrowings via digital assets	3,185,184	—	453,729
Repayment from borrowings via digital assets	(3,185,202)	—	—
Proceeds from digital assets loan payable via digital assets	654,864	—	—
Repayments from digital assets loan payable via digital assets	(654,726)	—	—
Dividends paid via digital assets	—	—	(1,494,219)
Proceeds from issuance of ordinary shares	1,150,000	—	—

The accompanying notes are an integral part of these consolidated financial statements.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1  General information

Bullish (the “Company”) is an exempted company incorporated and domiciled in the Cayman Islands with limited liability. The Company and its subsidiaries are collectively referred to as “the Group.” These audited consolidated Financial Statements are as of years ended December 31, 2025, 2024, and 2023.

Prior to July 23, 2024, the Company was majority owned by block.one. Effective July 23, 2024 and August 21, 2024, block.one transferred the majority of the Class A common shares in tranches to certain of its shareholders.

The principal activity of the Group is providing infrastructure and information services. This includes the operations of its subsidiary, Bullish (GI) Limited, which operates a digital asset trading platform (the "Exchange") and CoinDesk Inc. ("CoinDesk") which provides digital asset media and information services. On October 9, 2024 the Group completed the acquisition of Crypto Coin Comparison Ltd ("CCData").

The Audited Financial Statements are presented in United States dollars, which is the same as the functional currency of the Group.

Operating segments are defined as components of an entity for which separate financial information is available and that are regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. For the Group, the Chief Executive Officer (“CEO”) serves as the CODM. The CODM reviews financial information presented on a global consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Group has determined that it operates as one operating segment and one reportable segment.

Initial Public Offering

In August 2025, the Group completed its initial public offering (“IPO”) on the New York Stock Exchange (“NYSE”) under the ticker symbol “BLSH,” in which the Company issued and sold 34,500,000 Ordinary shares to the public, inclusive of the underwriters’ over-allotment option which was exercised in full, at a price of $37.00 per share. The IPO resulted in net proceeds to the Company of $1,212.7 million after deducting the underwriting discounts and commissions and before deducting offering costs of $3.5 million, which were charged to Share premium as a reduction of the net proceeds received from the IPO.

Reverse Stock Split and IPO Reorganization

On July 31, 2025, the Company’s Board of Directors approved a reverse stock split of the Company’s Class A common shares, Class B preference shares, and Class C common shares on a 1-for-2 basis (the “Reverse Split”) which became effective on August 1, 2025. Accordingly, all holders of record of Class A common shares and Class B preference shares on August 1, 2025 (no Class C common shares were outstanding on such date), received respectively one issued and outstanding Class A common share and one issued and outstanding Class B preference share of the Company in exchange for two issued and outstanding Class A common shares and two issued and outstanding Class B preference shares of the Company. No fractional shares were issued in connection with the Reverse Split. All fractional shares created by the Reverse Split were rounded up to the nearest whole number of shares.

All information referencing outstanding shares of the Company, including earnings and loss per share, in the current and comparative periods presented herein give retroactive effect to the Reverse Split.

The following transactions impacting shares, options, and restricted stock units (“RSUs”) in Bullish Global and BMC1 interests occurred in connection with the IPO Reorganization and are adjusted for the effect of the Reverse Split described above.

•	Immediately prior to the completion of the IPO, the Company redesignated Class A shares as Ordinary shares;

•	Bullish Global RSUs converted into RSUs of Ordinary shares on a 1-for-2 basis;

•

Bullish Global options converted into options to acquire Ordinary shares on a 1-for-2 basis with the exercise price for each converted option being twice the pre-conversion exercise price (subject to the same vesting conditions); and

•

Certain conversion rights with respect to the BMC1 equity became effective. These conversion rights, subject to vesting, entitle holders of an aggregate outstanding 13,643,618 units of BMC1 equity to receive 7,075,504 Ordinary shares.

Immediately prior to the completion of its IPO, and pursuant to the Amended and Restated Memorandum and Articles of Association, the Group was authorized to issue 750,000,000 Ordinary shares of a par value of $0.002, and all of its issued and outstanding Common shares and Preference shares were converted into and re-designated as Ordinary shares of a par value of $0.002 on a one-for-one basis.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subsequently, as part of the transaction that, collectively with the Reverse Split and the issuance of Ordinary shares to the third party investor in Bullish Global, we refer to as the "IPO Reorganization," the 2,735,938 issued and outstanding Class B preference shares (post Reverse Split) were mandatorily converted into an equal number of Ordinary shares. The accounting for this conversion involved derecognizing the $47.9 million financial liability associated with the Convertible redeemable preference shares and reclassifying the $18.4 million Option premium on convertible redeemable preference shares equity component; both amounts were transferred to Share capital and Share premium.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies

The accounting policies have been consistently applied to the current and prior periods presented, as are the methods of computation, unless otherwise stated below.

2.1 Basis of preparation

(i)	Compliance with IFRS

The consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB). Certain prior year information has been reclassified to conform with current year presentation.

(ii)	Going Concern

The directors have, at the time of approving the financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the financial statements.

(iii)	Reclassification of digital assets

Effective January 1, 2024, the Group has reclassified the digital assets held on the balance sheet, aligning the presentation with its strategic objectives and the evolving nature of its operations. This reclassification aims to enhance the relevance and reliability of information presented in the financial statements, in accordance with IFRS requirements.

Prior to this date, all digital assets, excluding digital financial assets, were classified as inventories under IAS 2. These assets were primarily utilized to facilitate market-making activities on the Bullish Exchange. Under this classification, digital assets were measured at fair value less costs to sell, with changes in fair value recognized in the consolidated statement of profit or loss. This approach was consistent with the Group’s strategy to generate profits from margins and price fluctuations through active trading and market-making operations.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.1	Basis of preparation (continued)

(iii)	Reclassification of digital assets (continued)

Commencing January 1, 2024, the Group has reclassified certain portfolios of digital assets not allocated for market-making purposes from inventory to indefinite-life intangible assets under IAS 38. This classification underscores the Group’s strategic focus on utilizing certain digital assets for long-term investment and capital appreciation, as opposed to immediate market-making activities. During 2023, the Group undertook a strategic transformation of its business model to distinctly manage portfolios of digital assets for both market- making and investment purposes. This transformation was executed through the segregation of digital assets into separate entities and wallets, each designated for these specific fundamental uses. The reclassification ensures that the financial statements more accurately reflect the Group’s financial position and performance, aligning with its strategic objectives for 2024 and beyond.

The reclassification was applied prospectively reflecting the change in facts and circumstances related to the Group’s business model. The Group’s business model changed on January 1, 2024, resulting in separately managed portfolios for digital assets held under IAS 38 from those held under IAS 2. The reclassification was applied utilizing the revaluation method as digital assets are traded in active markets.

For the purpose of revaluation, fair value is measured by reference to the Company’s principal market at subsequent measurement dates. This change would impact Other Comprehensive Income (“OCI”) as increases in the fair value of these intangible assets are recognized directly in equity under “Revaluation reserves for digital assets held as investments”. This reserve represents the revaluation adjustment of intangible assets, capturing the change of fair value from their weighted average cost prospectively on or after January 1, 2024. In reclassifying the Group’s digital assets, the costs to sell did not have a material impact on the revaluation adjustment. The Group’s senior management determines a change in the business model as a result of external or internal changes significant to the Group’s operations.

(iv)	Change in accounting principle

Safeguarding digital assets and digital asset safeguarding liabilities

On January 30, 2025, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin (“SAB”) No. 122 (“SAB 122”). SAB 122 rescinds the previously-issued interpretative guidance included within SAB 121 with respect to accounting for obligations to safeguard digital assets that an entity holds for its customers. SAB 122 directs an entity to apply IAS 37 Provisions, Contingent Liabilities and Contingent Assets to determine whether an entity has a liability related to risk of loss from an obligation to safeguard digital assets for customers. The Group has adopted SAB 122 as of December 31, 2024 on a retrospective basis. As a result of the adoption of SAB 122, the Group derecognized the safeguarding digital assets of US$117.6 million and digital asset safeguarding liabilities of US$117.6 million during the year ended December 31, 2024, previously recognized in the consolidated financial statements during the year ended December 31, 2023. This change had no impact on revenue, operating income, net income, earnings per share, or any other components of equity or net assets.

(v)	New standard and amendments to standards which are effective for the current year

In the current year, the Group adopted Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates – Lack of Exchangeability issued by the International Accounting Standards Board (IASB) that is mandatorily effective for an accounting period that begins on or after January 1, 2025. This Amendment clarifies how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. The adoption of this amendment has not had any material impact on the disclosures or on the amounts reported in these financial statements.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.1	Basis of preparation (continued)

(vi)	New standard and amendments to standards which are not yet effective

The Group has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. The Group is in the process of reviewing the effects of applying the new standards and amendments on the consolidated financial statements and plans to adopt the new standards and amendments in the required fiscal years.

Amendments to IFRS 9 and IFRS 7 (Classification & Measurement)

These amendments address diversity in practice by making the requirements more understandable and consistent. The amendments:

(a) clarify the date of recognition and derecognition of certain financial assets and liabilities, with a new exception for certain financial liabilities settled through an electronic cash transfer system to be derecognized before the settlement date if certain criteria are met;

(b) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

(c) add new disclosures for certain instruments with contractual terms that can change cash flows (such as certain instruments with features linked to the achievement of environment, social and governance (ESG) targets), and

(d) update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

An entity is required to apply these amendments for all annual periods beginning on or after January 1, 2026 with earlier application permitted.

Amendments to IFRS 9 and IFRS 7 (Nature-dependent electricity contracts)

These amendments help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements (PPAs), in the light of the increased use of these contracts. An entity is required to apply these amendments for all annual periods beginning on or after January 1, 2026 with earlier application permitted.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Furthermore, the IASB has made minor amendments to IAS 7 and IAS 33 Earnings per Share.

IFRS 18 introduces new requirements to:

•	present specified categories and defined subtotals in the statement of profit or loss

•	provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements

•	improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions.

IFRS 19 Subsidiaries without Public Accountability: Disclosures

IFRS 19 replaces which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures better suited to the needs of the users of their financial statements, as well as to keep only one set of accounting records to meet the needs of both their parent company and the users of their financial statements. An entity is required to apply IFRS 19 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted.

Amendments to IFRS 21 The Effects of Changes in Foreign Exchange Rates

The amendments clarify how companies should translate financial statements from a non-hyperinflationary currency into a hyperinflationary one. An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted.

2.2 Principles of consolidation and equity accounting

(i)	Basis of accounting

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain assets that are measured at revalued amounts or fair values at the end of each reporting period. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability which market participants take into account when pricing the asset or liability at the measurement date.

(ii)	Basis of consolidation

The consolidated financial statements for December 31, 2025, 2024 and 2023, incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved when the Group:

•	has the power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.2	Principles of consolidation and equity accounting (continued)

(iii)	Basis of consolidation (continued)

Consolidation of a subsidiary begins when the company obtains control over the subsidiary and ceases when the company loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the company gains control until the date when the company ceases to control the subsidiary.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Group and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

2.3	Business combinations and restructuring

Business combination

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred. At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Goodwill

Goodwill is initially recognized and measured as set out above.

Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.3	Business combinations and restructuring (continued)

On disposal of a cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

2.4	Revenue recognition

The Exchange generates revenue through transaction fees charged on the platform for digital asset matching services (“Peer-to-Peer transaction”) and for trading of digital assets through the Automated Market Marking Instructions (“AMMI") transactions.

Spot / AMMI transactions

Peer-to-Peer Transactions — Transaction fees

On Peer-to-Peer transactions, the Exchange provides a digital asset matching service and facilitates the ability for a customer to purchase or sell digital assets from or to another customer on the Exchange.

The Exchange performs these services on behalf of customers and it does not control the digital asset being provided before it is transferred to the buyer, does not have inventory risk related to the digital asset, and is not responsible for the fulfilment of the digital assets. The Exchange also does not set the price for the digital asset as the price is set by customers of the Exchange (including the Automated Market Markers, “AMM”). The Exchange’s digital asset matching service represents a single performance obligation. As a result, the Exchange acts as an agent in facilitating the ability for a customer to purchase or sell digital assets from another customer in accordance with IFRS 15 and presents revenue for the transaction fees charged on a net basis.

The Exchange considers its performance obligation satisfied, and recognizes revenue, at the point in time the transaction is processed. Contracts with customers are usually open-ended and can be terminated by either party without a termination penalty. Therefore, contracts are defined at the transaction level and do not extend beyond the service already provided.

The Exchange charges a fee at the transaction level. The transaction price, represented by the transaction fee, is calculated based on volume and may vary depending on payment type and the value of the transaction. The transaction fee is collected from the customer at the time the transaction is executed. In certain instances, the transaction fee can be collected in digital assets, with revenue measured based on the amount of digital assets received and the fair value of the digital assets at the time of the transaction. The Exchange sets the fee rates, which may differ between transaction pairs according to whether the customer is a maker (adding to the order book) or taker, and rules as to the priority in which orders are filled from existing liquidity.

AMMI Transaction — Sales of digital assets by the AMMI to customers

The Exchange earns a spread when customers trade assets against the Exchange’s AMM. The order price for the assets under the AMMI is generated by the pricing algorithms developed by the Group, and the Exchange earns a spread which is included in the quoted price as a market-making fee. The spread comprises (i) a fixed base spread and (ii) a variable dislocation spread that is determined algorithmically. The dislocation spread generally increases at times of higher volatility of the relevant trading pair. In addition, the Exchange charges a fee on each transaction where the AMM sells digital assets to customers. The price is set by the Group and is collected from the customer at the time the transaction is executed.

As these transactions occur against the Exchange’s AMM using the Group’s automated market making algorithm, the Exchange determined that in these transactions the Exchange controls the digital asset being provided before it is transferred to the buyer, has inventory risk related to the digital asset, and is responsible for the fulfilment of the digital asset. The Exchange’s proprietary automated market-marking algorithm sets the price at which the Exchange transacts. As a result, the Exchange acts as a principal in these transactions in accordance with IFRS 15.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.4	Revenue recognition (continued)

When the AMMI sells digital assets to spot or margin customers, revenue generated is presented on a gross basis. The Group, upon completion of the transaction, recognizes revenue under “Digital asset sales on the Exchange” in Note 4 .

As described in Note 2.8 below, the digital assets under the AMMI are accounted for as inventories under IAS 2 and measured at fair value, with change in fair value recognized in the consolidated statement of profit or loss. When the digital asset is sold, revenue is recognized in “Digital asset sales on the Exchange” in Note 4 and “Digital asset sales” in the consolidated statement of profit and loss. Therefore, the cost of digital assets derecognized from the AMMI represents the fair value of digital assets at the time it is sold and is presented under “Cost of digital asset derecognized on the Exchange” in Note 5 below and “Cost of digital asset derecognized” in the consolidated statement of profit and loss. The exchange digital asset sales less cost of digital assets derecognized effectively represents the transaction spread and fees earned from AMMI transaction services when assets of the AMMI are sold to a spot or margin customer.

The transaction price represented by the fair value of consideration received may vary depending on the payment type. When the transaction price is denominated in digital assets, the Exchange measures revenue based on the amount and fair value of digital assets received at the time of the trade.

AMMI Transactions — Purchase of digital assets by the AMMI from customers

For customers’ sales of digital assets to the AMMI (i.e., purchase of digital assets by the AMMI), because the transaction price reflects a transaction spread, the Group records the spread as a positive change to the fair value of the digital assets in the consolidated statement of profit or loss. The transaction price is remeasured at fair value with the changes to fair value included within the “Change in fair value of digital assets inventories, arising from purchase of digital assets on the Exchange” in Note 7 and under the “Change in fair value of digital assets held, net” in the consolidated statement of profit and loss and other comprehensive income.

Perpetual contracts transaction

Perpetual market fees charged by the Exchange are based on the notional value of filled orders.

The Group provides a service to match or fulfill customers’ orders to trade perpetuals. The customer terms of service (the contracts with customers) are usually open-ended and can be terminated by either party without a termination penalty. The Exchange acts as counterparty to each customer’s contract as a “riskless principal” (i.e., the Exchange does not take risk on a customer’s default on the contract, instead such default risk is borne by customers with opposite positions). In addition, the Group’s subsidiary, BTH, acts as liquidity provider to the Exchange and takes positions in the perpetual contracts as an Exchange customer. Therefore, the Exchange is a counterparty to BTH on one contract and another customer on the other offsetting contract.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.4	Revenue recognition (continued)

When the Group fulfills the customers’ order, the Funding Amount for perpetual contracts is determined by the funding rate, the contract’s Notional Value, and whether the position is long or short. The Funding Amount acts as a transaction cost and is calculated hourly, payable or receivable upon settlement. Settlement and funding occur hourly, with settlement netted by positions in the same trading account with the same counterparty.

Perpetual contracts are regarded as principal transactions. Consequently, any funding income or expense and fair value changes of these contracts are recorded in the ‘Net spread related income and change in fair value of perpetual futures on the Exchange’ of the consolidated statement of profit or loss and other comprehensive income.

Liquidity service fees and promotional incomes

As a platform facilitating digital asset transactions, the Group’s revenue includes revenue and rewards obtained through collaborative activities with digital asset issuers or promoters. These activities encompass marketing campaigns, incentives, and other initiatives aimed at enhancing the adoption and usage of specific digital assets on the Exchange. The recognition of revenue and rewards is contingent upon the terms and conditions agreed upon with the digital asset issuers.

The income derived from these arrangements is subject to various factors, such as the balance of digital assets held under the Group, trading volume, depth of liquidity, the custody of the Exchange, and the prevailing interest rate environment. Revenue and rewards are recognized when the associated activities are performed, and the resulting revenue can be reasonably estimated. Revenue is recognized over time in accordance with IFRS 15 as liquidity and promotional performance obligations are satisfied, with fees in digital assets recognized using the fair value of the underlying digital asset upon recognition.

These revenues are recorded as “Other revenues” in the consolidated statement of profit or loss and within “Subscription and services revenue” in Note 6.

Revenue from event admission, sponsorship, advertising and data revenue

The Group recognizes revenue by identifying when control of goods or services is transferred to customers in accordance with IFRS 15. For advertising and sponsorships, revenue is recognized over the period during which advertisements are displayed or sponsorship commitments are fulfilled. Revenue from ticket sales, booth sales and event admissions is recognized at the point in time when the event occurs. Indices data and other data provision fees are recognized over the period services are provided or as contractual obligations are fulfilled. Revenue is measured based on the consideration specified in contracts with customers. It is recorded as “Other revenues” in the consolidated statement of profit or loss.

Lending arrangements

Recognition of interest earned on loan receivable

The Group charges interest on outstanding loan amounts on a regular basis and applies the effective interest method under IFRS 9 Financial Instruments (“IFRS 9”) for cash loans.

Recognition of consideration for lending of digital assets

Loans made in digital assets are generally not financial instruments and do not qualify as a lease. The Group considers the consideration received for lending these assets as the economic equivalent of interest and recognizes it as Other revenue based on the notional value of the digital assets loaned and the duration of the lending arrangement.

In cases where the underlying asset qualifies as a financial asset under IFRS 9 (for example, certain fiat-redeemable stablecoins), the related lending arrangements are accounted for in accordance with IFRS 9. The Group recognizes fee income related to digital asset lending in "Other revenues."

Gain on Token Warrants

The Group enters into investment agreements with the objective of achieving capital appreciation upon the successful launch of the underlying tokens. Measurement of a gain or impairment occurs at the point which the underlying tokens become contractually unlocked, which occurs based on contractual unlock dates.

The gain is recognized to the extent that the fair market value of the token on the unlock date exceeds its cost basis. Management assesses for impairment annually or more frequently when indicators of impairment exist.

Any gains are presented net within “Other revenues.”

2.5	Customer segregated cash

The cash in spot accounts is accounted as an on-balance sheet item with a corresponding liability owed to customers. It represents restricted cash and cash equivalents maintained in the segregated bank accounts that are held for the exclusive benefit of customers. It is comprised of cash deposits held by the customers in their spot accounts and unsettled deposits and withdrawals. These balances are presented in the consolidated balance sheet under “Customer segregated cash”. The corresponding liability owed to customers is presented under “Customer segregated cash liabilities” in the consolidated balance sheet.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.6	Customer segregated digital assets held on behalf of margin customers including digital assets collateral

The assets received from margin customers and held in their spot accounts represent collateral to support the Group as a secured creditor of cash or digital asset loan receivables. The collateral received secures the lending, in the absence of an event of default, the Group has no ability to exercise control over the digital assets held in the spot account of the margin customer. Accordingly, the Group accounts for the digital assets in spot accounts of margin customers as off-balance sheet items.

2.7	Loan and other receivables — digital assets

Loan receivable represents loans made in digital assets via margin lending services, credit line facilities or other lending arrangements provided by the Exchange or the Group. For loans issued by the Exchange via margin lending services or credit line facility, each loan is collateralized by fiat and digital assets in the customer’s spot account on the Exchange with withdrawal limits and minimum collateral value requirements that must be met, and may additionally be backed by other acceptable credit support.

Other than the need to use loan proceeds for trading on the Bullish Exchange, the general terms of fiat and digital asset loans are as follows: There are no restrictions on the borrower’s ability to use the lent digital assets. Loans under the credit line facility or other lending arrangements have fixed-term maturities, while margin lending services on the Exchange have no defined maturity; these can typically be terminated by either party without a termination penalty. The interest or lending fee component is fixed, and neither call options nor put options are associated with these loans. Interest or lending fees are paid on a regular basis, with payments made hourly for margin lending services and mostly monthly for credit line facilities or other lending arrangements. Generally, loans and interest/lending fees must be repaid in the equivalent amount of the same digital assets or fiat currency lent.

For digital asset loan receivables, the Group derecognizes the original digital asset lent from its digital asset inventories and recognizes loan receivables measured initially and subsequently at the fair value of the underlying digital assets lent, less an allowance for expected credit losses, when the borrowed assets are transferred to the margin account or the borrower’s account. The change in fair value of digital asset loan receivables, which excludes credit risk, is recognized in the consolidated statement of profit or loss under “Change in fair value of digital assets held, net.” The change in allowance for expected credit losses is recognized in the consolidated statement of profit or loss under “Other expenses.” For fiat loans, the Group records a loan receivable that is measured at amortized cost, less an allowance.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.8	Digital assets pledged as collateral

The Group engages in borrowing and derivative transactions with third parties, requiring the deposit of digital assets as collateral. These arrangements stipulate that the Group may need to maintain a specific collateral- to-borrowings or margin ratio, pledging either fiat or digital assets as collateral for fiat borrowings or derivative transactions.

When counterparties have the right to sell, repledge, or rehypothecate the Group’s digital asset collateral, the Group derecognizes these digital assets from intangible assets. Instead, they are recorded as “Digital Assets Pledged as Collateral” under “Loan and other receivables — digital assets” in the Consolidated Balance Sheet. It is measured initially and subsequently at the fair value of the underlying digital assets pledged, less an allowance for expected credit losses, when the pledged assets are transferred from the Group’s accounts. The change in fair value of digital asset pledged as collateral, which excludes credit risk, is recognized in the consolidated statement of profit or loss within the “Change in fair value of digital assets held, net”. The change in allowance for expected credit losses is recognized in the consolidated statement of profit or loss under “Other expenses”, if any.

Conversely, if the counterparties do not have the right to sell, repledge, or rehypothecate the digital assets, these assets remain classified as digital assets held under intangible assets.

2.9	Digital assets held — intangible assets and inventories

Effective January 1, 2024, all digital assets have been classified as either intangible assets or inventory, reflecting their intended use within the Group’s updated operational business model framework.

For digital assets transacted on the Exchange, the Group has determined that these assets meet the definition of a broker-trader under IAS 2, and thus applies inventory treatment. These digital assets are measured at fair value less costs to sell, with changes in fair value recognized in the consolidated statement of profit or loss under “Change in fair value of digital assets held, net.”

For digital assets classified as intangible assets, if the carrying amount of a digital asset increases as a result of revaluation, the increase is recognized in OCI accumulated in Equity under Reserves. However, if the increase in the carrying amount of the digital asset reverses a previous revaluation decrease recognized in Net income/(loss), it is recognized in Net income/(loss).

Conversely, if the carrying amount decreases due to revaluation, the decrease is recognized in Net income/(loss). However, if there is a credit balance in the Revaluation reserves for that asset, the decrease is recognized in OCI, reducing the equity under the Revaluation reserves heading.

The cumulative Revaluation reserves included in Equity may be transferred directly to Accumulated deficit when the surplus is realized, either upon the retirement or disposal of the asset. Transfers from Revaluation reserves to Accumulated deficit are not recorded through Net income/(loss).

Digital assets held — intangible assets associated with decentralized finance protocols

The Group engages with decentralized finance (“DeFi”) protocols, which are smart contracts designed to perform specific functions, predominantly built on various blockchain platforms. These protocols enable the Group to provide or access liquidity and facilitate the exchange of digital assets directly on the blockchain.

To provide liquidity, the Group deposits or transfers its digital assets to the smart contracts of these decentralized finance protocols. In return, the Group typically receives protocol-specific digital assets that represent its claims on the underlying digital assets deposited.

Most decentralized finance protocols have the capability to utilize the Group’s deposited digital assets for various purposes, including lending or trading them with other participants in the DeFi protocol. Upon transferring digital assets to the smart contracts, the Group derecognizes the original digital assets and recognizes the protocol-specific digital assets received in return. Upon redeeming the protocol-specific asset for the underlying digital asset, the protocol-specific digital asset is derecognized and the returned digital asset is recognized.

As protocol-specific digital assets are classified as intangible assets utilizing the revaluation method, increases in the carrying amount of the protocol-specific digital assets as a result of revaluation is recognized in other comprehensive income and accumulated in equity under “Reserves” unless the increase reverses a previous revaluation decrease and consequently is recognized in profit or loss instead. Decreases in the carrying amount of the protocol-specific digital assets as a result of revaluation is recognized in profit or loss unless the decrease reverses a previous revaluation increase in the revaluation reserve for that protocol-specific digital asset and consequently is recognized in other comprehensive income instead.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

Impairment of fiat and digital asset loan receivable

The Group recognizes an allowance for expected credit losses on fiat and digital asset loan receivable that are measured at the fair value of fiat and digital assets lent less an allowance for expected credit losses. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective fiat margin loans and digital asset loan receivable.

The Group recognizes lifetime expected credit losses (“ECL”) for fiat and digital asset loans. When applicable, the expected credit losses on these financial assets are estimated based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument.

(a)	Definition of default

The Group considers a digital asset loan or fiat loan to be in default when the borrower fails to make contractual payments or satisfy any margin call when they fall due. In assessing credit risk in applying fair value, the Company considers detrimental impact on the estimated future cash flows of that loan have occurred such as when there is:

•	Significant financial difficulty of the borrower

•	A breach of contract, such as a default or past due event

•	It is becoming probable that the borrower will enter bankruptcy or other financial reorganization

(b)	Write-off policy

The Group writes off a fiat or digital asset loan receivable when there is information indicating that the borrower is in significant financial difficulty and there is no realistic prospect of recovery, e.g. when the borrower has been placed under liquidation or has entered into bankruptcy proceedings. Loans written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in the consolidated statement of profit or loss.

(c)	Measurement and recognition of expected credit losses

Digital assets loan receivable under the Credit Line Facility are measured based on the assumption that repayment of the loan is demanded at the measurement date. The digital asset loan is initially recognized and remeasured on each reporting date at the fair value of the digital assets lent less any allowance for expected credit losses. In measuring the expected credit loss of digital asset loans under the Credit Line Facility, the Group considers the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The expected loss for a given credit line facility is the product of the net credit shortfall at default and probability of default. The net credit shortfall estimates the amount of the likely loss if there is a default after taking into account recovered amounts. It is determined based on the product of the amount the Group expects to be owed by a borrower at the time of possible default and likely recovery rate of collateral. The Group is entitled to exercise rights to sell or liquidate the collateral in the borrowers’ spot account on the Exchange if the borrowers fail to maintain the value of the collateral in their spot account at the pre-agreed margin level within a specified time. In determining the probability of default, the Group will consider the guarantee arrangement where the Group can enforce the guarantee to repay the shortfall when there is a default event.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.9	Digital assets held — intangible assets and inventories (continued)

(c)	Measurement and recognition of expected credit losses (continued)

The Group recognizes an impairment gain or loss in profit or loss for all loan receivable with a corresponding adjustment to their carrying amount through an allowance account.

2.10	Digital assets held — financial assets

Stablecoins that are contractually redeemable for fiat currency on demand, are classified as financial assets measured at fair value in accordance with IFRS 9. These assets are reported under “Digital assets held — financial assets”. These assets are stablecoins that are contractually redeemable for fiat currency on demand. In addition to these stablecoins, the Group also classifies certain DeFi protocol tokens funded by these stablecoins as Digital assets held – financial assets. See the Group’s policy for accounting for financial assets below in Note 2.11.

2.11	Financial instruments and financial assets

Financial assets and financial liabilities are recognized in the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value, except for trade receivables that do not have a significant financing component which are measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

(i)	Classification of financial assets

Debt instruments that meet the following conditions are measured subsequently at amortized cost:

•	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

By default, all other financial assets are measured subsequently at fair value through profit or loss (“FVTPL”). Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in consolidated statement of profit or loss.

Amortized cost and effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period.

For financial assets other than purchased or originated credit-impaired financial assets (i.e. assets that are credit impaired on initial recognition), the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.11	Financial instruments and financial assets (continued)

(i)	Classification of financial assets (continued)

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any loss allowance.

Interest income is recognized using the effective interest method for debt instruments measured subsequently at amortized cost. For financial assets other than purchased or originated credit-impaired financial assets, interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset. If, in subsequent reporting periods, the credit risk on the credit- impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in consolidated statement of profit or loss.

2.12	Investments in Financial Assets

The Group maintains investments in fund and equity instruments designed to provide exposure to underlying digital assets and crypto-related indices.

Investments in financial assets are initially recognized at fair value. When an existing digital asset is derecognized to fund a new investment, the cost basis of the new instrument is established based on the fair value of the contributed asset.

Financial assets and fund investments are remeasured to fair value at the end of each reporting period. Unrealized fair value gains or losses are recognized in the consolidated statement of profit or loss within the line item "Change in fair value of investment in financial assets." Realized gains and losses are presented in a separate line item.

2.13	Financial liabilities and equity

(i)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

(ii)	Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Repurchase of the Group’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.13	Financial liabilities and equity (continued)

(iii)	Compound instruments

The component parts of convertible redeemable preference shares issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Group’s own equity instruments is an equity instrument.

At the date of issue, the liability component related to the redemption amount arises from the early redemption feature associated with the preference shares which requires the Group to repurchase preference shares in cash at a price equal to a Guaranteed Amount upon the occurrence of certain triggering events. The present value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

The value of the conversion option and other remaining features i.e. liquidation preference and dividend rights that are classified as equity is determined by deducting the amount of the liability component and embedded derivative, if any, from the fair value of the compound instrument as a whole. This is recognized and included in equity, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share premium. Where the conversion option remains unexercised at the maturity date of the liability component, the balance recognized in equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible redeemable preference shares are allocated to the liability and equity components in proportion to the allocation of the gross proceeds.

Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the lives of the liability component using the effective interest method.

(iv)	Financial liabilities

All financial liabilities are measured subsequently at amortized cost using the effective interest method or at FVTPL.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is designated as at FVTPL. A financial liability may be designated as at FVTPL upon initial recognition if either:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise

•

The financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis

•	It forms part of a contract containing one or more embedded derivatives, and IFRS 9 permits the entire combined contract to be designated as at FVTPL

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.13	Financial liabilities and equity (continued)

(iv)	Financial liabilities (continued)

Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on changes in fair value recognized in profit or loss. The net gains or losses from change in fair value of financial liabilities at FVTPL excluding any interest paid on the financial liability are recognized in the consolidated statement of profit or loss under “Change in fair value of financial liability at FVTPL”. Interest paid on financial liability at FVTPL is separately included in the ‘Loan interest expense’ under “Finance expense” in the consolidated statement of profit or loss.

However, for financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. The remaining amount of change in the fair value of liability is recognized in consolidated statement profit or loss. Changes in fair value attributable to a financial liability’s credit risk that are recognized in other comprehensive income are not subsequently reclassified to profit or loss; instead, they are transferred to retained earnings upon derecognition of the financial liability.

Any loan commitments issued at below-market interest rates are initially recognized at their fair value as a financial liability, and subsequently measured at the higher of the initial value less the cumulative amount of income recognized and their expected credit loss provision. Loan commitments may be designated at fair value through profit or loss where that is the business model under which such contracts are held.

Financial liabilities measured subsequently at amortized cost

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held- for-trading, or (iii) designated as FVTPL, are measured subsequently at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

Foreign exchange gains and losses

For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are based on the amortized cost of the instruments. These foreign exchange gains and losses are recognized in the ‘other expenses’ line item in profit or loss for financial liabilities that are not part of a designated hedging relationship. For those which are designated as a hedging instrument for a hedge of foreign currency risk foreign exchange gains and losses are recognized in other comprehensive income and accumulated in a separate component of equity.

The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. For financial liabilities that are measured as at FVTPL, the foreign exchange component forms part of the fair value gains or losses and is recognized in profit or loss for financial liabilities that are not part of a designated hedging relationship.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.13	Financial liabilities and equity (continued)

(iv)	Financial liabilities (continued)

The Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between: (1) the carrying amount of the liability before the modification; and (2) the present value of the cash flows after modification is recognized in profit or loss as the modification gain or loss within other gains and losses.

2.14	Derivative financial instruments

The Group provides trading in perpetual futures contracts (“perpetuals contracts”) and options contracts on the Exchange to eligible customers. Perpetuals contracts are a type of futures contract without an expiry date and will reference the prices of select digital assets, initially quoted in underlying markets (e.g., USDC). Option contracts are instruments that grant the holder the right, but not the obligation, to buy or sell a specified quantity of digital assets at a predetermined strike price on or before a set expiration. Both perpetual contracts and option contracts are classified as derivative instruments.

The Group also enters digital asset derivative financial instruments with third parties through other exchanges or over-the-counters for risk management.

Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately under “Change in fair value of derivatives” unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. Derivatives are not offset in the financial statements unless the Group has both a legally enforceable right and intention to offset. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not due to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

Embedded derivatives

An embedded derivative is a component of a hybrid contract that also includes a non-derivative host — with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.

Derivatives embedded in hybrid contracts with a financial asset host within the scope of IFRS 9 are not separated. The entire hybrid contract is classified and subsequently measured as either amortized cost or fair value as appropriate.

Derivatives embedded in hybrid contracts with hosts that are not financial assets within the scope of IFRS 9 (e.g., financial liabilities) are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

If the hybrid contract is a quoted financial liability, instead of separating the embedded derivative, the Group generally designates the whole hybrid contract at FVTPL.

An embedded derivative is presented as a non-current asset or non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative relates is more than 12 months and is not expected to be realized or settled within 12 months.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.15	Credit loss and impairment of financial assets

Credit losses from investments and other financial assets

The Group recognizes a loss allowance for expected credit losses on deposits, other receivables and intercompany balances, as well as on financial guarantee contracts. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Group recognizes lifetime ECL for other assets, if material. When applicable, the expected credit losses on these financial assets are estimated based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

For the years ended December 31, 2025, 2024 and 2023, the Group has no expectation of credit losses related to other assets. Thus no such loss allowance was recorded as of December 31, 2025, 2024 and 2023.

2.16	Impairment of property and equipment and intangible assets excluding goodwill

At each reporting date, the Group reviews the carrying amounts of its property and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.16	Impairment of property and equipment and intangible assets excluding goodwill (continued)

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in consolidated statement of profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.

2.17	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts.

The restricted cash represents any cash that is legally restricted as to withdrawal or usage.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.18	Share capital and share premium

Ordinary shares

Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity. Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.

Preference shares

The Group’s redeemable preference shares are classified as financial liabilities, because they are contingently redeemable in cash by the holders.

2.19	Current and deferred taxation

The income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.19	Current and deferred taxation (continued)

A provision is recognized for those matters for which the tax determination is uncertain and it is not probable that the tax authority will accept the tax return position taken which would result in a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable using the most likely method and assuming that the tax authorities will examine all the amounts reported to them and have full knowledge of all relevant information. The assessment is based on the judgment of tax professionals within the Group supported by previous experience in respect of such activities and in certain cases based on external tax specialist advice.

Deferred tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, a deferred tax liability is not recognized if the temporary difference arises from the initial recognition of goodwill.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the reporting date.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.20	Pillar Two model rules

Amendments to IAS 12 Income Taxes — Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The Group has adopted the amendments to IAS 12 for the first time in the current year. The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences. Depending on the applicable tax law, equal taxable and deductible temporary differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting profit nor taxable profit.

Following the amendments to IAS 12, an entity is required to recognize the related deferred tax asset and liability, with the recognition of any deferred tax asset being subject to the recoverability criteria in IAS 12.

The adoption of this amendment has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Amendments to IAS 12 Income Taxes — International Tax Reform — Pillar Two Model Rules

The Group adopted the amendments to IAS 12 effective January 1, 2023. The IASB amends the scope of IAS 12 to clarify that the Standard applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD, including the tax law that implements qualified domestic minimum top up taxes described in those rules.

The amendments introduce a temporary exception to the accounting requirements for deferred taxes in IAS 12, so that an entity would neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes.

The Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions where the Group has subsidiaries including Germany and the United Kingdom. The Pillar Two legislation assesses certain additional taxes to relevant taxpayers effective January 1, 2024 and further set of tax assessments effective January 1, 2025.

Jurisdictions continue to implement Pillar Two taxes effective January 1, 2025, including the implementation of the under-taxed profits rule (“UTPR”) in Germany and the United Kingdom. This UTPR grants the tax authorities an extra-territorial right to assess tax on income of subsidiaries of an in-scope multinational that are organized in low-tax jurisdictions.

The Group has made an assessment of its tax exposure to the Pillar Two rules in effect in 2025 based on its business operating model and each of its subsidiaries’ location, form, assets, results of operations and tax filings. The assessment considered Pillar Two’s various rules such as scoping, definitions of revenue, applicability of safe harbors and exemptions such as the transitional exemption rules that exclude application of UTPR for eligible groups that are treated as being in not more than six jurisdictions.

Based on its assessment, the Pillar Two rules are not expected to have a material impact on the Group’s results of operations. However, the application of the rules continues to evolve, and its outcome may alter aspects of how the Group’s tax obligations are determined in countries in which it does business. The Group continues to evaluate the potential impact of these rules.

2.21	Share-based payments

The Group operates an equity incentive plan for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations. Employees (including directors), advisors and key service providers of the Group may receive remuneration in the form of share-based payments, whereby the employees and consultants render services as consideration for equity instruments (“equity- settled transactions”).

The fair value of the employee and consultancy services received in exchange for the grant of the award shares and options is recognized as an expense with a corresponding increase in share based payment reserve. The total amount to be expensed is determined by reference to the fair value of the share awards and share options granted. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

At the end of each period, the entity revises its estimates of the number of options and awards that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

The grant by the Group of share awards and share options over its equity instruments to the employees and consultants of subsidiary undertakings in the Group is treated as an amount due from the subsidiary undertakings, with a corresponding credit to equity in the Group’s separate financial statements, measured with reference to the grant date fair value and is recognized over the vesting period.

2.22	Earnings/(loss) per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders of the Group, after adjusting for non-controlling interests, by the weighted average number of ordinary shares outstanding during the period.

For the calculation of diluted earnings per share, net income attributable to ordinary shareholders of the Group, after adjusting for non-controlling interests, is adjusted by the effect of dilutive securities, including convertible redeemable preference shares, under the treasury stock method. The weighted average number of ordinary shares outstanding during the period is adjusted by the effects of dilutive securities, including dilutive convertible redeemable preference shares. Potentially dilutive securities have been excluded from the computation of diluted earnings per share if their inclusion is anti-dilutive.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.23	Digital Assets Loan Payable

The Group engages in digital asset borrowing from external parties to facilitate yield enhancement or liquidity- as-a-service activities. The loans do not impose restrictions on the Group’s ability to deploy the digital assets borrowed but may require the Group to act as liquidity provider for that digital asset on the Exchange or other venues. These loans do not provide a right to repay the loan or interest in a different digital asset to the type of digital asset borrowed. These digital assets borrowed are initially recorded at the fair value as part of the assets in intangible assets. Corresponding liabilities are recognized in “digital assets loan payable” in the Consolidated Balance Sheets, depending on the counterparty.

Digital assets loan payable are treated as hybrid instruments. The liability host contract is not classified as a traditional debt instrument due to its nature as a non-financial liability, initially measured at the fair value of the assets acquired. The embedded derivative, which reflects changes in the fair value of the underlying digital asset, is measured at fair value through profit or loss, in accordance with IFRS 9.

To align with the economic characteristics and risks of the entire instrument, the Group has elected to designate the entire borrowing or loan payable at fair value through profit or loss. This approach ensures that all changes in the fair value of the instrument, including those arising from the embedded derivatives, are recognized in the consolidated statements of profit or loss and other comprehensive income.

The terms of these digital asset loans payable can either be for a fixed maturity term and repayable at the option of the Group or the lender. These loans payable bear interest payable by the Group to the lender, based on a percentage of the amount borrowed. Interest expenses are accrued and recognized over the term of the loan, reflecting the cost of the loan for the period it is outstanding, and are included under “Finance Expense” in the consolidated statements of profit or loss and other comprehensive income.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2	Summary of principal accounting policies (continued)

2.23	Digital Assets Loan Payable (continued)

The digital asset loan payable in USDC is considered a financial liability, as it represents an obligation to return financial assets arising from a loan arrangement entered into by an individual lender, which is a past event. The Group accounts for this liability as a financial liability at amortized cost, in compliance with IFRS standards.

3	Critical accounting judgments and key sources of estimation uncertainty

In applying the Group’s accounting policies, which are described in Note 2, the Group make judgments (other than those involving estimations) that have a significant impact on the amounts recognized and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. These estimates are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments, apart from those involving estimations (which are presented separately below), that the directors have made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

3.1	Critical judgments in applying the Group’s accounting policies

Digital assets transactions and balances

In preparing the Group’s financial statements, management exercises critical judgment to determine the appropriate accounting policies for digital assets, based on the specific facts and circumstances of the Group’s digital assets and Exchange business. The decision to apply a dual classification of digital assets, which meet the definition of intangible assets, is informed by the business model within which each asset is held and the scope provisions of IAS 2 and IAS 38.

For digital assets transacted on the Exchange, the Group has determined that these assets meet the definition of a broker-trader under IAS 2, and thus applies inventory treatment. Under IAS 2, digital assets are measured at fair value less costs to sell, with changes in fair value recognized in profit or loss. Other digital assets, which are not held for market making purpose and are held for long-term strategic purposes, are classified as intangible assets under IAS 38. These assets are measured at revalued amounts, with any revaluation reserves recognized in other comprehensive income.

3.2	Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

(i)	Fair market value of digital assets held

Management needs to apply judgment in determining appropriate accounting policies based on the facts and circumstances of the Exchange business. Furthermore, in determining fair values, management needs to apply judgment to identify the relevant available markets, and to consider accessibility to and activity within those markets in order to identify the principal digital asset markets for the Group. Changes in estimates could significantly impact the ending balance of digital assets held in inventories, as well as change in fair value of digital assets held in the consolidated statements of profit or loss.

Refer to "Note 7 — Change in fair value of digital assets held, net" for the movement over the period and the total change in fair value of digital assets held, net.

BULLISH

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3	Critical accounting judgments and key sources of estimation uncertainty (continued)

3.2	Key sources of estimation uncertainty (continued)

(ii)	Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the exercise multiple, volatility and dividend yield and making assumptions about them. The Group measures the fair value of equity-settled transactions with employees using an appropriate option pricing model (e.g. binomial model) at the grant date. Changes in these judgments, inputs, assumptions or interpretations may occur and should those changes be significant, they could have a material impact on the Group's net income/(loss).

Refer to "Note 29 — Share Based Payments" for the assumptions and models used for estimating fair value for share-based payment transactions and shared-based payment expense for the years ended December 31, 2025 and 2024.

(iii)	Fair value of digital assets loan and other receivables less allowance for expected credit losses

In determining fair values of digital asset loan receivables, management needs to apply judgment to identify the maturity date based on the facts and circumstances of the Exchange business. The face value of digital asset lent is measured based on the fair value of underlying digital assets using the same valuation approach.

In measuring credit component of digital asset loan receivables, it requires judgment, in particular, the expected loss for a given credit line facility, the net credit shortfall at default and probability of default. Management performs an individual borrower analysis to reassess credit risk and collateral sufficiency at each reporting date. Where collateral coverage exceeds maintenance margin requirements or when there are no indicators of credit deterioration or default are identified, the Group concludes that credit risk is sufficiently mitigated and expected credit losses are not material. Actual results could vary from estimates and could significantly impact the ending balance of loan and other receivables - digital assets as well as total comprehensive income/(loss).

The Exchange is entitled to exercise rights to sell or liquidate the collateral in the borrowers’ spot account on the Exchange if the borrowers fail to maintain the value of the collateral in their spot account at the pre- agreed margin level within a specified time. In determining the probability of default, the Exchange will consider the guarantee arrangement, if any, where it can enforce the guarantee to repay the shortfall when there is a default event.

Refer to "Note 13 — Loan and other receivables - digital assets" for the activity over the period and the total change in the balance.

4  Digital assets sales

The following tables summarize the disaggregation of Digital assets sales by venue for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	Year Ended December 31,
	2025	2024	2023
On the Exchange	$244,414,963	$250,179,460	$115,607,215
On other venues(i)	396,424	21,822	884,944
Total Digital asset sales	$244,811,387	$250,201,282	$116,492,159

(i)	Other venues means other exchanges or over-the-counter brokers that were used to purchase or sell digital assets.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4  Digital assets sales—(continued)

Below is the table of Digital assets sales on the Exchange disaggregated by major geography, based on domicile of the customers, accounting for 10% or more of total Digital assets sales on the Exchange (in thousands):

	Year Ended December 31,
	2025	2024	2023
United Kingdom	$72,492,926	$74,295,884	$38,127,807
Cayman Islands	46,923,742	*	14,377,101
British Virgin Islands	34,980,001	35,270,979	15,305,642
Singapore	*	90,980,790	13,786,923
Netherlands	*	*	23,693,869
Rest of the World	90,018,294	49,631,807	10,315,873
Total Digital asset sales	$244,414,963	$250,179,460	$115,607,215

* Digital asset sales attributable to the geography during the period did not exceed the 10% threshold.

Below is the table of Digital assets sales on the Exchange disaggregated by major customers accounting for 10% or more of total Digital assets sales on the Exchange (in thousands):

	Year Ended December 31,
	2025	2024	2023
Customer A	$57,649,927	$62,890,467	$34,908,743
Customer B	27,955,612	*	*
Customer C	*	85,566,459	*
Customer D	*	*	11,891,307
Customer E	*	*	14,361,697
Customer F	*	*	11,691,258

* Digital asset sales attributable to the customer during the period did not exceed the 10% threshold.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5  Cost of digital assets derecognized

The following table presents the Cost of digital assets derecognized by venue for the year ended  December 31, 2025, 2024 and 2023 (in thousands):

	Year Ended December 31,
	2025	2024	2023
On the Exchange	$244,336,500	$250,082,963	$115,536,178
On other venues(i)	396,587	21,807	883,040
Total Cost of digital assets derecognized	$244,733,087	$250,104,770	$116,419,218

(i)	Other venues means other exchanges or over-the-counter brokers that were used to purchase or sell digital assets.

For the years ended December 31, 2025, 2024, and 2023, the Exchange recorded Cost of digital assets derecognized based on the carrying value of the digital assets sold from the Automated Market Making Instructions (“AMMI”) on the Exchange which was the fair value of the digital asset at the time it was disposed.

6  Other revenues

The following table presents Other revenues by category for the year ended  December 31, 2025, 2024 and 2023 (in thousands).

	Year Ended December 31,
	2025	2024	2023
Transaction fee income(i)	$3,424	$2,203	$445
Subscription and services revenue(ii)	155,517	59,764	14,896
Total Other revenues(iii)	$158,941	$61,967	$15,341

(i)	For the year ended December 31, 2025, 2024, and 2023, the Exchange recorded Transaction fee income from peer-to-peer spot trades of $1.8 million, $1.6 million, and $0.1 million, respectively.

(ii)	Includes interest income of $14.8 million, $12.3 million, and $12.0 million for the year ended December 31, 2025, 2024, and 2023, respectively.

(iii)

Includes interest income and other income from non-customers of $65.7 million, $12.3 million, and $12.0 million for the years ended December 31, 2025, 2024, and 2023, respectively. For 2025, $14.8 million relates to interest income (see footnote (ii)), with the remaining $50.9 million representing other income from non-customers. For 2024 and 2023, the amounts relate entirely to interest income.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7  Change in fair value of digital assets held, net

The following table presents the components of the Change in fair value of digital assets held, net for the year ended  December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,
	2025	2024	2023
Change in fair value of digital asset inventories, arising from purchase of digital assets on the Exchange	$56,031	$71,685	$60,605
Change in fair value of digital asset inventories and financial assets, net of change in fair value of the payable to customers	(208,577)	130,733	1,238,819
Change in fair value of loan and other receivables - digital assets	(24,994)	43,675	53,510
Change in fair value of digital asset loan payable	15	(14,449)	(1,102)
Impairment losses of digital asset held - intangible assets	(497,443)	(24,601)	—
Total Change in fair value of digital assets held, net	$(674,968)	$207,043	$1,351,832

8  Administrative expenses

The following table presents the components of Administrative expenses for the year ended  December 31, 2025, 2024 and 2023 (in thousands):

	Year Ended December 31,
	2025	2024	2023
Compensation and benefits	$133,824	$131,653	$90,627
Legal and professional fees	48,364	21,466	11,528
Related party service fees	—	—	2,056
Total Administrative expenses	$182,188	$153,119	$104,211

9  Other expenses

The following table presents the components of Other expenses for the year ended  December 31, 2025, 2024 and 2023 (in thousands):

	Year Ended December 31,
	2025	2024	2023
Information technology and software expenses	$20,408	$19,175	$19,327
Production expenses	8,925	2,371	—
Depreciation of property and equipment and right-of-use assets	5,955	6,199	5,423
Advertisement and promotion expenses	4,822	3,328	1,728
Amortization of intangible assets	2,244	2,348	—
Custody fees	1,718	1,687	1,653
Other share-based payment expenses	628	—	—
Impairment of right-of-use assets	—	956	—
Other	15,725	10,015	6,334
Total Other expenses	$60,425	$46,079	$34,465

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10  Finance expense

The following table presents the components of Finance expense for the year ended  December 31, 2025, 2024 and 2023 (in thousands):

	Year Ended December 31,
	2025	2024	2023
Loan interest expense	$51,594	$37,466	$2,174
Lease interest expense	775	1,063	809
Total Finance expense	$52,369	$38,529	$2,983

Loan interest expense for the year ended December 31, 2025, 2024, and 2023 includes expenses related to borrowing arrangements discussed in Note 22.

For the year ended December 31, 2025, 2024, and 2023 the Group recognized Loan interest expense of $34.8 million, $34.9 million, and $0 million respectively, from the loan facility with a related company owned by the major shareholder of the Group. See Notes 22 and 30 for details.

For the year ended December 31, 2025, 2024, and 2023 the Group recognized Loan interest expense of $0 million, $0 million, and $2.1 million respectively, from the loan facility with a parent entity. See Note 30 for details.

11  Income tax

(a)	Taxation in the consolidated profit or loss represents:

This note provides an analysis of the Group’s income tax expense, and shows what amounts are recognized directly in equity and how the tax expense is affected by non-assessable and non-deductible items. It also explains significant estimates made in relation to the Group’s tax position.

	Year Ended December 31,
	2025	2024	2023
Current income tax expense / (benefit)	$(170)	$3,405	$2,696
Deferred income tax expense / (benefit)	(774)	1,600	(1,239)
Total Income tax expense / (benefit)	$(944)	$5,005	$1,457

The deferred tax expense/(benefit) comprises temporary differences attributable to:

	Year Ended December 31,
	2025	2024	2023

Deferred tax expense / (income)
Compensation and benefits	$(566)	$1,523	$(1,090)
Tax losses carried forward	-	(4)	-
Depreciation allowances	(19)	(80)	(149)
Others	(189)	161	-
Total deferred expense / (benefit)	$(774)	$1,600	$(1,239)

(b)	Reconciliation between tax expense and accounting loss at applicable tax rates:

A reconciliation of the tax expense applicable to income/(loss) before income tax at the statutory rate for the jurisdiction in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rate is as follows:

	Year Ended December 31,
	2025	2024	2023

Income before income tax	$(786,413)	$84,568	$1,301,472
Tax at the applicable tax rate of 0%
Effects of different tax rates available to different jurisdictions	$(4,589)	$2,281	$(1,004)
Expense not deducible for tax purposes	1,148	195	193
Income not subject to tax	(23)	(169)	(1,015)
ESOP windfall	(343)	—	—
Tax effects on unrecognized tax losses	3,147	(1,487)	3,233
Change in unrecognized temporary differences	1,690	4,177	22
Others	(1,974)	8	28

Total Income tax expense / (benefit)	$(944)	$5,005	$1,457

As of December 31, 2025, the Group had estimated unused tax losses of approximately $200.8 million (2024: $172.9 million) that can be carried forward indefinitely, subject to final assessment by the tax authorities. Unrecognized tax losses are due to lack of certainty of future taxable profits that can utilize the loss carry forward.

Deferred Tax Assets and Liabilities

The following are the major deferred tax liabilities and assets recognized by the Group and movements thereon as of December 31, 2025 and 2024:

	Compensation	Depreciation	Tax losses	Others	Total
	and benefits	allowances	carried
			forward
	)		)	)	)
As of December 31, 2023	$(3,808)	$296	$—	$(161)	$(3,673)
Charged to profit or loss	1,523	(80)	(4)	161	1,600
Others	-	-	-	(9)	(9)
As of December 31, 2024	$(2,285)	$216	$(4)	$(9)	$(2,082)
Charged to profit or loss	(566)	(19)	-	(189)	(774)
Others	-	-	-	9	9
As of December 31, 2025	$(2,851)	$197	$(4)	$(189)	$(2,847)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

No deferred tax asset has been recognized from tax losses as it is not considered probable that there will be future taxable profits available.

	Year Ended December 31,
	2025	2024
Deferred tax assets	$2,865	$2,088
Deferred tax liabilities	(18)	(6)
	$2,847	$2,082

Unrecognized deferred tax

The amount of gross temporary differences and unused tax losses for which no deferred tax asset is recognized in the balance sheet was $197.0 million (2024: $172.4 million). This amount included unused Gibraltar tax losses of $155.8 million (2024: $140.8 million), U.K losses of $17.3 million (2024: $13.5 million), and U.S federal tax losses of $18.2 million (2024: $11.6 million) and U.S. state tax losses of $9 million (2024: $6.5 million) which can only be recovered against future taxable profits of the respective entities.

No deferred tax was recognized on these losses due to the absence of convincing evidence regarding the availability of sufficient future taxable profits against which to recover them. Deferred tax is not recognized in respect of the Group’s investments in subsidiaries and branches where the Group is able to control the timing of remittance or other realization and where remittance or realization is not probable in the foreseeable future.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12  Digital assets held

The tables below present the movement of Digital assets held - inventories and Digital assets held - intangible assets for the year ended  December 31, 2025 and 2024 (in thousands).

	Digital		Digital
	assets held - inventories		assets held - intangible assets
	2025	2024	2025	2024
As of January 1,	$573,876	$1,289,346	$1,878,268	$—
Reclassification of digital assets from inventories to intangible assets	—	(928,690)	—	928,690
Reclassification of digital assets to financial assets	(2,154)	(3,709)	—	(3)
Additions	244,587,454	250,218,679	103,538,787	5,606,967
Disposals	(244,811,387)	(250,201,282)	(103,216,831)	(5,554,454)
Loan and other receivables made, net(i)	876	(1,724)	(193,907)	(76,483)
Net settlement of Investments in financial assets	—	—	(381,447)	(22,187)
Revaluation	(142,487)	201,256	409,644	1,020,339
Impairment losses	—	—	(497,443)	(24,601)
As of December 31,	$206,178	$573,876	$1,537,071	$1,878,268

(i)

The net repayment or proceeds from Loan and other receivables made/(returned), net, accounts for the net amount of collateral pledged or returned, excluding the repayment of interest income recognized during the period. The receipt of interest is recorded under Additions.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12  Digital assets held—(continued)

The tables below present the movement of Digital assets held - financial assets for the year ended  December 31, 2025 and 2024 (in thousands):

	Digital
	assets held - financial assets
	2025	2024
As of January 1,	$132,649	$253,663
Reclassification of digital assets to financial assets	2,154	3,712
Additions/(disposals), net	2,908,689	(60,877)
Proceeds from issuance of Ordinary shares	1,150,000	—
Loan and other receivables made, net(i)	(3,138,839)	(26,810)
Net settlement of Investments in financial assets	6,086	(8,598)
Net settlement of perpetual contracts	(12,764)	(29,603)
Revaluation	(10,060)	1,162
As of December 31,	$1,037,915	$132,649

(i)

The net repayment or proceeds from Loan and other receivables accounts for the net amount of collateral pledged or returned, excluding the repayment of interest income recognized during the period. The receipt of interest is recorded under Additions/(disposals), net.

The table below presents the breakdown of Digital assets held - financial assets by venue (in thousands):

	December 31,	December 31,
	2025	2024
Digital financial assets held on the Exchange wallets	$84,993	$67,514
Digital financial assets held on the non-Exchange wallets	952,922	65,135
Total Digital assets held - financial assets	$1,037,915	$132,649

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12  Digital assets held—(continued)

The table below presents the implied units and carrying amount of digital assets, denominated in units and US dollars, for Digital assets held - inventories, Digital assets - intangible assets, and Digital assets - financial assets (in thousands):

	December 31,		December 31,
	2025		2024
	Units	Fair Value	Units	Fair Value
BTC(i)	18.03	$1,598,225	22.70	$2,143,529
ETH(i)	12.52	37,410	61.65	208,862
Stablecoins(ii)		1,056,666		206,551
Others(iii)		88,863		25,851
Total Digital assets held - inventories, intangible assets, and financial assets		$2,781,164		$2,584,793

(i)	BTC and ETH balances presented include tokens that are wrapped such as cbBTC (8,177 units valued at $725.8 million as of December 31, 2025 and none as of December 31, 2024), wBTC (227 units valued at $20.1 million as of December 31, 2025, 247.9 units valued at $23.4 million as of December 31, 2024) and weETH (160.6 units valued at $0.5 million as of December 31, 2025, 48.1 units valued at $0.2 million as of December 31, 2024).

(ii)	Stablecoins are a digital asset intended to maintain a stable value by tracking a reference asset, such as USD, typically on a one-to-one basis. As of December 31, 2025 individual assets that comprise greater than 5% of the balance include USDC ($464.9 million), USDG ($204.3 million), and PYUSD ($161.1 million). As of December 31, 2024, individual assets that comprise greater than 5% of the balance include USDC ($127.9 million), SUSDE ($51.3 million), and USDT ($19.7 million). No other stablecoins represent greater than 5% of the total balance.

(iii)	Any digital asset that individually represents less than 5% of the digital asset balance presented is grouped together as Others.

13  Loan and other receivables - digital assets

The tables below present the movement of Loan and other receivables - digital assets for the year ended  December 31, 2025 and 2024 (in thousands):

	Loan and other receivables - digital assets
	2025	2024
As of January 1,	$166,388	$17,696
Digital asset loan receivables made, net	248,073	78,498
Digital asset pledged as collateral made, net	51,692	22,488
Interest	5,323	4,031
Revaluation gain/(loss)	(24,994)	43,675
As of December 31,	$446,481	$166,388

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents Loan and other receivables - digital assets by type of underlying digital asset provided, denominated in units and US dollars, as of  December 31, 2025 and 2024 (in thousands). Amounts totaling less than 5% of the outstanding balance are aggregated in the Others line:

	December 31,		December 31,
	2025		2024
	Units	Fair Value	Units	Fair Value
BTC	1.90	$168,630	0.80	$74,901
ETH	1.96	5,843	0.42	1,427
USDC		132,775		20,500
Others		9,128		—
Total Digital assets - credit line facility and other lending arrangements		$316,376		$96,828

BTC	0.01	$792	0.00	$236
ETH	0.57	1,699	0.58	1,977
USDC		12,008		19,446
Others		281		277
Total Digital assets - margin lending services		$14,780		$21,936

BTC	1.30	$115,325	0.50	47,624
Total Digital assets - pledged as collateral		$115,325		$47,624

BTC	3.21	$284,747	1.30	$122,761
ETH	2.53	7,542	1.00	3,404
USDC		144,783		39,946
Others		9,409		277
Total Loan and other receivables - digital assets		$446,481		$166,388

The Group provides collateralized digital asset loans via margin lending services and credit line facilities. The maximum exposure to credit risk is the carrying value. As of December 31, 2025 and 2024, the net exposure after considering collateral was zero. No significant change in fair value attributable to credit risk was recorded for Loans and other receivables - digital assets for the years ended December 31, 2025 and 2024.

See Note 26(f) for the fair value hierarchy based on the degree to which the fair value is observable.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14  Investments in financial assets

The table below presents the fair value of Investments in financial assets by investment type (in thousands):

	December 31,	December 31,
	2025	2024
BTC funds	$186,067	$35,365
Grayscale CoinDesk Crypto 5 ETF	93,184	—
CoinDesk 20	87,802	40,598
Other digital assets funds	12,408	10,110
Other Investments in financial assets	24,683	100
Total Investments in financial assets	$404,144	$86,173

As of December 31, 2025 and 2024, the Group held digital assets exchange-traded funds and private funds valued at $379.4 million and $86.1 million, respectively,  as well as equity investments valued at $24.7 million and $0.1 million, respectively.

When the Group disposes of Investments in financial assets, a realized gain or loss is calculated as the proceeds received from the sale of the investment less the investment's original cost. The realized gains and losses are recorded on a gross basis. These amounts are presented within Change in fair value of investment in financial assets.

For the year ended December 31, 2025 and 2024, the Group recognized realized gains on disposition of investments in financial assets of $23.2 million and $0 million, respectively. Realized losses for the same periods totaled $20.6 million and $0 million, respectively.

15  Goodwill and Other intangible assets

The table below presents the carrying value of Goodwill and Other intangible assets (in thousands):

	Domain	Customer relationships(i)	Trademarks(i)	Total Other Intangibles	Goodwill
Cost
As of January 1, 2024	$1,336	$7,500	$26,100	$34,936	$40,235
Additions arising from business combinations	—	—	731	731	22,231
Exchange differences	—	—	(21)	(21)	(991)
As of December 31, 2024	$1,336	$7,500	$26,810	$35,646	$61,475
Exchange differences	—	—	52	52	1,587
As of December 31, 2025	$1,336	$7,500	$26,862	$35,698	$63,062

Accumulated Amortization
As of December 31, 2024	$—	$(580)	$(1,768)	$(2,348)	$—
As of December 31, 2025	$—	$(1,116)	$(3,478)	$(4,594)	$—

Carrying amount
As of December 31, 2024	$1,336	$6,920	$25,042	$33,298	$61,475
As of December 31, 2025	$1,336	$6,384	$23,384	$31,104	$63,062

(i)

Customer relationships and Trademarks were acquired as part of business combinations and are amortized on a straight-line based over their estimated useful lives (14 years for Customer relationships, 12 to 16 years for Trademarks). Amortization for the year ended December 31, 2025, 2024, and 2023 was $2.2 million, $2.3 million, and $0 respectively.

16  Property and equipment and right-of-use assets

The table below presents the carrying value of Property and equipment and right-of-use assets (in thousands):

	Computer and office equipment	Furniture & Fixtures	Leasehold improvements	Buildings	Transportation Equipment	Right of use asset	Construction in Progress (CIP)	Total
COST
As of December 31, 2023	$3,014	$1,713	$1,710	$—	$—	$16,902	$—	$23,339
Fixed asset additions	386	—	5	—	—	8,445	—	8,836
Fixed asset disposals	—	—	—	—	—	(3,815)	—	(3,815)
As of December 31, 2024	$3,400	$1,713	$1,715	$—	$—	$21,532	$—	$28,360
Fixed asset additions	809	21	66	3,798	3,406	16,275	1,867	26,242
Fixed asset disposals	(78)	—	—	—	—	(6,897)	—	(6,975)
Translation adjustment	(1)	—	—	—	—	—	—	(1)
As of December 31, 2025	$4,130	$1,734	$1,781	$3,798	$3,406	$30,910	$1,867	$47,626

ACCUMULATED DEPRECIATION
As of December 31, 2023	$(1,804)	$(476)	$(715)	$—	$—	$(6,486)	$—	$(9,481)
Charge for the year	(861)	(339)	(280)	—	—	(4,719)	—	(6,199)
Reversal of accumulated depreciation in relation to right-of-use assets derecognition	—	—	—	—	—	1,438	—	1,438
As of December 31, 2024	$(2,665)	$(815)	$(995)	$—	$—	$(9,767)	$—	$(14,242)
Fixed asset depreciation	(383)	(221)	(168)	(3)	—	(5,180)	—	(5,955)
Fixed dsset disposals	—	—	—	—	—	938	—	938
Translation adjustment	2	—	—	—	—	—	—	2
As of December 31, 2025	$(3,046)	$(1,036)	$(1,163)	$(3)	$—	$(14,009)	$—	$(19,257)

CARRYING AMOUNT
As of December 31, 2024	$735	$898	$720	$—	$—	$11,765	$—	$14,118
As of December 31, 2025	$1,084	$698	$618	$3,795	$3,406	$16,901	$1,867	$28,369

(i)	The Group leases office premises with lease terms ranging from 2 to 8 years. Refer to Note 26 for maturity analysis of Lease liabilities.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17  Other assets

The table below presents the components of non-current and current Other assets (in thousands):

	December 31,	December 31,
	2025	2024
Non-current assets
Deposits	$1,180	$970
Other receivables	323	249
Finance lease receivables	739	824
Prepayments	16,252	20,044
Deferred options reward program costs	2,817	—
Total Other assets (non-current)	$21,311	$22,087

Current assets
Accounts receivable	$24,625	$9,146
Finance lease receivables	110	333
Prepayments	18,943	8,616
Other receivables	3,824	3,114
Total Other assets (current)	$47,502	$21,209

As of  December 31, 2025 and 2024, the carrying values of current Other assets approximated their fair values.

18  Restricted cash

As of December 31, 2025, current Restricted cash primarily related to deposits for insurance policies of $16.8 million ( December 31, 2024: $15.9 million) and non-current Restricted cash primarily related to guarantees for lease agreements of $5.7 million ( December 31, 2024: $2.0 million).

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19  Cash and cash equivalents

The table below presents the components of Cash and cash equivalents (in thousands):

	December 31,	December 31,
	2025	2024
Cash at banks	$80,159	$28,231
Cash on the Exchange at banks	7,626	3,300
Cash held in brokers	107	9
Total Cash and cash equivalents	$87,892	$31,540

As of December 31, 2025 and 2024, the carrying values of Cash and cash equivalents approximated their fair values.

20  Convertible redeemable preference shares

As of  December 31, 2025 and 2024 the outstanding Convertible redeemable preference share liability totaled $0 and $47.9 million, respectively. As of December 31, 2025, no shares remained unredeemed.

Effective in August, as part of the IPO Reorganization, all 2,735,938 issued and outstanding Class B preference shares were mandatorily converted into an equal number of Ordinary shares. The accounting for this conversion involved derecognizing the $47.9 million financial liability and reclassifying the $18.4 million equity component. Both amounts were transferred to Share capital and Share premium.

21  Other payables

The table below presents the components of Other payables (in thousands):

	December 31,	December 31,
	2025	2024
Options reward program liability	$3,000	$—
Total Other payables (non-current)	$3,000	$—

Accrued compensation and benefits	$20,363	$16,072
Accrued expenses	10,569	8,153
Deferred income	10,557	9,504
Loan interest payable to the related party(i)	8,764	8,764
Amounts due to related parties(i)	807	1,780
Other payables	2,968	5,148
Total Other payables (current)	$54,028	$49,421

(i)	For additional details regarding transactions with related parties see Note 30.

As of December 31, 2025 and 2024, the carrying values of Other payables approximated their fair values.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22  Borrowings from related parties and Borrowings

The table below presents the components of the Borrowings from related parties and Borrowings (in thousands):

	December 31,	December 31,
	2025	2024
Unsecured Borrowings from related parties at FVTPL(i)	$505,600	$482,450

Secured Borrowings at amortized cost	$49,982	$25,000

Borrowings (non-current)	$505,600	$482,450
Borrowings (current)	$49,982	$25,000

(i)	See Note 30 for additional details.

Borrowings from related parties include an unsecured loan from a related party. Borrowings include a secured loan, a secured credit facility, and secured borrowings from DeFi protocols.

Borrowings from related parties

In 2023, the Group entered into a subordinated loan agreement with its ultimate holding company, block.one, subsequently amended the agreement to a final facility comprised of $40.0 million, 9,600 BTC, and 60 million USDC. In 2024, the loan was transferred to a subsidiary of block.one. As of December 31, 2025 the counterparty remains a related party of the Group.

The terms of the facility state that the loan is denominated in USD, totaling $396.7M as of the draw down date, and is repayable in whole or in part at any time by the Group without premium or penalty. If, on the day before the loan repayment date, the price of Bitcoin is below $30,000, the lender will forgive a portion of the loan principal, known as the forgiven amount which is calculated based on a formula using the outstanding balance and the Bitcoin price.

As the instrument contains one or more embedded derivatives, it has been designated as FVTPL on initial recognition and as such the embedded derivatives are not separated.

The difference between the fair value of the borrowings due to shareholder and its nominal value at initial recognition was $74 million, and was accounted for as the deemed contribution from shareholder as of December 31, 2023. The borrowing is classified as level 3 in the fair value hierarchy (see Note 26) due to the use of unobservable inputs.

For the year ended December 31, 2025 and 2024, the amount of Fair value gain/(loss) on financial liabilities designated as at FVTPL attributable to changes in credit risk associated with the Borrowings from related parties was $3.1 million and $16.4 million, respectively, and the remaining Change in fair value of financial liability at FVTPL was $20.1 million and $43.4 million, respectively.

Borrowings

New credit facility ( January 2025): On January 31, 2025, the Group entered into a credit facility agreement with another lender. The Group was required to provide USD or digital assets as collateral for the loan. A mandatory top-up event is triggered if the collateral posted falls below the required value, and the Group is required to deposit additional collateral into the collateral account to address the shortfall. On April 22, 2025, $100 million was drawn from this credit facility, the loan was fully repaid on April 23, 2025.

Resolution of 2024 loan and new repurchase agreement ( February 2025): On June 11, 2024, the Group entered into the Loan and Security Agreement with a lender for a principal amount of $25 million, bearing interest at 10% per annum, with interest paid monthly and the principal due at maturity. Per the agreement, the Group was required to maintain BTC as collateral. If the loan-to-value (LTV) ratio exceeded 60%, a mandatory top-up event would have been triggered, requiring the Group to deposit additional BTC or USD to reduce the LTV ratio to 50% or less. The loan matured on February 11, 2025.

On February 28, 2025, the Group entered into the Repurchase Agreement with the same lender. Under this new agreement, the Group transferred a specified amount of BTC with a nominal value of $125 million to the entity for a purchase price of $50 million. This arrangement carries an interest rate of 9% per annum, payable monthly. The Group is obligated to repurchase the BTC on February 28, 2026. If the market value of the transferred BTC falls below a 200% margin, the Group must transfer additional BTC to restore the margin to 200%.

Other borrowings from DeFi protocols

The Group borrows certain stablecoins, which are classified as Digital assets held - financial assets, from DeFi protocols to access liquidity for its operations. These Borrowings are over collateralized by digital assets and are subject to automatic liquidation if the value of the collateral falls below the required maintenance levels. Interest rates are variable and are determined by the algorithmic supply and demand within each protocol. As of December 31, 2025 and 2024, the outstanding balance of secured borrowings from DeFi protocols was immaterial.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23  Digital assets loan payable

The table below presents the components of Digital assets loan payable (in thousands):

	Year Ended December 31,
	2025	2024
Unsecured borrowing at FVTPL
Beginning of period	$20,613	$6,164
Loan repayment	(15,135)	—
Revaluations (gain)/loss	(211)	14,449
As of end of December 31,	$5,267	$20,613

Secured borrowing at FVTPL
Beginning of period	$—	$—
Loan drawdown	654,863	745
Loan repayment	(654,726)	(761)
Revaluations (gain)/loss	197	16
As of end of December 31,	$334	$—

Digital assets loan payable (non-current)	$5,267	$20,613
Digital assets loan payable (current)	$334	$—

In September 2023, the Group entered into a master XRP loan agreement with a third party to borrow XRP for performing market making activities. The loan is subject to an annual interest rate of 5.50% with repayment period of 4 years. The Group and lender may terminate the loan agreement or reduce the loan balance at any time. During the year ended December 31, 2025, the Group repaid $15.1 million of the loan balance.

The Group borrows digital assets and certain stablecoins which may be classified as Digital assets - intangible assets from DeFi protocols to access liquidity for its operations. The Borrowings are secured, over-collateralized by digital assets, and are subject to automatic liquidation if the value of the collateral falls below required maintenance levels. Interest rates are variable and determined by the algorithmic supply and demand within each protocol.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24  Share capital and Share premium

The table below presents the number of authorized shares (in thousands):

	December 31,	December 31,
	2025	2024
	Shares	Shares
Authorized shares of $0.002 each
Ordinary shares	750,000	—
Class A common shares	—	500,000
Class B preference shares	—	125,000
Class C common shares	—	125,000
Total	750,000	750,000

The table below presents the number of issued and fully paid shares (in thousands) and the associated Share capital and Share premium recorded (in thousands):

	December 31,	December 31,
	2025	2025
	Shares	$'s
Issued and fully paid - Ordinary shares
As of December 31, 2024 (post-Reverse Stock Split)	113,215	$3,821,537
Conversion of Class B Preference shares	2,736	66,278
Conversion of Bullish Global shares	233	8,622
Issuance of Ordinary shares in connection with initial public offering during the period	34,500	1,209,194
Exercise of options	115	3,087
Restricted Stock Units vested and converted to Ordinary shares	35	1,345
As of December 31, 2025	150,834	$5,110,063

Immediately prior to the completion of its initial public offering ("IPO"), and pursuant to the Amended and Restated Memorandum and Articles of Association, the Group was authorized to issue 750,000,000 Ordinary shares of a par value of $0.002, and all of its issued and outstanding Common shares and Preference shares were converted into and re-designated as Ordinary shares of a par value of $0.002 on a one-for-one basis.

In August 2025, the Group completed its IPO and issued and sold 34,500,000 Ordinary shares, inclusive of the underwriters’ over-allotment option which was exercised in full, at a price of $37.00 per share. The IPO resulted in net proceeds to the Company of $1,212.7 million after deducting the underwriting discounts and commissions and before deducting offering costs of $3.5 million, which were recorded to Share capital and Share premium as a reduction of the net proceeds received from the IPO.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25  Derivative financial instruments

The table below presents details regarding Derivative financial instruments (in thousands):

	December 31,	December 31,
	2025	2024
Derivative financial instruments (assets)
Digital currency perpetual contracts - carrying amount	$—	$—
Derivative financial instruments (liabilities)
Digital currency perpetual contracts - carrying amount	—	—
Total notional amount
Digital currency perpetual contracts	$140,522	$38,626

The notional amount of Derivative financial instruments primarily represents the perpetual futures contracts that the Group offers to eligible customers on the Exchange. Derivative financial instruments are held as trading derivatives that are not designated in hedge accounting relationship.

26  Financial risk management

The Group’s major instruments include Loan and other receivables - digital assets, Borrowings, Borrowings from related parties, Digital assets loan payable, and other amounts due to related parties. Details of the financial instruments are disclosed in their respective notes. The risks associated with these instruments include market risk (digital asset risk, currency risk, interest rate risk and other price risk), credit risk, liquidity risk, loss of access risk, irrevocability, and regulatory oversight risk. The approaches on how to mitigate these risks are set out below. The Group manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

(a)	Credit risk

Credit risk primarily arises from Cash and cash equivalents, Loan and other receivables - digital assets, and Other receivables. For Loan and other receivables - digital assets and Other receivables.

As of December 31, 2025 and 2024, the maximum exposure to credit risk is represented by the carrying amount of each financial asset. The Group does not provide any guarantees which would expose the Group to material credit risk.

The Directors of the Group consider the probability of default upon initial recognition of an asset and whether there has been a significant increase in credit risk during the period. To assess whether there is a significant increase in credit risk the Group compares the risk of a default occurring on the assets as of the balance sheet date with the risk of default as of the date of initial recognition. The following indicators are incorporated:

●	actual or expected significant adverse changes in business, financial economic conditions that are expected to cause a significant change to the company’s ability to meet its obligations;

●	actual or expected significant changes in the operating results of the company;

●	significant changes in the expected performance and behavior of the company, including changes in the payment status of the third party.

Cash and cash equivalents and Other receivables

As of December 31, 2025 and 2024, management considers Cash and cash equivalents and Other receivables to be low credit risk as counterparties have adequate ability to meet their obligations in the near term and the Group has not experienced losses on these receivables. As such, the ECL for these receivables are deemed immaterial and no allowance has been recorded.

Loans and other receivables - digital assets - credit line facility and other lending arrangements

The Group offers credit line facilities to eligible institutional customers who have completed onboarding and wish to trade on the Exchange using borrowed funds. Each facility is negotiated individually, common terms include grant of a security interest over the collateral (the borrower’s spot account assets) and other creditor’s rights to the Exchange such as the right to seize and sell the collateral upon default, margin maintenance requirements imposing obligation on the borrower to maintain sufficient collateral in the spot account at all times, and termination rights with notice by the Exchange with full repayment due. Each loan or facility is only approved by management of the Exchange based on review of contractual terms and credit risk assessment.

The composition of collateral (digital asset and fiat) in the borrowers’ spot account may vary depending on the trading activities executed by the borrowers from time to time. The value of underlying collaterals may fluctuate over the loan term. Therefore, exposures and collateral values are monitored daily, to ensure that the margin requirement is always met.

The Exchange is entitled to exercise rights to sell or liquidate the collateral in the borrowers’ spot account if the borrowers fail to maintain the value of the collateral in their spot account at the pre-agreed margin level within a specified time. The Group is entitled to access customer assets upon default as the Group has the lender’s rights under security interests and operationally, the Group or the custodian controls the keys to the digital asset omnibus wallets and the omnibus bank accounts are in the name of the Group not the customers. As a result, the Group may be exposed to credit risk from the shortfall arising from the market volatility of underlying collaterals in spot accounts during the maintenance margin call period (i.e., 48 hours). The potential credit risk exposure is further mitigated by the guarantee obtained from the borrower or borrower’s parent company.

Given the credit exposure is monitored daily and the Exchange can enforce the guarantee, if any, to repay the shortfall when there is a default event, and as of December 31, 2025 and 2024 the margin ratio has consistently remained above the initial margin requirement for all credit facilities, the allowance for expected credit losses was determined to be immaterial as of December 31, 2025 and 2024 and no allowance has been recorded.

The Group offers other lending arrangements from time to time to institutional customers on an ad hoc basis. Each arrangement is negotiated individually. The Group performs deal-specific due diligence on the loan counterparty to assess their specific credit risk profile. The Group also negotiates and performs specific ongoing credit monitoring procedures including review of financial and or operational metrics to assess the financial health of the counterparty. As of December 31, 2025 and 2024, the Group has concluded that the allowance for expected credit losses associated with these other lending arrangements is immaterial.

Loans and other receivables - digital assets - margin lending services

The Group offers margin lending services to enhance capital efficiency for clients involved in leveraged trading. This service allows clients to lend their idle assets (referred to as Lenders) and provides funding for trading activities to other clients (referred to as Borrowers). Margin loans obtained through this service are exclusively intended for trading on the Exchange platform and are backed by collateral in the form of client assets held on the Exchange. These loans are subject to margin call and liquidation mechanisms to effectively manage risk.

The credit risk associated with the margin lending is borne by the Lenders. If a Borrower defaults on a loan and the Lender wishes to take action against the Borrower, the Exchange will assign the margin loan to the Lender, enabling them to pursue the Borrower directly. The terms and conditions of the service outline various enforcement actions that the Exchange may take, including accelerating and demanding repayment of margin loans, enforcing security interests over collateral, and suspending or terminating a Borrower’s use of the margin lending services.

As of December 31, 2025 and 2024, the Exchange has not experienced any default, past due and write-off of principal or interest with regard to the fiat and digital asset loan receivable. For the years ended December 31, 2025 and 2024, no fiat or digital asset loan was modified for which the allowance for expected credit losses has been changed. As of December 31, 2025 and 2024, all margin posted by the borrowers on the Exchange has remained above the margin call requirement, except for de minimis amounts that were below the liquidation requirement in 2024.

As the credit risk associated with margin lending is borne by the Lenders, no allowance for expected credit loss has been recorded for the year ended December 31, 2025 and 2024.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26  Financial risk management—(continued)

(b)	Liquidity risk

The Group monitors its liquidity requirements to ensure sufficient funds are available. The following tables present the contractual maturity analysis for financial liabilities as of  December 31, 2025 and 2024 (in thousands):

		Later than
		1 year and		Total	Carrying
	Less than	not later	Later than	undiscounted	amount as of
	1 year	than 5 years	5 years	cash flow	December 31, 2025
December 31, 2025
Accrued compensation and benefits	$20,363	$—	$—	$20,363	$20,363
Accrued expenses	10,569	—	—	10,569	10,569
Other payables	2,580	—	—	2,580	2,580
Lease liabilities	8,655	19,717	838	29,209	19,902
Digital assets loan payable	623	5,465	—	6,088	5,601
Borrowings from related parties	34,774	563,464	—	598,239	505,600
Borrowings	50,456	—	—	50,456	49,982
Customer segregated cash liabilities	20,044	—	—	20,044	20,044
Amounts due to related parties	807	—	—	807	807
Loan interest payable to the related party	8,764	—	—	8,764	8,764
Options reward program liability	—	3,000	—	3,000	3,000
	$157,635	$591,646	$838	$750,119	$647,212

		Later than
		1 year and		Total	Carrying
	Less than	not later	Later than	undiscounted	amount as of
	1 year	than 5 years	5 years	cash flow	December 31, 2024
December 31, 2024
Accrued compensation and benefits	$16,072	$—	$—	$16,072	$16,072
Accrued expenses	8,153	—	—	8,153	8,153
Other payables	5,148	—	—	5,148	3,443
Lease liabilities	6,180	13,455	616	20,251	15,002
Digital assets loan payable	1,134	22,564	—	23,698	20,613
Borrowings	60,059	598,184	—	658,243	507,450
Convertible redeemable preference shares(i)	—	47,879	—	47,879	47,879
Customer segregated cash liabilities	6,382	—	—	6,382	6,382
Amounts due to related parties	1,780	—	—	1,780	1,780
Loan interest payable to the related party	8,764	—	—	8,764	8,764
Options reward program liability	—	—	—	—	—
	$113,672	$682,082	$616	$796,370	$637,243

(i)

As part of the IPO Reorganization, the Convertible redeemable preference shares were mandatorily converted into Ordinary shares. The accounting for this conversion involved derecognizing the $47.9 million financial liability associated with the Convertible redeemable preference shares. This amount was transferred to Share capital and Share premium.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26  Financial risk management—(continued)

(c)  Digital asset risk

(i) Risks with respect to customers’ digital assets

The Group receives transfers of digital assets from customers, which the Group hold in a custodial capacity. Customers’ digital assets are held in their spot, margin or AMMI service accounts.

Custodying customers’ digital assets exposes the Group and its customers to unique risks and uncertainties, including technological, legal and regulatory risks and uncertainties, that could result in the loss of customers’ digital assets with or without a corresponding reduction in the Group’s associated liabilities owed to customers.

As of December 31, 2025 and 2024, the Group has not experienced any loss from any of its customers’ digital asset.

(ii) Loss of access risk

The loss of access to the private keys associated with the Group’s digital asset holdings may be irreversible and could adversely affect the future operation. Digital assets are controllable only by an individual that possesses both the unique public key and private key or keys relating to the “digital wallet” in which the digital asset is held. To the extent a private key is lost, destroyed or otherwise compromised and no backup is accessible the Group may be unable to access the digital assets. It is the policy of the Group to conduct due diligence surrounding private key management performed by custodians as part of the onboarding process in order to mitigate this risk.

(iii) Irrevocability of transactions

Digital asset transactions are irrevocable and if stolen or incorrectly transferred digital assets may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Group may not be capable of seeking compensation. The Group seeks to mitigate risk by establishing policies and procedures to require a careful review of each transaction before execution.

(d)	Regulatory oversight risk

Regulatory changes or actions may restrict the use of digital assets or the operation of digital asset networks or exchanges in a manner that adversely affects investments held by the Group. The Group consistently engages with external legal counsel and regulatory advisors to understand any updates on the regulatory landscape that may impact our business.

(e)	Market risk

Market risk is the potential for loss resulting from unfavorable market movements, which can arise from changes in various market factors as follows:

(i)    Price risk of digital assets

The Group is exposed to price risk associated with its holdings of digital assets, primarily BTC and ETH. The prices of digital assets are subject to significant volatility and are influenced by numerous factors. These include, but are not limited to, global supply and demand dynamics, interest and exchange rates, inflation or deflation, and broader political and economic conditions.

The Group's exposure to price risk primarily arises from its direct holdings of digital assets which are measured at fair value. Management actively monitors market conditions and potential exposure to mitigate these risks.

The sensitivity analyses below have been determined based on the exposure to digital asset price risk for Digital assets held - inventories, Digital assets held - intangible assets, Loan and other receivables - digital assets, Investments in financial assets, and Digital assets loans payable. Digital assets held - financial assets have been excluded from the analyses as management views these assets as having immaterial exposure to digital asset price risk. A 50% increase or decrease in digital asset price represents management's assessment of the reasonable possible change in price.

If the price of all digital assets, excluding Digital assets held - financial assets, increased or decreased by 50% with all other variables held constant, the Group's total equity for the years ended December 31, 2025 and 2024 would have been $1,294.1 million and $1,342.0 million higher/lower, respectively.

(ii)    Interest rate risk

The Group is exposed to interest rate risk, specifically the risk associated with changes in rate on interest bearing financial assets including cash balances deposited at financial institutions. The Group manages its interest rate risk through regular assessments of the existing interest rate environment, the current outlook, and the potential impact of any changes in rate.

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the reporting date. A 50 basis point increase or decrease represents management's assessment of the reasonable possible change in interest rate.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26  Financial risk management—(continued)

If interest rates had been 50 basis points higher or lower with all other variables were held constant, the Group's profit for the year ended December 31, 2025 would have been $3.7 million ( December 31, 2024: $0.6 million) lower/higher.

(iii)    Currency risk

The Group is exposed to exchange rate fluctuation risk as a result of operating in multiple jurisdictions with different operating currencies. Financial assets and financial liabilities are primarily denominated in the functional currency of the respective company. The Group’s exposure to foreign currency exchange risk is not significant.

(f)	Fair value estimation

Fair value measurements are classified within a three-level hierarchy based on the observability of the inputs used in the valuation techniques:

●	Level 1 — Derived from unadjusted quoted prices in active markets for identical assets or liabilities.
●

Level 2 — Derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

●	Level 3 — Derived from valuation techniques that include significant unobservable inputs for the asset or liability.

Management determined the fair value of digital assets as follows:

●	Level 1 — The fair values of digital assets held as inventory, intangible assets, and investments in financial assets are determined using a quoted price on the asset’s principal market.
●

Level 2 — The fair values of customer payables in AMMI service accounts, investments in financial assets, and loan receivables are determined using quoted prices in active markets for similar assets or valuation models utilizing observable market inputs.

●	Level 3 — The below investments have significant unobservable inputs, their respective considerations are as follows:
o

Borrowings: The fair value of borrowings is calculated using the Monte Carlo simulation method. The valuation’s key components include the bitcoin reference price, expected volatility, repayment terms, and the discount rate. Due to the method’s reliance on less observable inputs, like expected volatility and discount rate, the estimated fair values are classified as Level 3 within the fair value hierarchy.

o

Fund and Equity Investments: The fair value of unquoted fund and equity investments is primarily determined using a market approach. The price of a recent market transaction (i.e., the initial investment amount) is generally utilized as the best estimate of fair value. At each reporting date, management assesses whether this transaction price remains representative of fair value by considering investee-specific performance, potential indicators of impairment, and broader macroeconomic conditions. Because the inputs used to assess these changes are unobservable, these investments are classified within Level 3 of the fair value hierarchy.

The following tables present the Group’s digital assets and financial liabilities that are measured at fair value (in thousands):

	Level 1	Level 2	Level 3	Total
As of December 31, 2025
Assets
Investments in financial assets	$358,184	$17,275	$28,685	$404,144
Digital assets held - inventories	206,178	—	—	206,178
Digital assets held - intangible assets	1,537,071	—	—	1,537,071
Digital assets held - financial assets	1,037,915	—	—	1,037,915
Loan and other receivables - digital assets	—	446,481	—	446,481
	$3,139,348	$463,756	$28,685	$3,631,789

Liabilities
Borrowings from related parties	$—	$—	$505,600	$505,600
Digital assets loan payable - current and non-current	—	—	5,601	5,601
	$—	$—	$511,201	$511,201

The following table presents a reconciliation of the beginning and ending balances for fair value measurements using significant unobservable inputs (Level 3) for the years ended December 31, 2025 and 2024 (in thousands):

	Beginning Balance January 1, 2025	Realized Gains (Losses)	Unrealized Gains (Losses)	Purchases	Sales	Transfers into Level 3	Transfers Out of Level 3	Ending Balance December 31, 2025	Change in Unrealized Gains (Losses) for the Period for Investments Still Held at December 31, 2025
Investments in Financial Assets, at fair value
Equity Investments	-	-	3	23,345	-	-	-	23,348	-
Fund Investments	-	-	3	5,237	-	100	-	5,340	-
Total investments in Financial Assets	$-	$-	$6	$28,582	$-	$100	$-	$28,688	$-
Financial Liabilities, at fair value
Borrowings	482,450	-	23,150	-	-	-	-	505,600	-
Digital assets loan payable	-	-	-	-	-	5,601	-	5,601	-
Total Financial Liabilities	$482,450	$-	$23,150	$-	$-	$5,601	$-	$511,201	$-

The following table presents a reconciliation of Level 3 fair value measurements of financial instruments (in thousands):

	Level 1	Level 2	Level 3	Total
As of December 31, 2024
Assets
Investments in financial assets	$—	$86,173	$—	$86,173
Digital assets held - inventories	573,876	—	—	573,876
Digital assets held - intangible assets	1,878,268	—	—	1,878,268
Digital assets held - financial assets	132,649	—	—	132,649
Loan and other receivables - digital assets	—	166,388	—	166,388
	$2,584,793	$252,561	$—	$2,837,354

Liabilities
Borrowings from related parties	$—	$—	$482,450	$482,450
Digital assets loan payable	—	20,613	—	20,613
	$—	$20,613	$482,450	$503,063

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26  Financial risk management—(continued)

During the year ended December 31, 2025, the Group transferred assets with a fair value of $358.2 million from Level 2 to Level 1 of the fair value hierarchy. This transfer was due to increased trading volume and the resulting availability of unadjusted quoted prices in active markets for these specific assets.

(e)	Fair value estimation—(continued)

As of December 31, 2023	$422,750
Fair value change attributable to changes in credit risk	16,350
Change in fair value of financial liability at FVTPL	43,350
As of December 31, 2024	$482,450
Fair value change attributable to changes in credit risk	3,050
Change in fair value of financial liability at FVTPL	20,100
As of December 31, 2025	$505,600

27  Capital risk management

The Group manages its capital to ensure that it will be able to continue as a going concern while optimizing the balance between debt and equity to enhance shareholder value.

The Group’s capital structure comprises convertible redeemable preference shares and equity attributable to owners of the Company, including issued share capital, retained earnings, and other reserves.

Management reviews the capital structure on a regular basis, considering the cost of capital and the risks associated with each component. Based on these considerations, the Group may adjust its capital structure through dividend distributions, issuance of new shares, or share repurchases.

28  Earnings/(loss) per share

The table below presents the components of the calculation of the basic and diluted earnings/(loss) per share (in thousands):

	Year Ended December 31,
	2025	2024	2023
Earnings/(loss)
Earnings/(loss) for the purpose of basic earnings per share attributable to owners of the Group	$(764,681)	$78,527	$1,299,167
Effects of NCI add-back to Net income assuming conversion of BMC1 shares	(16,969)	—	—
Earnings/(loss) for the purpose of diluted earnings per share attributable to owners of the Group	$(781,650)	$78,527	$1,299,167

Weighted average shares outstanding
Weighted average shares outstanding for the purpose of basic earnings/(loss) per share	127,723	112,664	112,500
Effects of dilutive Convertible redeemable preference shares	—	2,736	9,684
Weighted average shares outstanding for the purposes of diluted earnings/(loss) per share	127,723	115,400	122,184

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28 Earnings/(loss) per share—(continued)

In periods in which the Company reports a net loss, potential common shares are excluded from the calculation of diluted earnings (loss) per share when their inclusion would be anti-dilutive. For the year ended December 31, 2025, 1.7 million weighted average convertible redeemable preference shares were excluded from the calculation of diluted earnings (loss) per share as their inclusion would have been anti-dilutive. The weighted average number of convertible redeemable preference shares outstanding for the years ended December 31, 2024 and 2023 was 2.7 million and 9.7 million, respectively.

For the year ended December 31, 2025, 1.4 million weighted average common shares attributable to the employee stock ownership plan and 2.7 million weighted average common shares attributable to vested BMC1 shares convertible to Bullish shares were excluded from the calculation of diluted earnings (loss) per share as their inclusion would have been anti-dilutive. No weighted average shares attributable to these instruments were outstanding during the years ended December 31, 2024 and 2023.

Reverse Stock Split and IPO Reorganization

On July 31, 2025, the Company’s Board of Directors approved a reverse stock split of the Company’s Class A common shares, Class B preference shares, and Class C common shares on a 1-for-2 basis (the “Reverse Split”) which became effective on August 1, 2025. The reverse stock split has been applied retrospectively to the prior years’ share figures for the purposes of calculating earnings per share.

29  Share-based payments

Beginning in July 2021, the Group granted restricted share units (“RSUs”) and stock options (together, “compensatory equity awards”) to eligible employees of the Group and its subsidiaries, and other service providers under equity incentive plans authorizing the issuance of up to 25,000,000 Class C common shares of Bullish Global. Awards generally vest monthly from the grant date and are subject to additional terms and conditions including exercise periods, lapse and forfeiture provisions. The fair value of compensatory equity awards granted is recognized as share-based compensation expense over the vesting period with a corresponding increase in share-based payment reserves.

Under the 2021 employee equity plan, a total of 350,010 RSUs and 1,869,704 stock options had been granted as of December 31, 2025. In June 2023, the Group reduced the exercise price of all unexercised options from US$37.98 per share to US$14 per share.

Under the 2022 employee equity plan, adopted in June 2023, 1,575,234 stock options had been granted as of December 31, 2025. Options generally vest one-half or one-quarter per year from the grant date.

Under the 2023 employee equity plan, adopted in January 2024, 2,898,787 stock options had been granted as of December 31, 2025. Options generally vest one-quarter or one-fifth per year from the grant date.

In February 2025, the Board of Directors passed a resolution to adopt a new equity incentive plan (the “2024 Plan”). The 2024 Plan allows for the granting of stock options to management, employees, advisors, and other key service providers. Under the 2024 employee equity plan, $1,441,829 stock options had been granted as of December 31, 2025.

Options under the 2024 Plan may be granted for contractual periods of up to ten years at prices authorized by the Board of Directors. Options granted under the 2024 Plan typically vest ratably on an annual basis over four years and are subject to additional terms and conditions including exercise period, lapse, and forfeiture. In the event of a corporate transaction that results in a change of control or a public listing, the options will be subject to a lock up for a specified period after the triggering event.

The Group granted options to eligible employees of the Group and/or its subsidiaries and other service providers. Options under the 2024 Plan typically vest ratably on an annual basis over four years and are subject to additional terms and conditions including exercise period, lapse, and forfeiture.

The fair value of the employee and consultancy services received in exchange for the grant of the compensatory equity awards is recognized as an expense with a corresponding increase in share based payment reserve. The total amount to be expensed is determined by reference to the fair value of the options granted. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

On February 16, 2021, the Group granted 4,500,000 stock options (unadjusted for the reserve stock split) to a key advisor under an advisory agreement at an exercise price of $16 per share. The awards comprised two tranches: Tranche 1 options under which 50% vested on the grant date and the remaining 50% vesting over a three-year service period and Tranche 2 options subject to a 3 year vesting period and the occurrence of an initial public offering (“IPO”). In January 2023, the advisory agreement was terminated and unvested Tranche 2 options lapsed. In February 2024, the IPO condition was not met and the remaining Tranche 2 options were forfeited. On May 15, 2024, the advisor exercised the remaining 2,250,000 vested Tranche 1 options (unadjusted for the reserve stock split) through a net share settlement.

The table below presents the components of Share-based payments (in thousands):

	Year Ended December 31,
	2025	2024	2023
Share-based payments related to employees & directors	$15,345	$22,480	$17,781
Share-based payments related to advisor(i)	—	107	(11,608)
Other share-based payments	628	—	—
Total Share-based payments	$15,973	$22,587	$6,173

(i) Reversal of Tranche 2 options expense amortization of $12.4 million for the year ended December 31, 2023.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29  Share-based payments—(continued)

Equity-settled share plan to employees

Options

The tables below present details of the options activity during the year ended December 31, 2025, 2024, and 2023:

	Year Ended December 31,
	2025		2024		2023
		Weighted		Weighted		Weighted
		average	Number of	average	Number of	average
	Options	exercise price	stock options	exercise price	stock options	exercise price
Outstanding at beginning of period	4,944,061	$14.00	2,577,467	$25.76	1,163,597	$37.98
Granted during the period	1,458,858	$24.52	2,881,758	$14.00	1,575,234	$25.76
Forfeited during the period	(441,161)	$17.67	(515,164)	$14.00	(139,012)	$25.76
Modified during the period	—	$—	—	$—	(22,352)	$25.76
Exercised during the period	(116,551)	$14.14	—	$—	—	$—
Outstanding at the end of period	5,845,207	$18.10	4,944,061	$14.00	2,577,467	$25.76
Exercisable at the end of period	2,341,984		—		—

The options outstanding as of December 31, 2025 had a weighted average exercise price of $18.10 remaining contractual life of 7.9 years.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RSUs

The tables below present details of the RSU activity during the year ended December 31, 2025, 2024, and 2023:

	Year Ended December 31,
	2025	2024	2023
Outstanding at beginning of the period	200,046	201,939	235,109
Granted during the year	33,111	—	—
Forfeited during the year	—	(1,893)	(45,009)
Released during the year	(40,009)	—	—
Modified during the year	—	—	11,839
Outstanding at end of the period	193,148	200,046	201,939

2023 Equity-settled share plan to senior management

The tables below present details of the Restricted Units and Incentive Units outstanding during the periods:

Restricted Units relating to Class A of BMC1

	Year Ended December 31,
	2025	2024	2023
Outstanding at beginning of the period	4,787,234	4,787,234	—
Granted during the year	—	—	4,787,234
Shares converted from Class B to Class A during the period	5,136,703	—	—
Outstanding as of period end	9,923,937	4,787,234	4,787,234

Incentive Units relating to Class B of BMC1

	Year Ended December 31,
	2025	2024	2023
Outstanding at beginning of period	8,856,384	9,574,468	—
Granted during the year	—	—	9,574,468
Shares converted from Class B to Class A during the period	(5,136,703)	—	—
Cancelled during the period	—	(718,084)	—
Outstanding at the end of the period	3,719,681	8,856,384	9,574,468

On August 12, 2025, the Group redesignated 5,136,703 Class B shares as Class A shares of BMC1. The Class A and Class B shares of BMC1 are exchangeable for an aggregate of 7,075,504 Ordinary shares, of which 4,796,454 are vested as of December 31, 2025.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity-settled stock option plan to advisor

There were no outstanding advisor options and no activity for the year ended December 31, 2025, 2024, and 2023. A summary of advisor option activity for the year ended  December 31, 2025, 2024, and 2023 is as follows (in thousands except for exercise price):

	Year Ended December 31, 2025		Year Ended December 31, 2024		Year Ended December 31, 2023
		Weighted		Weighted		Weighted
		average		average		average
	Options	exercise price	Options	exercise price	Options	exercise price
Outstanding at beginning of period	—	$—	1,812,500	$15.97	2,250,000	$28.70
Exercised during the period	—	$—	(1,125,000)	$11.10	—	$—
Cancelled during the period	—	$—	—	$—	(437,500)	$28.70
Forfeited during the period	—	$—	(687,500)	$11.10	—	$—
Outstanding at the end of period	—	$—	—	$—	1,812,500	$15.97
Exercisable at the end of period	—		—		1,093,750

30  Related party transactions

The table below presents related party transactions entered into during the year ended December 31, 2025, 2024, and 2023 (in thousands):

	Year Ended December 31,
	2025	2024	2023
Other expenses
Services fees charged to a related party (i)	$(619)	$(334)	$—

Finance expense
Loan interest expenses charged by related parties (ii)	$34,771	$34,866	$—

The table below presents outstanding balances arising from the above transactions as of December 31, 2025 and 2024 (in thousands).

	December 31,	December 31,
	2025	2024
Other payables
Amounts due to related parties	$807	$1,780
Loan interest expense payable to related parties	8,764	8,764

Borrowings from related parties
Loan payable to related parties (iii)	$505,600	$482,450

(i)

In 2024, the Group entered into a service agreement with a company that is wholly owned by a related party, controlled by the major shareholder and director of the Group, for the use of office spaces and amenities leased by the Group. In July 2025, the Group agreed to assign this office lease in its entirety to an entity controlled by the Group's major shareholder and director, for no consideration. This assignment was subsequently completed, which finalized the termination of the 2024 service agreement and released the Group from its related lease guarantee.

(ii)

In 2023, the Group entered into a loan agreement with its parent entity block.one. The Group paid interest to block.one at a per annum interest rate of 7% on a quarterly basis. In 2024, block.one transferred all of its rights and obligations under the loan agreement to a subsidiary of block.one. Subsequently, the majority of the shares of the subsidiary were transferred to certain major shareholders of the Group. As both the transferor and the transferee were related parties of the Group, the counterparty to the loan remained a related party following the transfer. See Note 22 for further details.

(iii)	The outstanding balances with the related parties (formerly the parent entity block.one and its subsidiaries) are unsecured, bear interest at 7% annum and are repayable on demand.

BULLISH

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31  Commitments and contingencies

The Group entered into loan commitments through the Exchange to provide funds to customers at a future date. These commitments typically have a specified term and may be subject to unconditional cancellation or may remain in effect, contingent upon the satisfaction of all conditions outlined in the related loan agreements. These commitments encompass undrawn credit facilities and represent the Group's intent to provide funds as per the agreed terms and conditions.

The Group entered into two secured revolving credit facility agreements. Interest on borrowings drawn under these facilities accrues daily. These agreements provide for a total facility size of up to 800 BTC (USD equivalent of $70.9 million as of December 31, 2025) and 205 million USDC. Of this total amount, 200 BTC (USD equivalent of $17.8 million as of December 31, 2025) and 40 million USDC are committed. As of December 31, 2024, the Group had a single secured revolving credit facility agreement totaling 50 million USDC, of which 20 million USDC was committed.

The table below presents the outstanding, undrawn, off-balance sheet financial commitments as of  December 31, 2025 and 2024 (in thousands)

	December 31, 2025	December 31, 2024
Margin lending services	$86,437	$86,130
Other lending services	275,930	50,000
Total financial commitments	$362,367	$136,130

32  Investments in subsidiaries

The consolidated financial statements include the Group and its controlled subsidiaries in accordance with IFRS 10. Investments in subsidiaries are eliminated upon consolidation.

As of December 31, 2025, BMC1, a Cayman Islands entity and a subsidiary of the Group, and its subsidiaries had a non-controlling interest representing 3.9% of total equity. This non-controlling interest was fully comprised of the vested portion of equity awards held by senior management.

As of December 31, 2024 , BMC1 and its subsidiaries had a non-controlling interest representing 0.8% of total equity. This non-controlling interest was fully comprised of the vested portion of equity awards held by senior management. Additionally, as of December 31, 2024, Bullish Global, a Cayman Islands entity and a subsidiary of the Group, and BMC1, had a non-controlling interest representing 0.2 % of total equity.  This non-controlling interest was fully comprised of shares held pursuant to the exercise of options granted to a service provider.

As of December 31, 2023, BMC1  and its subsidiaries had a non-controlling interest representing 0.4% of total equity. This non-controlling interest was fully comprised of the vested portion of equity awards held by senior management.

Because Bullish Global is the Group’s operating company and is fully held by BMC1 and the Group, the Group’s consolidated financial statements reflect the financial position, results of operations, and cash flows of both BMC1 and Bullish Global, except as otherwise noted below.

Consolidated statements of profit or loss and other comprehensive income (loss)

The Group’s consolidated statements of profit or loss and other comprehensive income (loss), directly reflect the total revenues, expenses, and net income (loss) of BMC1 and Bullish Global, respectively, for the years ended December 31, 2025, 2024, and 2023, respectively.

No dividends were paid to non-controlling interests during the years ended December 31, 2025, December 31, 2024, or December 31, 2023.

Consolidated balance sheets

The Group's consolidated balance sheets reflect the total assets, liabilities, and equity  of BMC1 and Bullish Global, respectively, as of December 31, 2025 as follows:

●	Total Assets: Consolidated total assets reflect the total assets of BMC1 and Bullish Global, respectively.
●

Total Liabilities: Consolidated total liabilities are $1.2 billion lower than the total liabilities of BMC1 and Bullish Global, respectively, to reflect the receipt of IPO proceeds by the Group and subsequent intercompany loan to Bullish Global.

●

Total Equity: Consolidated total equity is $1.2 billion higher than the total equity of BMC1 and Bullish Global, respectively, to reflect the receipt of IPO proceeds by the Group and subsequent intercompany loan to Bullish Global.

The Group’s consolidated balance sheets reflect total assets, liabilities, and equity of BMC1 and Bullish Global, respectively for the year ended December 31, 2024.

Consolidated statements of cash flows

Total operating, investing, and financing cash flows as presented in the Group’s consolidated statements of cash flows directly reflects the total operating, investing, and financing cash flows of BMC1 and Bullish Global, respectively, for the years ended December 31, 2025, 2024, and 2023.

33 Subsequent events

The Group has evaluated subsequent events through March 9, 2026, the date the consolidated financial statements were available for issuance. During the first quarter of 2026, the Company authorized the conversion of 395,299 BMC1 vested shares into 205,000 ordinary shares. The conversion represents approximately 0.14% of the Group's aggregate outstanding equity units.